  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1996


                                                 REGISTRATION NO. 333-6445
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                              SUMMIT DESIGN, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
       DELAWARE                      7372                     93-1137888
   (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
     JURISDICTION         CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
  OF INCORPORATION)

                9305 S.W. GEMINI DRIVE, BEAVERTON, OREGON 97008
                                (503) 643-9281
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                               LARRY J. GERHARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                9305 S.W. GEMINI DRIVE, BEAVERTON, OREGON 97008
                                (503) 643-9281
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
         ALAN K. AUSTIN, ESQ.                  THOMAS W. FURLONG, ESQ.
       ELIZABETH R. FLINT, ESQ.                  DAVID A. HUBB, ESQ.
        STEVEN V. BERNARD, ESQ.                  PAMELA PASTI, ESQ.
       SUSAN L. STAPLETON, ESQ.             GRAY CARY WARE & FREIDENRICH
   WILSON SONSINI GOODRICH & ROSATI          A PROFESSIONAL CORPORATION
       PROFESSIONAL CORPORATION                  400 HAMILTON AVENUE
          650 PAGE MILL ROAD                 PALO ALTO, CALIFORNIA 94301
   PALO ALTO, CALIFORNIA 94304-1050                (415) 328-6561
            (415) 493-9300
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

=================================================================================
                                                           PROPOSED
                                              PROPOSED      MAXIMUM
  TITLE OF EACH CLASS         AMOUNT          MAXIMUM      AGGREGATE   AMOUNT OF
    OF SECURITIES TO           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
     BE REGISTERED         REGISTERED(1)    PER SHARE(2)   PRICE(2)      FEE(3)
- ----------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share.........  4,600,000 shares     $9.00      $41,400,000   $15,665

================================================================================

(1) Includes 600,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.

(3) Includes an additional registration fee of $1,785 with respect to the 575,000 share increase in the amount of shares to be registered. A registration fee of $13,880 was previously paid with respect to 4,025,000 shares at a proposed maximum offering price of $10 per share.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                              SUMMIT DESIGN, INC.
                             CROSS REFERENCE SHEET

        PURSUANT TO ITEM 501(b) OF REGULATION S-K SHOWING LOCATION IN
            PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

              ITEM NUMBER AND HEADING IN
           FORM S-1 REGISTRATION STATEMENT             LOCATION OR CAPTION IN PROSPECTUS
           -------------------------------             ---------------------------------
  1. Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....... Forepart of Registration Statement;
                                                     Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages of
      Prospectus................................... Inside Front Cover Page; Page 3
  3. Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges................. Prospectus Summary; Risk Factors
  4. Use of Proceeds............................... Summary; Use of Proceeds
  5. Determination of Offering Price............... Outside Front Cover Page; Underwriting
  6. Dilution...................................... Dilution
  7. Selling Security Holders...................... Principal and Selling Stockholders
  8. Plan of Distribution.......................... Outside and Inside Front Cover Pages;
                                                     Underwriting
  9. Description of Securities to be Registered.... Description of Capital Stock
 10. Interests of Named Experts and Counsel........ Legal Matters
 11. Information with Respect to the Registrant.... Outside and Inside Front Cover Pages;
                                                     Prospectus Summary; Risk Factors; Use
                                                     of Proceeds; Dividend Policy;
                                                     Capitalization; Dilution; Selected
                                                     Consolidated Financial Data;
                                                     Management's Discussion and Analysis
                                                     of Financial Condition and Results of
                                                     Operations; Business; Management,
                                                     Certain Transactions; Principal and
                                                     Selling Stockholders; Description of
                                                     Capital Stock; Experts; Consolidated
                                                     Financial Statements
 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.................................. Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+THE SOLICITATION OF AN OFFERTO BUY NOR SHALL THERE BE ANY SALE OF THESE       +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 1996

                        [LOGO OF SUMMIT APPEARS HERE]

                             4,000,000 SHARES

                                  COMMON STOCK

  Of the 4,000,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Summit Design, Inc. ("Summit" or the "Company") and 2,000,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $7.00 and $9.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. Upon completion of this offering, the Company's officers, directors and their affiliates will beneficially own approximately 44.7% of the Company's Common Stock.

                                  ----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" ON PAGE 6.

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                  UNDERWRITING                   PROCEEDS TO
                                      PRICE      DISCOUNTS AND   PROCEEDS TO       SELLING
                                    TO PUBLIC     COMMISSIONS    COMPANY (1)   STOCKHOLDERS (2)
- -----------------------------------------------------------------------------------------------
Per Share.......................       $              $              $               $
- -----------------------------------------------------------------------------------------------
Total (2).......................       $              $              $               $
- -----------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company, estimated at $1,200,000.

(2) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 600,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $    , $     and
    $    , respectively.

                                  ----------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens
& Company"), San Francisco, California, on or about     , 1996.

ROBERTSON, STEPHENS & COMPANY                            NEEDHAM & COMPANY, INC.

                  The date of this Prospectus is       , 1996

SUMMIT DESIGN'S SOFTWARE PRODUCTS enable organizations to more easily realize the benefits of high level design automation by simplifying and automating IC design entry and verification and by linking manufacturing test to design. These products assist organizations in meeting market demands for rapid time to market, increased product functionality and lower product cost.

   THE CONVENTIONAL HLDA TOP-DOWN               THE SUMMIT DESIGN PROCESS
           DESIGN PROCESS

    (Graphic showing steps                        (Graphic showing steps
    in the conventional HLDA                      in the top-down design
    top-down design process)                      process using Summit's
                                                  software products)



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                        BACKGROUND OF LINES OF HDL CODE




                         Most HLDA design and test
                         program generation tools re-
                         quire IC developers to work
                         with large amounts of textual
                         data. As a result, the devel-
                         opment and test process is
                         often error prone and time
                         consuming and yields results
                         that are difficult to commu-
                         nicate.



                        BACKGROUND OF LINES OF HDL CODE

Summit's SLDA products allow engineers to graphically design ICs, thereby eliminating the need to manually create designs in a textual HDL code. This offers several benefits to design engineers
                                                           including easier
                                                           design entry,
                                                           verification and
                                                           reuse, and faster,
                                                           more complete
                                                           design debugging.

                               (Graphic showing
                               screen shot of an
                              SLDA state diagram)


Summit's TDS
products can reduce
test program
development costs           (Graphic showing
and can improve the            screen shot
quality of                      of a TDS
manufacturing test            flow chart)
programs by
providing a
graphical
environment to view, manage and manipulate the vast amounts of test based data. Summit's Design to Test products provide graphical simulation test data creation, graphical simulation results analysis and automatic manufacturing test program generation.

  NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  UNTIL     , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   6
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  31
Management...............................................................  47
Certain Transactions.....................................................  57
Principal and Selling Stockholders.......................................  60
Description of Capital Stock.............................................  64
Shares Eligible for Future Sale..........................................  66
Underwriting.............................................................  68
Legal Matters............................................................  69
Experts..................................................................  69
Additional Information...................................................  70
Index to Financial Statements............................................ F-1

                                ----------------

  The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by its independent public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

  Summit Design, the Summit logo, Visual HDL, Visual HDL for VHDL, TDS, Visual Testbench and Wavebridge are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

  The Company was incorporated in the State of Delaware on December 29, 1993. The Company's principal executive offices are located at 9305 S.W. Gemini Drive, Beaverton, Oregon 97008 and its telephone number is (503) 643-9281. Unless the context otherwise requires, the terms "Company" and "Summit" as used in this Prospectus refer to (i) Summit Design, Inc. and its wholly-owned subsidiaries following the acquisition of SEE Technologies Software Environment for Engineers Ltd. ("SEE Technologies") and the reorganization of Test Systems Strategies, Inc. ("TSSI") as a wholly-owned subsidiary of Summit (collectively, the "Reorganization") and (ii) TSSI prior to the Reorganization. SEE Technologies changed its name to Summit Design (EDA) Ltd. in September 1994.

                                    SUMMARY

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Summit Design, Inc. ("Summit" or the "Company") is a leading provider of graphical design entry and verification software tools and design to test software tools. The Company's products assist integrated circuit ("IC") system, design and test engineers in meeting the market demands for rapid time to market, increased product functionality and lower product cost. Summit's graphical Systems Level Design Automation ("SLDA") products enable IC systems and design engineers to create and verify IC designs using familiar graphical paradigms such as block diagrams, state machines, flow charts or truth tables rather than the less intuitive textual hardware description language ("HDL") code required by synthesis and simulation tools. The Company's SLDA products automatically generate optimized HDL descriptions from graphical designs, eliminating time consuming and error prone manual entry of HDL code. The Company's Design to Test products provide graphical simulation test data creation, graphical simulation results analysis and automatic manufacturing test program generation.

  Faced with a scarcity of qualified design and test engineers and the need to improve time to market given shorter product lifecycles, corporations with IC design requirements need to increase design productivity to keep pace with the increasing complexity of IC designs and the growth in the number of new IC designs starts. Electronic design automation ("EDA") software tools have enabled engineers to accelerate IC development schedules and create more complex chips. However, IC development productivity has continued to lag advances in fabrication technology in part because these tools require circuits to be described in a textual HDL. IC design engineers, who typically create a design using hand-drawn graphical paradigms, must manually translate their hand-drawn designs into HDL code. This process is time-consuming and error prone, and requires the engineer to master a complex HDL programming language. The complexity of the textual HDL code also inhibits the ability of design teams to communicate the functional intent of the code and to reuse the code or retarget the design in future projects. In addition, most manufacturing test program generation software tools require IC test engineers to work with complex textual test programs and related data and to debug these programs on the actual manufacturing test equipment used to test the ICs, consuming valuable equipment process time.

  Summit's SLDA products allow engineers to graphically design and verify ICs using familiar graphical paradigms and automatically produce a synthesis-ready HDL design, thus eliminating manual textual coding in an HDL. Graphical IC designs are more easily debugged and communicated among IC design teams, facilitate review by engineering management and can be more easily modified and reused in future developments. These products optimize and can automatically re-target the design output for nearly all of the EDA industry's standard synthesis and simulation tools. The Company's Design to Test tools allow design and test engineers to graphically develop simulation test pattern and timing data, analyze the complex and voluminous simulation results and automatically generate manufacturing test programs. These graphical tools allow the engineer to check the IC design for manufacturing testability prior to release from the design cycle, minimizing the need to re-design the IC to improve testability. Summit's Visual Testbench product, released in the fourth quarter of 1995, integrates the design and test processes and allows the design engineer and test engineer to cooperatively develop simulation and manufacturing test programs.

  The Company employs direct sales, distributors and telesales to target individual customers and product market segments. The Company's end-user customers include companies in a wide range of industries, including semiconductor devices, semiconductor test equipment, telecommunications, computer/peripherals, consumer electronics and aerospace/defense. The Company has installed more than 1,300 seats of its SLDA tools in more than 125 companies, of which more than 100 companies have entered into support contracts. In addition, the Company has more than 250 active installations of its Design to Test products.

                                  THE OFFERING

Common Stock Offered by the
Company........................  2,000,000 shares
Common Stock Offered by the
Selling Stockholders...........  2,000,000 shares
Common Stock Outstanding after
the Offering...................  13,318,704 shares (1)
Use of Proceeds................  Working capital and general corporate purposes and to repay certain outstanding indebtedness.
                                 See "Use of Proceeds."
Nasdaq National Market symbol..  SMMT

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

                                                                  SIX MONTHS
                                     YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                     -------------------------  ---------------
                                      1993     1994     1995     1995     1996
                                     -------  -------  -------  -------  ------
STATEMENT OF OPERATIONS DATA (2):
Revenue............................. $ 7,240  $12,982  $14,070  $ 5,821  $9,370
Income (loss) from operations.......  (1,503)  (1,544)  (2,576)  (2,772)    751
Net income (loss)...................  (1,622)  (2,046)  (3,151)  (3,046)    487
Pro forma net income (loss) per
 share (3).......................... $ (0.14) $ (0.17) $ (0.26) $ (0.26) $ 0.04
Pro forma number of shares used in
 per share
 calculation (3)....................  11,569   11,870   11,900   11,890  11,979

                                                             JUNE 30, 1996
                                                         -----------------------
                                                         ACTUAL  AS ADJUSTED (4)
                                                         ------  ---------------
BALANCE SHEET DATA:
Cash and cash equivalents............................... $3,181      $16,035
Working capital.........................................    (64)      13,366
Total assets............................................  9,287       22,141
Long-term obligations, less current portion.............  1,043          729
Total stockholders' equity..............................  1,195       14,875

- --------

(1) Based on the number of shares outstanding as of August 31, 1996. Excludes 881,013 shares issuable upon exercise of options outstanding as of August 31, 1996 at a weighted average exercise price of $1.91 per share. See "Capitalization."
(2) The results of SEE Technologies are included in the Consolidated Financial Statements of the Company commencing January 1, 1994.
(3) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing pro forma net income
    (loss) per share.

(4) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  Except as otherwise indicated, all share information in this Prospectus assumes the Underwriters' over-allotment option is not exercised, and is adjusted to reflect the conversion of all outstanding shares of Preferred Stock into an aggregate of 9,103,346 shares of Common Stock upon the closing of this offering.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

HISTORY OF OPERATING LOSSES; FLUCTUATIONS IN QUARTERLY RESULTS

  While the Company has generated net income in each of the three quarters in the period ended June 30, 1996, it has not shown net income on an annual basis since 1991. There can be no assurance that the Company will be profitable in the future. In addition, the Company has experienced significant quarterly fluctuations in operating results and cash flows and it is likely that these fluctuations will continue in future periods. These fluctuations have been, and may in the future be, caused by a number of factors, including the rate of acceptance of new products, corporate acquisitions and consolidations, product, customer and channel mix, the size and timing of orders, lengthy sales cycles, the timing of new product announcements and introductions by the Company and its competitors, seasonal factors, rescheduling or cancellation of customer orders, the Company's ability to continue to develop and introduce new products and product enhancements on a timely basis, the level of competition, purchasing and payment patterns, pricing policies of the Company and its competitors, product quality issues, currency fluctuations and general economic conditions.

  The Company has generally recognized a substantial portion of its revenue in the last month of each quarter, with this revenue concentrated in the last weeks of the quarter. Any significant deferral of purchases of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations in any particular quarter, and to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. The Company's revenue is difficult to forecast for several reasons. The market for certain of the Company's software products is evolving. The Company's sales cycle is typically six to nine months and varies substantially from customer to customer. The Company operates with little product backlog because its products are typically shipped shortly after orders are received. In addition, a significant portion of the Company's sales are made through indirect channels and can be harder to predict. The Company establishes its expenditure levels for product development, sales and marketing and other operating activities based primarily on its expectations as to future revenue. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company's operating results for that quarter would be adversely affected. Based upon the factors described above, the Company believes that its quarterly revenue, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its results of operations are not necessarily meaningful and that, as a result, such comparisons should not be relied upon as indications of the Company's future performance. Moreover, although the Company's revenue has increased in recent periods, there can be no assurance that the Company's revenue will grow in future periods or that the Company will remain profitable on a quarterly or annual basis. Due to the foregoing or other factors, it is likely that the Company's results of operations may be below investors' and market analysts' expectations in some future quarters, which could have a severe adverse effect on the market price of the Company's Common Stock. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Quarterly Results."

PRODUCT CONCENTRATION; UNCERTAINTY OF MARKET ACCEPTANCE OF SLDA AND DESIGN TO TEST PRODUCTS

  The Company's revenue is predominantly derived from two product lines, Visual HDL, which includes Visual HDL for VHDL and Visual HDL for Verilog, and TDS. The Company believes that these products will continue to account for a substantial portion of its revenue in the future. As a result, factors adversely affecting sales of these products, including increased competition, inability to successfully introduce enhanced or improved versions of these products, product quality issues and technological change, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's future success depends primarily upon the market acceptance of its existing and future SLDA products. The Company commercially shipped its first SLDA product, Visual HDL for VHDL, in the first quarter of 1994. For the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994, revenue from SLDA products and related maintenance contracts represented 61.1%, 50.4% and 34.8%, respectively, of the Company's total revenue. The Company's SLDA products incorporate certain unique design methodologies and thus represent a departure from industry standards for design entry and verification. The Company believes that broad market acceptance of its SLDA products will depend on several factors, including the ability to significantly enhance design productivity, ease of use, interoperability with existing EDA tools, price and the customer's assessment of the Company's financial resources and its technical, managerial, service and support expertise. The Company also depends on its distributors to assist the Company in gaining market acceptance of its products. There can be no assurance that sufficient priority will be given by the Company's distributors to marketing the Company's products or whether such distributors will continue to offer the Company's products. There can be no assurance that the Company's SLDA products will achieve broad market acceptance. A decline in the demand for, or the failure to achieve broad market acceptance of, the Company's SLDA products will have a material adverse effect on the Company's business, financial condition and results of operations.

  Although demand for SLDA products has increased in recent years, the market for SLDA products is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will continue to purchase the Company's SLDA products. If the market for SLDA products fails to grow or grows more slowly than the Company currently anticipates, the Company's business, financial condition and results of operations would be materially adversely affected.

  Traditionally, EDA customers have been risk averse in accepting new design methodologies. Because many of Summit's tools embody new design methodologies, this risk aversion on the part of potential customers presents an ongoing marketing and sales challenge to the Company and makes the introduction and acceptance of new products unpredictable. The Company's newest Design to Test product, Visual Testbench, introduced in the fourth quarter of 1995, provides a new methodology and requires a change in the traditional design flow for creating IC test programs. The Company anticipates a lengthy period of test marketing for the Visual Testbench product. Accordingly, the Company cannot predict the extent, if any, to which it will realize revenue from Visual Testbench. The failure of Visual Testbench or any other future Design to Test product to achieve market acceptance will have a material adverse effect on the Company's business, financial conditions and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Products" and "--Marketing and Sales."

COMPETITION

  The EDA industry is highly competitive and the Company expects competition to increase as other EDA companies introduce SLDA and Design to Test products. The Company faces different competitive dynamics in the markets for its SLDA and Design to Test products. In the SLDA market, the Company principally competes with Mentor Graphics Corporation ("Mentor Graphics") and a number of smaller firms. Indirectly, the Company also competes with other firms that offer alternatives to SLDA and could potentially offer more directly competitive products in the future. Certain of these companies have significantly greater financial, technical and marketing resources and larger installed customer bases than the Company. Some of the Company's current and future competitors offer a more complete range of EDA products and may distribute products that directly compete with the Company's SLDA products by bundling such products with their core product line. In addition, the Company's products perform a variety of functions, certain of which are, and in the future may be, offered as separate products or discrete point solutions by the Company's existing and future competitors. For example, certain companies currently offer design entry products without simulators.

There can be no assurance that such competition will not cause the Company to offer point solutions instead of, or in addition to, the Company's current software products. Such point solutions would be priced lower than the Company's current product offerings and could cause the Company's average selling prices to decrease, which could have a material adverse effect on the Company's business, financial condition and results of operations. In the Design to Test market, the Company competes primarily with the internal design groups of its existing and potential customers, many of which to date have designed and developed customized Design to Test tools for their particular needs, as well as smaller emerging companies.

  The Company competes on the basis of certain factors including product capabilities, product performance, price, support of industry standards, ease of use, first to market and customer technical support and service. The Company believes that it competes favorably overall with respect to these factors. However, in particular cases, the Company's competitors may offer SLDA or Design to Test products with functionality which is sought by the Company's prospective customers and which differs from that offered by the Company. In addition, certain competitors may achieve a marketing advantage by establishing formal alliances with other EDA vendors. Further, the EDA industry in general has experienced significant consolidation in recent years, and the acquisition of one of the Company's competitors by a larger, more established EDA vendor could create a more significant competitor. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, financial condition and results of operations. There can be no assurance that the Company's current and future competitors will not be able to develop products comparable or superior to those developed by the Company or to adapt more quickly than the Company to new technologies, evolving industry trends or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

DEPENDENCE ON ELECTRONICS INDUSTRY MARKET

  Because the electronics industry is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and margin pressures, certain segments, including the computer, semiconductor, semiconductor test equipment and telecommunications industries, have experienced sudden and unexpected economic downturns. During these periods, capital spending is commonly curtailed and the number of design projects often decreases. Because the Company's sales are dependent upon capital spending trends and new design projects, negative factors affecting the electronics industry could have a material adverse effect on the Company's business, financial condition and results of operations. A number of electronics companies, including customers of the Company, have recently experienced a slowdown in their businesses. The Company's future operating results may reflect substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from customers and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Background."

DEPENDENCE ON THIRD PARTIES FOR PRODUCT INTEROPERABILITY

  Because the Company's products must interoperate with EDA products of other companies, particularly simulation and synthesis products, the Company must have timely access to third party software to perform development and testing of its products. Although the Company has established relationships with a variety of EDA vendors to gain early access to new product information, these relationships may be terminated by either party with limited notice. In addition, such relationships are with companies that are current or potential future competitors of the Company, including Synopsys, Inc. ("Synopsys"), Mentor Graphics and Cadence Design Systems ("Cadence"). For example, the Company's Visual HDL for Verilog product is currently designed to work exclusively with the Verilog XL simulator product sold by Cadence. If any of these relationships were terminated and the Company was unable to obtain in a timely manner information regarding modifications of third party products necessary for modifying its software products to interoperate with these third party products, the Company could experience a significant increase in development costs, the development process would take longer, product introductions would be delayed and the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Product Development."

NEW PRODUCTS AND TECHNOLOGICAL CHANGE; EVOLVING INDUSTRY STANDARDS

  The EDA industry is characterized by extremely rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. In addition, customers in the EDA industry require software products that allow them to reduce time to market, differentiate their products, improve their engineering productivity and reduce their design errors. The Company's future success will depend upon its ability to enhance its current products, develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to technological change or emerging industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. The Company has announced that it plans to release new versions of its products in the second half of 1996. If the Company is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if such product releases have been pre-announced, the Company's business, financial condition and results of operations will be materially adversely affected.

  The Company's Design to Test products employ the Company's WGL format. The Company permits others to use this format without charge, and the Company believes that it has been widely adopted in the industry. An industry group in which the Company currently participates is formulating a new format, STIL, that it plans to present as a new industry standard. If this standard is adopted commercially, the Company would be required to provide products that operate with the STIL format. Development of such products would take significant effort and expense. Moreover, any delay in the availability of such products could materially adversely affect the Company's business, financial condition and results of operations.

  Software products as complex as those offered by the Company may contain errors that may be detected at any point in the products' life cycles. The Company has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to the Company's reputation or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products" and "--Product Development."

DEPENDENCE ON DISTRIBUTORS

  The Company relies on distributors for licensing and support of its products outside of North America. Approximately 47.2% and 42.0% of the Company's revenue for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, were attributable to sales made through distributors. The Company has also entered into a joint venture with Anam S&T Co., Ltd. ("Anam") pursuant to which the joint venture corporation (Summit Design Korea, Inc. ("Summit Asia")) shall acquire exclusive rights to sell, distribute and support all of the Company's products in the Asia-Pacific region, excluding Japan, until June 1997. Summit Asia has acted in such capacity since April 1, 1996. Prior to that date, Anam was an independent distributor of the Company's products. During the fourth quarter of 1995, the Company entered into a distribution agreement with ATE Services Company, Ltd. ("ATE") pursuant to which ATE was granted exclusive rights to sell, distribute and support all of Summit's Design to Test products within Japan until October 1998, subject to the Company's ability to terminate the relationship if ATE fails to meet quarterly sales objectives. The agreement may also be terminated by either party for breach. In addition, in the first quarter of 1996, the Company entered into a three-year, exclusive distribution agreement for its SLDA products in Japan with Seiko Instruments, Inc. ("Seiko"). In the event Seiko fails to meet specified quotas for two or more quarterly periods, exclusivity can be terminated by Summit, subject to Seiko's right to pay a specified fee to maintain exclusivity. The agreement is renewable for successive five-year terms by mutual agreement of the Company and Seiko and is terminable by either party for breach. For the quarter ended June 30, 1996, all sales of the Company's products in the Asia-Pacific region were through Summit Asia, ATE and Seiko. There can be no assurance the new relationships with Summit Asia, ATE and Seiko will be effective in maintaining or increasing sales relative to the levels experienced prior to such relationships. The Company also has independent distributors in Europe and is dependent on the continued viability and financial stability of its distributors. Since the Company's products are used by skilled design engineers, distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of distributors possess these resources. In addition, Summit Asia, ATE and Seiko, as well as the Company's other distributors, may offer products of several different companies, including competitors of the Company. There can be no assurance that the Company's current distributors will continue to market or service and support the Company's products effectively, that any distributor will continue to sell the Company's products or that the distributors will not devote greater resources to products of other companies. The loss of, or a significant reduction in, revenue from the Company's distributors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Marketing and Sales."

INTERNATIONAL SALES AND OPERATIONS

  Approximately 52.3% and 53.1% of the Company's revenue for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, were attributable to sales made outside the United States. The Company expects that international revenue will continue to represent a significant portion of its total revenue. The Company's international revenue is currently denominated in U.S. dollars. As a result, increases in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets. The Company pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. International sales and operations are subject to numerous risks, including tariff regulations and other trade barriers, requirements for licenses, particularly with respect to the export of certain technologies, collectability of accounts receivable, changes in regulatory requirements, difficulties in staffing and managing foreign operations and extended payment terms. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and operations and, consequently, on the Company's business, financial condition and results of operations.

  In order to successfully expand international sales, the Company may need to establish additional foreign operations, hire additional personnel and recruit additional international distributors. This will require significant management attention and financial resources and could adversely affect the Company's operating margins. In addition, to the extent that the Company is unable to effect these additions in a timely manner, the Company's growth, if any, in international sales will be limited. There can be no assurance that the Company will be able to maintain or increase international sales of the Company's products, and failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Marketing and Sales."

OPERATIONS IN ISRAEL

  The Company's research and development operations related to its SLDA products are located in Israel and may be affected by economic, political and military conditions in that country. Accordingly, the Company's business, financial condition and results of operations could be materially adversely affected if hostilities involving Israel should occur. This risk is heightened due to the restrictions on the Company's ability to manufacture or transfer outside of Israel any technology developed under research and development grants from the government of Israel as described in "--Israeli Research, Development and Marketing Grants." In addition, while all of the Company's sales are denominated in U.S. dollars, a portion of the Company's annual costs and expenses in Israel are paid in Israeli currency. These costs and expenses were approximately $4.3 million and $1.9 million in 1995 and the six months ended June 30, 1996, respectively. Payment in Israeli currency subjects the Company to foreign currency fluctuations and to economic pressures resulting from Israel's generally high rate of inflation, which has been approximately 15%, 8% and 7% during 1994 and 1995 and the six months ended June 30, 1996, respectively. The Company's primary expense which is paid in Israeli currency is employee salaries for research and development activities. As a result, an increase in the value of Israeli currency in comparison to the U.S. dollar could increase the cost of research and development expenses and general and administrative expenses. There can be no assurance that currency fluctuations, changes in the rate of inflation in Israel or any of the other aforementioned factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In addition, coordination with and management of the Israeli operations requires the Company to address differences in culture, regulations and time zones. Failure to successfully address these differences could be disruptive to the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Operations in Israel."

  The Company's Israeli production facility has been granted the status of an "Approved Enterprise" under the Israeli Investment Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). Taxable income of a company derived from an "Approved Enterprise" is eligible for certain tax benefits, including significant income tax rate reductions for up to seven years following the first year in which the "Approved Enterprise" has Israeli taxable income (after using any available net operating losses). The period of benefits cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. The tax benefits derived from a certificate of approval for an "Approved Enterprise" relate only to taxable income attributable to such "Approved Enterprise" and are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, adjusted for inflation and interest. There can be no assurance that the Company's Israeli production facility will continue to operate or qualify as an "Approved Enterprise" or that the benefits under the "Approved Enterprise" regulations will continue, or be applicable, in the future. The loss of, or any material decrease in, these income tax benefits could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Effective Corporate Tax Rates" and "Business--Operations in Israel."

DEPENDENCE ON KEY PERSONNEL

  The Company's future success depends in large part on the continued service of its key technical and management personnel and its ability to continue to attract and retain highly-skilled technical, sales and marketing and management personnel. The Company has entered into employment agreements with certain of its executive officers, however, such agreements do not guarantee the services of these employees and do not contain noncompetition provisions. Competition for personnel in the software industry in general, and the EDA industry in particular, is intense, and the Company has at times in the past experienced difficulty in recruiting qualified personnel. There can be no assurance that the Company will retain its key personnel or that it will be successful in attracting and retaining other qualified technical, sales and marketing and management personnel in the future. The loss of any key employees or the inability to attract and retain additional qualified personnel may have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not carry "key person" life insurance on any of its key personnel. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and can result in departures of additional personnel, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management" and "Business--Employees."

ISRAELI RESEARCH, DEVELOPMENT AND MARKETING GRANTS

  Summit's Israeli subsidiary has obtained research and development grants from the Office of the Chief Scientist (the "Chief Scientist") in the Israeli Ministry of Industry and Trade of approximately $232,000 and $608,000 in 1993 and 1995, respectively. As of June 30, 1996, the Company was obligated to pay back approximately $232,000 and $608,000 for the 1993 and 1995 grants, respectively. Such obligations are secured by all tangible and intangible assets of the Israeli subsidiary. The terms of the grants prohibit the manufacture of products developed under these grants outside of Israel and the transfer of the technology developed pursuant to these grants to any person, without the prior written consent of the Chief Scientist. The Company's Visual HDL for VHDL products have been developed under grants from the Chief Scientist and thus are subject to these restrictions. If the Company is unable to obtain the consent of the government of Israel, the Company would be unable to take advantage of potential economic benefits such as lower taxes, lower labor and other manufacturing costs and advanced research and development facilities that may be available if such technology and manufacturing operations could be transferred to locations outside of Israel. In addition, the Company would be unable to minimize risks particular to operations in Israel, such as hostilities involving Israel. See "--Operations in Israel." Although the Company is eligible to apply for additional grants from the Chief Scientist, it has no present plans to do so. The Company also received a Marketing Fund Grant from the Israeli Ministry of Industry and Trade for an aggregate of $379,000. The grant must be repaid at the rate of 3% of the increase in exports over the 1993 export level of all Israeli products, until repaid. As of June 30, 1996, approximately $351,000 was outstanding under the grant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Product Development" and "--Operations in Israel" and Note 7 of Notes to Consolidated Financial Statements.

LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company's success depends in part upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, licensing arrangements and technical means to establish and protect its proprietary rights. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to, and distribution of, its software, documentation and other proprietary information. In addition, the Company's products are protected by hardware locks and software encryption techniques designed to deter unauthorized use and copying. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently.

  The Company provides its SLDA products to end-users primarily under "shrink-wrap" license agreements included within the packaged software. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in certain jurisdictions. The Company provides its Design to Test products to end-users under written license agreements, signed by each licensee at the time of purchase of a license. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

  The Company could be increasingly subject to infringement claims as the number of products and competitors in the Company's industry segment grows, the functionality of products in its industry segment overlaps and an increasing number of software patents are granted by the United States Patent and Trademark Office. There can be no assurance that a third party will not claim such infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product delays or require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all. Failure to protect its proprietary rights or claims of infringement could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights."

MANAGEMENT OF GROWTH

  The Company's ability to achieve significant growth will require it to implement and continually expand its operational and financial systems, recruit additional employees and to train and manage current and future employees. The Company expects any such growth will place a significant strain on its operational resources and systems. Failure to effectively manage any such growth would have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY CURRENT STOCKHOLDERS

  The Company's officers, directors and their affiliates will, in the aggregate, beneficially own approximately 44.7% of the Company's outstanding shares of Common Stock after this offering, assuming no exercise of the underwriters' over-allotment option. As a result, these stockholders, if acting together, would be able to effectively control most matters requiring approval by the stockholders of the Company, including, in most cases, the election of all of the directors. The Company has entered into agreements with its officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock following this offering. The stock markets have experienced price and volume fluctuations that have particularly affected technology companies, resulting in changes in the market prices of the stocks of many companies which may not have been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Common Stock following this offering. In addition, factors such as announcements of technological innovations or new products by the Company or its competitors, market conditions in the computer software or hardware industries and quarterly fluctuations in the Company's operating results may have a significant adverse effect on the market price of the Company's Common Stock. See "--History of Operating Losses; Fluctuations in Quarterly Results" and "Underwriting."

DILUTION

  The assumed initial public offering price is substantially higher than the net tangible book value per share of the outstanding Common Stock. As a result, purchasers of the Common Stock offered hereby will incur immediate, substantial dilution in net tangible book value equal to $6.88 per share. To the extent that outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock after the offering could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of equity securities. Upon completion of the offering, the Company will have outstanding 13,318,704 shares of Common Stock, assuming no exercise of options after August 31, 1996. Of these shares, the 4,000,000 shares offered hereby (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 9,318,704 shares of Common Stock outstanding upon completion of the offering are "restricted securities" as that term is defined in Rule 144.

  Beginning 90 days after the effective date of the Registration Statement (the "Registration Statement") of which this Prospectus forms a part, approximately 124,400 shares of Common Stock will be eligible for sale pursuant to Rule 701 under the Securities Act ("Rule 701"). Upon the expiration of lock-up agreements between certain of the Company's stockholders and the Underwriters (the "Lock-up Agreements"), beginning 181 days after the effective date of the Registration Statement, 7,664,158 shares will be eligible for sale pursuant to Rule 701 and Rule 144, subject in certain cases to the volume, manner of sale and notice requirements of Rule 144. In addition, pursuant to lock-up provisions set forth in stock purchase agreements executed in connection with the Reorganization, the Company's Investors' Rights Agreement, as amended, and under the Company's incentive stock option plan (the "Stand-Off Agreements"), an additional 297,435 shares will become eligible for sale pursuant to Rule 701 and Rule 144 beginning 181 days after the effective date of the Registration Statement. The remaining 1,232,711 shares outstanding will become eligible for sale from time to time more than 181 days after the effective date of the Registration Statement as the Company's rights to repurchase such shares expire.

  In addition to the foregoing, as of August 31, 1996, there were outstanding options to purchase an aggregate of 881,013 shares of Common Stock. If such options are exercised, 516,612 shares will be eligible for sale beginning 181 days after the effective date of the Registration Statement upon expiration of the Lock-up Agreements and the lock-up provisions contained in the Stand-Off Agreements. The Company has agreed not to release shares from the lock-up provisions of the Stand-Off Agreements without the prior written consent of the representatives of the Underwriters. The representatives of the Underwriters have informed the Company that they have no current intention to release shares from the Lock-up Agreements, nor to permit the Company to release shares from the Stand-Off Agreements, prior to expiration of the 180-day term of such agreements.

  After this offering, the holders of approximately 8,366,314 shares of Common Stock may require the Company, beginning six months after the effective date of the Registration Statement, on not more than two occasions, to file a registration statement under the Securities Act registering their shares at the Company's expense, subject to certain conditions. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights of Certain Holders."

 The Company intends to file a Form S-8 registration statement under the Securities Act as soon as practicable after consummation of the offering to register the issuance of shares of Common Stock reserved for issuance upon exercise of options granted under its stock option and stock purchase plans. See "Management--Stock Plans."

ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  Upon consummation of this offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 also could have the effect of delaying or preventing a change of control of the Company. Further, certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated Bylaws, each of which will become effective upon consummation of this offering, and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. These provisions include advance notice procedures for stockholders to nominate candidates for election as directors of the Company, a classified board of directors, no stockholder action by written consent, limitations on persons who can call stockholder meetings and supermajority voting procedures for certain amendments to the Company's Restated Certificate. See "Description of Capital Stock--Preferred Stock" and "--Delaware Anti-Takeover Law and Certain Charter Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $13,680,000 at an assumed initial public offering price of $8.00 per share and after deducting the estimated underwriters' discounts and commissions and offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company expects to use the net proceeds for working capital and general corporate purposes, including financing accounts receivable and capital expenditures made in the ordinary course of its business, and to repay $268,022 of indebtedness outstanding as of June 30, 1996 under a note issued to a third-party real estate firm, approximately $309,000 of indebtedness outstanding as of June 30, 1996 under an equipment loan and approximately $249,000 of indebtedness outstanding as of June 30, 1996 under capital leases. The indebtedness under the note and the equipment loan each bear interest at annual rates of prime plus 1% and mature in September 1997 and June 1998, respectively. The capital leases bear interest at annual rates of between 5.0% and 15.0% and expire no later than December 1999. In addition, the Company may apply a portion of the net proceeds of the offering to acquire complementary EDA businesses, products or technologies. Although the Company has not identified any specific businesses, products or technologies that it may acquire, nor are there any current agreements or negotiations with respect to any such transactions, the Company from time to time evaluates such opportunities. Pending such uses, the Company will invest the net proceeds from this offering in interest bearing securities. See "Certain Transactions."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain its earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's working capital line of credit agreement prohibits the payment of dividends without the lender's prior approval.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996 (i) on an actual basis, (ii) on a pro forma basis to give effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock and the filing of the Company's Restated Certificate to authorize 30,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock at par values of $.01 per share upon the closing of this offering and (iii) on an as adjusted basis to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at the assumed initial public offering price of $8.00 per share and the application of the estimated net proceeds therefrom after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds."

                                                        JUNE 30, 1996
                                                --------------------------------
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
Long-term obligations, less current portion.... $  1,043  $  1,043    $    729
                                                --------  --------    --------
Stockholders' equity:
  Preferred Stock, $.01 par value;
   9,334,283 shares authorized, 9,103,346
   shares issued and outstanding, actual;
   5,000,000 shares authorized, no shares
   issued and outstanding, pro forma and as
   adjusted....................................       91       --          --
  Common Stock, $.01 par value; 20,000,000
   shares authorized, 2,215,358 shares issued
   and outstanding, actual; 30,000,000 shares
   authorized, 11,318,704 shares issued and
   outstanding, pro forma; 13,318,704 shares
   issued and outstanding, as adjusted (1).....       22       113         133
  Additional paid-in capital...................   15,550    15,550      29,210
  Accumulated deficit..........................  (14,468)  (14,468)    (14,468)
                                                --------  --------    --------
    Total stockholders' equity.................    1,195     1,195      14,875
                                                --------  --------    --------
      Total capitalization..................... $  2,238  $  2,238    $ 15,604
                                                ========  ========    ========

- --------

(1) Excludes 881,013 shares issuable upon exercise of options outstanding as of August 31, 1996 at a weighted average exercise price of $1.91 per share. See "Management--Stock Plans."

                                   DILUTION

  The net tangible book value of the Company at June 30, 1996 was approximately $1.2 million, or $0.11 per share of Common Stock, after giving effect to the conversion of all outstanding Preferred Stock. "Net tangible book value" represents the amount of total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share (after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company), the Company's pro forma net tangible book value at June 30, 1996 would have been $14,875,000, or $1.12 per share. This represents an immediate increase in net tangible book value of $1.01 per share to existing stockholders and an immediate dilution of $6.88 per share to new investors. The following table illustrates this dilution per share.

   Assumed initial public offering price per share................        $8.00
     Net tangible book value per share before the offering........  $0.11
     Increase in net tangible book value per share attributable to
      new investors...............................................   1.01
                                                                    -----
   Pro forma net tangible book value per share after the
    offering......................................................         1.12
                                                                          -----
   Dilution per share to new investors............................        $6.88
                                                                          =====

  The following table summarizes, on a pro forma basis as of August 31, 1996, the differences in the total consideration paid and the average price per share paid between the existing stockholders and the new investors with respect to the 2,000,000 shares of Common Stock to be issued by the Company. The calculations in this table with respect to shares of Common Stock to be purchased by new investors in this offering assume an initial public offering price of $8.00 per share (before deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company).

                         SHARES PURCHASED (1)   TOTAL CONSIDERATION    AVERAGE
                         --------------------- ----------------------   PRICE
                           NUMBER   PERCENTAGE   AMOUNT    PERCENTAGE PER SHARE
                         ---------- ---------- ----------- ---------- ---------
Existing stockholders... 11,318,704     85%    $16,994,551     52%      $1.50
New investors...........  2,000,000     15      16,000,000     48        8.00
                         ----------    ---     -----------    ---
    Total............... 13,318,704    100%    $32,994,551    100%
                         ==========    ===     ===========    ===

- --------

(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 9,318,704 shares, or 70% of the total number of shares of Common Stock outstanding after the offering, and will increase the number of shares held by new investors to 4,000,000 shares, or 30% of the total number of shares of Common Stock outstanding after the offering.

  The computations in the tables above exclude 881,013 shares of Common Stock reserved for issuance at August 31, 1996 upon exercise of outstanding options under the Summit Design, Inc. 1994 Stock Plan at a weighted average exercise price of $1.91 per share. To the extent such options are exercised, there will be further dilution to new investors. See "Capitalization," "Management--Stock Plans" and Note 8 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated statement of operations data for the years ended December 31, 1993, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994 and 1995 are derived from the consolidated financial statements of the Company, which have been audited by Coopers & Lybrand L.L.P., and are included elsewhere in this Prospectus. The consolidated balance sheet data at December 31, 1993 are derived from audited financial statements not included in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1991 and 1992 and for the six months ended June 30, 1995 and 1996 and the consolidated balance sheet data at December 31, 1991 and 1992 and at June 30, 1995 and 1996 have been derived from unaudited financial statements that include all adjustments that the Company considers necessary for a fair presentation of the financial information set forth therein. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for future periods. The selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                        SIX MONTHS
                                 YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                          ------------------------------------------  ---------------
                           1991    1992     1993     1994     1995     1995     1996
                          ------  -------  -------  -------  -------  -------  ------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA (1):
Revenue:
 Product licenses.......  $7,540  $ 7,716  $ 4,693  $ 9,143  $10,383  $ 3,669  $7,191
 Maintenance and
  services..............     --       --     2,547    2,323    2,637    1,202   1,895
 Other..................     --       --       --     1,516    1,050      950     284
                          ------  -------  -------  -------  -------  -------  ------
 Total revenue..........   7,540    7,716    7,240   12,982   14,070    5,821   9,370
Cost of revenue:
 Product licenses.......     298      434      440      681      651      347     278
 Maintenance and
  services .............     --       --       330      390      400      210     211
                          ------  -------  -------  -------  -------  -------  ------
 Total cost of revenue..     298      434      770    1,071    1,051      557     489
                          ------  -------  -------  -------  -------  -------  ------
 Gross profit ..........   7,242    7,282    6,470   11,911   13,019    5,264   8,881
Operating expenses:
 Research and
  development...........   2,414    2,642    2,381    4,632    5,113    2,626   2,619
 Sales and marketing....   3,414    4,456    3,673    5,867    7,370    3,757   4,138
 General and
  administrative........     602    1,359    1,919    2,309    3,112    1,653   1,373
 Restructuring expense..     --       300      --       --       --       --      --
 In-process technology..     --       --       --       647      --       --      --
                          ------  -------  -------  -------  -------  -------  ------
 Total operating
  expenses..............   6,430    8,757    7,973   13,455   15,595    8,036   8,130
                          ------  -------  -------  -------  -------  -------  ------
Income (loss) from
 operations.............     812   (1,475)  (1,503)  (1,544)  (2,576)  (2,772)    751
Other income (expense),
 net....................     (56)    (122)    (119)    (100)    (176)    (101)    (55)
                          ------  -------  -------  -------  -------  -------  ------
Income (loss) before
 income taxes...........     757   (1,597)  (1,622)  (1,644)  (2,752)  (2,873)    696
Income tax provision....      59      --       --       402      399      173     209
                          ------  -------  -------  -------  -------  -------  ------
Net income (loss).......  $  698  $(1,597) $(1,622) $(2,046) $(3,151) $(3,046) $  487
                          ======  =======  =======  =======  =======  =======  ======
Pro forma net income
 (loss) per share (2)...                   $ (0.14) $ (0.17) $ (0.26) $ (0.26) $ 0.04
                                           =======  =======  =======  =======  ======
Pro forma number of
 shares used in per
 share calculation (2)..                    11,569   11,870   11,900   11,890  11,979
                                       DECEMBER 31,                      JUNE 30,
                          ------------------------------------------  ---------------
                           1991    1992     1993     1994     1995     1995     1996
                          ------  -------  -------  -------  -------  -------  ------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........  $  387  $   267  $   429   $1,193  $   592  $   881  $3,181
 Working capital........     256   (1,265)  (2,077)    (444)    (530)  (1,079)    (64)
 Total assets...........   3,053    2,670    2,703    8,036    8,903    6,514   9,287
 Long-term obligations,
  less current portion..     181      580      302      253    1,216      467   1,043
 Total stockholders'
  equity (deficit)......     396   (1,178)  (1,304)   1,295      592      489   1,195

- --------
(1) The results of SEE Technologies are included in the Consolidated Financial Statements of the Company commencing January 1, 1994.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing pro forma net income (loss) per share.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following discussion also should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

  Summit was founded in December 1993 to act as the holding company for TSSI and SEE Technologies (now Summit Design (EDA) Ltd.). TSSI was founded in 1979 to develop and market IC manufacturing test products. In January 1993, TSSI retained a new Chief Executive Officer and began to restructure its senior management team. Thereafter, the Company broadened its strategy from focusing primarily on manufacturing test products to include providing graphical SLDA design entry and verification tools and integrating these with its core technology. As part of its strategy, in early 1994, TSSI acquired SEE Technologies, an Israeli company that, through its predecessor, began operations in 1983 and had operated primarily as a research and development and consulting company focused on the EDA and SLDA market. As a result of the Reorganization, TSSI and SEE Technologies became wholly-owned subsidiaries of Summit in the first quarter of 1994. The results of operations of the Company prior to January 1, 1994 are those of TSSI and as of and after January 1, 1994 are the combined results of TSSI and SEE Technologies.

  The Company's ongoing implementation of its strategy has involved significant expenditures. Following the Reorganization, the Company significantly increased its research and development expenditures to support the continued development of SLDA and Design to Test products. To promote its products, the Company has added sales and marketing staff, increasing its sales and marketing expenditures by 101% from 1993 to 1995, and has restructured its key distributor relationships. This concurrent effort to develop products and promote market awareness and acceptance of its products in a new and evolving market has contributed to the Company's annual losses. Such losses were mitigated in part in each of the six quarters following the Reorganization by revenue from initial stocking orders from distributors and one-time sales of technology. The Company introduced its first SLDA product, Visual HDL for VHDL 1.0, in the first quarter of 1994. This product lacked compiled simulation and operated only on a PC platform. In the third quarter of 1994, with the release of version 2.5, Summit expanded the simulation capability of Visual HDL for VHDL and introduced its UNIX-based version of this product. The Company has experienced increased sales of its SLDA products in each of the six quarters in the period ended June 30, 1996. As a result, the Company generated net income in each of the last three quarters. However, there can be no assurance that the Company will experience continued growth in revenue or be profitable in the future.

  Prior to the Reorganization, the Company's TDS product and related maintenance revenue accounted for all of the Company's revenue. Currently, the Company's revenue is predominantly derived from two product lines, Visual HDL, which includes Visual HDL for VHDL and Visual HDL for Verilog, and TDS. The Company believes these products will continue to account for a substantial portion of its revenue in the future. See "Risk Factors--Product Concentration; Uncertainty of Market Acceptance of SLDA and Design to Test Products."

  Revenue consists primarily of fees for licenses of the Company's software products, maintenance and customer training. Revenue from the sale of software licenses is recognized at the later of the time of shipment or satisfaction of all acceptance terms. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenue from customer training is recognized when the service is performed. The Company sells its products through a direct sales force in North America and selected European countries and through distributors in the Company's other international markets. Revenue from product sales through distributors is recognized net of the associated distributor discounts. Fees received for granting distribution rights are deferred and recognized ratably over the term of the distribution agreement. Although the Company has not adopted a formal return policy, the Company generally reimburses customers in full for returned products. Estimated sales returns are recorded upon delivery of the product.

  The Company has a range of prices for its products which depends on platform, HDL language, functionality, duration of license and distribution channel. In addition, the Company's products perform a variety of functions, certain of which are, and in the future may be, offered as separate products or discrete point solutions by the Company's existing and future competitors. For example, certain companies currently offer design entry products without simulators. There can be no assurance that such competition will not cause the Company to offer point solutions instead of, or in addition to, the Company's current software products. Such point solutions would be priced lower than the Company's current product offerings and could cause the Company's average selling prices to decrease. Accordingly, based on these and other factors, the Company expects that average selling prices for its products will continue to fluctuate in the future.

  The Company has entered into a joint venture with Anam, effective April 1, 1996, pursuant to which the joint venture corporation (Summit Asia) shall acquire exclusive rights to sell, distribute and support all of Summit's products in the Asia-Pacific region, excluding Japan, until June 1997. Summit Asia has acted in such capacity since April 1, 1996. Prior to that date, Anam was an independent distributor of the Company's products. The amount of revenue from sales through Summit Asia which is remitted to the Company is fixed by the joint venture agreement at a percentage which approximates the percentage applicable to sales through Anam prior to the formation of the joint venture. Excluding one-time sales of technology, sales through Anam accounted for 4.3% and 6.3% of the Company's total revenue and for 39.5% and 45.9% of the Company's revenue attributable to the Asia-Pacific region excluding Japan for the years ended December 31, 1995 and 1994, respectively.

  The Company accounts for its ownership interest in Summit Asia on the equity method of accounting and, as a result, the Company's pro rata share of the profits and losses of Summit Asia will be recognized as income or losses on the Company's income statement in "Other income (expense), net." The Company does not expect Summit Asia to recognize a profit for the forseeable future and thus does not expect to recognize income from its investment in Summit Asia for the foreseeable future, if at all. See "Business--Marketing and Sales."

  Approximately 52.3% and 53.1% of the Company's total revenue for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, were attributable to sales made outside the United States. The Company expects that international revenue will continue to represent a significant portion of its total revenue. The Company's international revenue is currently denominated in U.S. dollars. As a result, increases in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets. The Company pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. International sales and operations are subject to numerous risks, including tariff regulations and other trade barriers, requirements for licenses, particularly with respect to the export of certain technologies, collectability of accounts receivable, changes in regulatory requirements, difficulties in staffing and managing foreign operations and extended payment terms. See "Business--Marketing and Sales."

RESULTS OF OPERATIONS

  The following table sets forth the Company's Consolidated Statement of Operations Data expressed as a percentage of total revenue for the periods indicated.

                                                               SIX MONTHS
                               YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                               ---------------------------   -----------------
                                1993      1994      1995      1995      1996
                               -------   -------   -------   -------   -------
Revenue:
  Product licenses...........     64.8%     70.4%     73.8%     63.0%     76.8%
  Maintenance and services...     35.2      17.9      18.7      20.7      20.2
  Other......................      --       11.7       7.5      16.3       3.0
                               -------   -------   -------   -------   -------
    Total revenue............    100.0     100.0     100.0     100.0     100.0
Cost of revenue:
  Product licenses...........      6.0       5.2       4.6       6.0       3.0
  Maintenance and services...      4.6       3.0       2.9       3.6       2.2
                               -------   -------   -------   -------   -------
    Total cost of revenue....     10.6       8.2       7.5       9.6       5.2
                               -------   -------   -------   -------   -------
    Gross profit.............     89.4      91.8      92.5      90.4      94.8
Operating expenses:
  Research and development...     32.9      35.7      36.3      45.1      28.0
  Sales and marketing........     50.7      45.2      52.4      64.5      44.2
  General and
   administrative............     26.5      17.8      22.1      28.4      14.6
  In-process technology......      --        5.0       --        --        --
                               -------   -------   -------   -------   -------
    Total operating
     expenses................    110.1     103.7     110.8     138.0      86.8
                               -------   -------   -------   -------   -------
Income (loss) from
 operations..................    (20.7)    (11.9)    (18.3)    (47.6)      8.0
Other income (expense), net..     (1.7)     (0.8)     (1.3)     (1.7)     (0.6)
                               -------   -------   -------   -------   -------
Income (loss) before income
 taxes.......................    (22.4)    (12.7)    (19.6)    (49.3)      7.4
Income tax provision.........      --        3.1       2.8       3.0       2.2
                               -------   -------   -------   -------   -------
Net income (loss)............    (22.4)%   (15.8)%   (22.4)%   (52.3)%     5.2%
                               =======   =======   =======   =======   =======

SIX MONTHS ENDED JUNE 30, 1996 AND JUNE 30, 1995

 Total Revenue

  The Company's revenue is comprised of product licenses revenue, maintenance and services revenue and other revenue. Total revenue increased by 61% from $5.8 million for the six months ended June 30, 1995 to $9.4 million for the six months ended June 30, 1996. For the six months ended June 30, 1996, sales through Seiko and ATE, as distributors, accounted for 14.9% and 10.7% of the Company's total revenue, respectively, and no customer accounted for more than 10% of the Company's total revenue. For the six months ended June 30, 1995, other than the sale of certain non-core technology to Soliton Systems K.K. ("Soliton") in a one-time transaction in 1995, no distributor or customer accounted for more than 10% of the Company's total revenue.

  Product licenses revenue. The Company's product licenses revenue is derived from license fees from the Company's SLDA and Design to Test products. Product licenses revenue increased by 96% from $3.7 million for the six months ended June 30, 1995 to $7.2 million for the six months ended June 30, 1996. Revenue from SLDA and Design to Test products accounted for 48.1% and 51.9%, respectively, of product licenses revenue for the six months ended June 30, 1995 and for 70.9% and 29.1%, respectively, of product licenses revenue for the six months ended June 30, 1996.

  SLDA revenue increased 189% from $1.8 million for the six months ended June 30, 1995 to $5.1 million for the six months ended June 30, 1996. The increase was primarily attributable to the hiring of the SLDA sales force beginning in late 1994 and early 1995, improved international distribution and thereafter increased market acceptance of the Company's SLDA products.

  Design to Test revenue increased 10% from $1.9 million for the six months ended June 30, 1995 to $2.1 million for the six months ended June 30, 1996. The increase was primarily due to sales of the Company's Visual Testbench product which was first released in the fourth quarter of 1995. Revenue from Design to Test products typically results from fewer, larger orders and, as a result, the timing of orders can result in significant variations in quarterly revenue.

  Maintenance and services revenue. The Company's maintenance and services revenue is derived from maintenance contracts related to the Company's SLDA and Design to Test products and training classes offered to purchasers of the Company's software products. Maintenance and services revenue increased 58% from $1.2 million for the six months ended June 30, 1995 to $1.9 million for the six months ended June 30, 1996. The increase was attributable to an increase in maintenance revenue related to growth in the installed base of SLDA customers and an increase in domestic Design to Test maintenance revenue due to the Company hiring a telemarketing salesperson dedicated to sales of maintenance.

  Other revenue. Other revenue consists of revenue from one-time technology sales and fees received for granting distribution rights. Other revenue for the six months ended June 30, 1995 was approximately $950,000, which consisted of $850,000 related to a one-time sale of non-core technology and $100,000 of distribution rights fees. For the six months ended June 30, 1996 other revenue consisted of $284,000 of distribution rights fees. No material costs were associated with other revenue for the six months ended June 30, 1995 and 1996.

 Cost of Revenue

  Cost of product licenses revenue. Cost of product licenses revenue includes product packaging, software documentation, labor and other costs associated with handling, packaging and shipping product and other production related costs. Cost of product licenses revenue decreased 20% from $347,000 for the six months ended June 30, 1995 to $278,000 for the six months ended June 30, 1996. The decrease was primarily attributable to one-time costs incurred in the six months ended June 30, 1995 associated with the write-off of prepaid royalties and obsolete inventory and the production of demonstration and evaluation materials related to the release of new versions of the Company's SLDA products. As a percentage of product licenses revenue, the cost of product licenses revenue decreased from 9.4% for the six months ended June 30, 1995 to 3.9% for same period in 1996. This decrease was primarily due to leveraging fixed costs across increased product licenses revenue and, to a lesser extent, to lower sales of TDS products as a percentage of total product sales. TDS products have a higher cost of revenue than the Company's SLDA products.

  Cost of maintenance and services revenue. Cost of maintenance and services revenue, which consists primarily of personnel costs for customer support and training classes offered to purchasers of the Company's products, was $210,000 for the six months ended June 30, 1995 and $211,000 for the six months ended June 30, 1996. As a percentage of maintenance and services revenue, the cost of maintenance and services revenue decreased from 17.5% for the six months ended June 30, 1995 to 11.1% for the six months ended June 30, 1996. The Company expects that its cost of maintenance and services revenue will increase in future periods as the Company adds customer support personnel.

 Research and Development

  Research and development expenses consist of the engineering and operations support costs of developing new products and enhancements to existing products and performing quality assurance activities. Research and development expenses remained relatively unchanged at approximately $2.6 million for the six months ended June 30, 1995 and 1996. As a percentage of total revenue, research and development expenses decreased from 45.1% for the six months ended June 30, 1995 to 28.0% for the same period in 1996 due to the increase in total revenue for the first six months of 1996. The Company believes that significant investment in research and development is required to remain competitive in its markets, and the Company therefore anticipates that research and development expenses will increase in absolute dollars in future periods, but may vary as a percentage of total revenue.

  Software development costs are accounted for in accordance with Financial Accounting Standards Board Statement No. 86, under which the Company is required to capitalize software development costs after technological feasibility has been established. To date, development costs have been expensed as incurred since technological feasibility generally has not been established until shortly before the release of a new product, and no material development costs have been incurred after establishment of technological feasibility.

 Sales and Marketing

  Sales and marketing expenses, consisting primarily of salaries, commissions and promotional costs, increased 10% from $3.8 million for the six months ended June 30, 1995 to $4.1 million for the six months ended June 30, 1996. The increase was primarily attributable to increased commissions and travel expenses. As a percentage of total revenue, sales and marketing expenses decreased from 64.5% for the six months ended June 30, 1995 to 44.2% for the same period in 1996. The decrease was primarily attributable to the increase in total revenue for the first six months of 1996. In the future, the Company expects sales and marketing expenses to continue to increase in absolute dollars, in part due to the hiring of additional sales personnel.

 General and Administrative

  General and administrative expenses consist primarily of the corporate, finance, human resource, information services, administrative, legal and auditing expenses of the Company. General and administrative expenses decreased 17% from $1.7 million for the six months ended June 30, 1995 to $1.4 million for the six months ended June 30, 1996. During the six months ended June 30, 1995, the Company wrote-off expenses of approximately $270,000 primarily related to prepaid expenses deemed to have no future value and costs associated with the severance of a senior manager. As a percentage of total revenue, general and administrative expenses decreased from 28.4% for the six months ended June 30, 1995 to 14.6% for the same period in 1996. The decrease as a percentage of total revenue was primarily attributable to the increase in total revenue in the first six months of 1996. The Company expects general and administrative expenses to increase in absolute dollars to support future operations and sales and the additional costs associated with being a public company.

 Other Income (Expense), Net

  Other income (expense) consists of interest income and expense associated with available cash balances, loans, lines of credit and gains or losses from the sale of property and equipment. Other income (expense) was a net expense of $101,000 for the six months ended June 30, 1995 and $55,000 for the six months ended June 30, 1996. The decrease in net expense was primarily due to lower interest expense associated with outstanding bank borrowings and capital lease obligations, partially offset by interest earned on the Company's cash holdings.

 Income Tax Provision

  Income tax provision increased from $173,000 for the six months ended June 30, 1995 to $209,000 for the six months ended June 30, 1996. The increase was primarily attributable to increased Japanese sales and the payment of withholding tax of approximately 10% on such sales. Effective June 1996, the Company is no longer required to pay withholding tax on its Japanese sales. State income tax payments were lower than statutory limits due to the carryforward of net operating losses. See "--Effective Corporate Tax Rates."

YEARS ENDED DECEMBER 31, 1995, DECEMBER 31, 1994 AND DECEMBER 31, 1993

 Total Revenue

  Total revenue increased by 79% from $7.2 million in 1993 to $13.0 million in 1994 and by 8% to $14.1 million in 1995. The increase from 1993 to 1994 primarily resulted from the introduction of the Company's first SLDA product in the first quarter of 1994 and one-time sales of non-core technology in 1994 of approximately $1.5 million. The increase from 1994 to 1995 primarily resulted from increased sales of the Company's SLDA products. During 1993, 1994 and 1995, other than the sale of certain non-core technology to Credence Systems Corporation ("Credence") in a one-time transaction in 1994, no customer accounted for more than 10% of the Company's total revenue. Other than sales through Seiko, which accounted for 15.7% and 12.7% of the Company's total revenue in 1994 and 1995, respectively, no distributor accounted for more than 10% of the Company's total revenue during 1993, 1994 and 1995.

  Product licenses revenue. Product licenses revenue increased by 95% from $4.7 million in 1993 to $9.1 million in 1994 and by 14% to $10.4 million in 1995. Revenue from SLDA and Design to Test products accounted for 0% and 100%, respectively, of product licenses revenue for 1993, for 49.4% and 50.6%, respectively, of product licenses revenue for 1994, and 58.5% and 41.5%, respectively, of product licenses revenue for 1995.

  The Company's first SLDA product, Visual HDL for VHDL, was introduced in the first quarter of 1994 and accordingly the Company did not recognize any revenue for SLDA licenses in 1993. SLDA revenue increased by 35% from $4.5 million in 1994 to $6.1 million in 1995. The increase was primarily attributable to the hiring of the SLDA sales force beginning in late 1994 and early 1995 and increased market acceptance of the product in 1995, particularly in the second half of 1995. The increase was also attributable to follow-on sales in 1995 to certain key customers that had initially purchased SLDA products in 1994 and 1995.

  Design to Test revenue decreased slightly from $4.7 million in 1993 to $4.6 million in 1994 and decreased by 7% to $4.3 million in 1995. The decreases were principally due to the focus of the Company's sales force during 1995 on promotion of the Company's SLDA products.

  Maintenance and services revenue. Maintenance and services revenue decreased by 9% from $2.5 million in 1993 to $2.3 million in 1994 and increased by 14% to $2.6 million in 1995. The decrease from 1993 to 1994 was primarily attributable to the Company's sales force focusing on the introduction of the Company's SLDA products in 1994 rather than on the sale of maintenance contracts. The increase from 1994 to 1995 was primarily the result of the addition of a telemarketing salesperson dedicated to sales of maintenance contract renewals and increased sales of SLDA maintenance contracts associated with increased sales of SLDA products.

  Other revenue. Other revenue was $0 in 1993, $1.5 million in 1994 and $1.1 million in 1995 due to one-time sales of technology and fees received for granting distribution rights. Other revenue for 1994 and 1995 included $1.5 million and $850,000, respectively, attributable to non-core technology sales to Credence and Soliton, respectively. No material costs were associated with these sales.

 Cost of Revenue

  Cost of product licenses revenue. Cost of product licenses revenue increased from $440,000 in 1993 to $681,000 in 1994 and decreased to $651,000 in 1995.
The increase from 1993 to 1994 primarily resulted from the addition of facilities in Israel acquired in connection with the acquisition of SEE Technologies in February 1994 and costs associated with the Company's SLDA product, which was initially shipped in the first quarter of 1994. The decrease from 1994 to 1995 was due in part to costs associated with the introduction of the Company's SLDA product in 1994. As a percentage of product licenses revenue, the cost of product licenses revenue decreased from 9.4% for 1993 to 7.4% for 1994 and to 6.3% for 1995. Cost of product licenses revenue as a percentage of product licenses revenue decreased from 1993 through 1995 principally due to the Company's higher margin SLDA products constituting a greater percentage of the Company's product mix and leveraging fixed costs across increased product licenses revenue.

  Cost of product licenses revenue for 1995 includes a one-time write-off of $107,000 of prepaid royalty fees for software deemed unusable, offset by the reduction of $84,000 of reserves related to the expiration of training credits.

  Cost of maintenance and services revenue. Cost of maintenance and services revenue increased from $330,000 in 1993 to $390,000 in 1994 and increased slightly to $400,000 in 1995. The increase from 1993 to 1994 resulted from the addition of support personnel in connection with the introduction of the Company's SLDA product. As a percentage of maintenance and services revenue, the cost of maintenance and services revenue was 13.0%, 16.8% and 15.2% for 1993, 1994 and 1995, respectively.

 Research and Development

  Research and development expenses increased from $2.4 million in 1993 to $4.6 million in 1994 and to $5.1 million in 1995. The increase from 1993 to 1994 was primarily due to the substantial increase in the number of research and development employees as a result of the acquisition of SEE Technologies in February 1994. The increase from 1994 to 1995 was primarily attributable to an increase in salaries. As a percentage of total revenue, research and development expenses increased from 32.9% in 1993 to 35.7% in 1994 and to 36.3% in 1995.

 Sales and Marketing

  Sales and marketing expenses increased from $3.7 million in 1993 to $5.9 million in 1994 and to $7.4 million in 1995. The increase from 1993 to 1994 were primarily attributable to the expansion of the Company's sales and marketing organization and increased costs associated with the production of marketing literature and trade show costs to support the introduction of the Company's Visual HDL for VHDL product. The increase from 1994 to 1995 was principally due to the continued expansion of the Company's direct sales force. As a percentage of total revenue, sales and marketing expenses decreased from 50.7% in 1993 to 45.2% in 1994 and increased to 52.4% in 1995.

 General and Administrative

  General and administrative expenses increased from $1.9 million in 1993 to $2.3 million in 1994 and to $3.1 million in 1995. The increases from 1993 to 1995 were primarily due to increases in personnel, investments in financial information and control systems to support expanded operations and costs associated with the Company's international operations. During the second quarter of 1995, the Company also wrote-off expenses of approximately $270,000 primarily related to prepaid expenses deemed to have no future value and costs associated with the severance of a senior manager. As a percentage of total revenue, general and administrative expenses decreased from 26.5% in 1993 to 17.8% in 1994 and increased to 22.1% in 1995.

 In-Process Technology

  The Company expensed $647,000 of acquired in-process technology in the first quarter of 1994 attendant to the Reorganization. These costs related entirely to the SLDA products being developed by SEE Technologies.

 Other Income (Expense), Net

  Other income (expense) was a net expense of $119,000, $100,000 and $176,000 for 1993, 1994 and 1995, respectively. The increases in net expense were primarily a result of increased interest expense associated with outstanding bank borrowings and capital lease obligations and a decrease in interest income.

 Income Tax Provision

  Income tax provision was $0 for 1993, $402,000 for 1994 and $399,000 for 1995. The increase in income tax expense from 1993 to 1994 and 1995 was the result of a change in the Company's operational structure. For 1993 and prior, the Company maintained a wholly-owned subsidiary in Japan which resulted in no Japanese withholding taxes from sales. For 1994 and 1995, under the restructured operations, the increase was primarily attributable to the payment of withholding tax on Japanese and other Asian sales. State income tax payments were lower than statutory limits due to operating losses. See "-- Effective Corporate Tax Rates."

 Quarterly Results

  The following table sets forth selected unaudited quarterly financial information for each of the six quarters in the period ended June 30, 1996. This information has been derived from unaudited consolidated statements of operations data that, in the opinion of management, are stated on a basis consistent with the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The Company's quarterly results have been in the past, and may be in the future, subject to significant fluctuations. The Company believes that results of operations for the interim periods are not necessarily indicative of the results to be expected in the future.

                                            THREE MONTHS ENDED
                          -------------------------------------------------------------
                          MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,  MAR. 31,  JUNE 30,
                            1995       1995       1995       1995      1996      1996
                          --------   --------   ---------  --------  --------  --------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
 Product licenses.......  $ 1,821    $ 1,848     $ 3,225   $ 3,489   $ 3,547   $ 3,644
 Maintenance and
  services..............      521        681         646       789       918       977
 Other..................      400        550          50        50       142       142
                          -------    -------     -------   -------   -------   -------
 Total revenue..........    2,742      3,079       3,921     4,328     4,607     4,763
                          -------    -------     -------   -------   -------   -------
Cost of revenue:
 Product licenses.......      134        213         131       173       132       146
 Maintenance and
  services..............      103        107          97        93       102       109
                          -------    -------     -------   -------   -------   -------
 Total cost of revenue..      237        320         228       266       234       255
                          -------    -------     -------   -------   -------   -------
 Gross profit...........    2,505      2,759       3,693     4,062     4,373     4,508
Operating Expenses:
 Research and
  development...........    1,266      1,360       1,252     1,235     1,332     1,287
 Sales and marketing....    1,778      1,979       1,718     1,895     2,097     2,041
 General and
  administrative........      661        993         724       734       639       734
                          -------    -------     -------   -------   -------   -------
 Total operating
  expenses..............    3,705      4,332       3,694     3,864     4,068     4,062
                          -------    -------     -------   -------   -------   -------
Income (loss) from
 operations.............   (1,200)    (1,573)         (1)      198       305       446
Other income (expense),
 net....................      (52)       (48)        (21)      (55)      (52)       (3)
                          -------    -------     -------   -------   -------   -------
Income (loss) before
 income taxes...........   (1,252)    (1,621)        (22)      143       253       443
Income tax provision....       73        100         148        78       175        34
                          -------    -------     -------   -------   -------   -------
Net income (loss).......  $(1,325)   $(1,721)    $  (170)  $    65   $    78   $   409
                          =======    =======     =======   =======   =======   =======
Pro forma net income
 (loss) per share.......  $ (0.11)   $ (0.14)    $ (0.01)  $  0.01   $  0.01   $  0.03
Pro forma number of
 shares used in per
 share calculation......   11,886     11,890      11,898    11,904    11,936    12,021
AS A PERCENTAGE OF TOTAL
 REVENUE:
Revenue:
 Product licenses.......     66.4%      60.0%       82.2%     80.6%     77.0%     76.5%
 Maintenance and
  services..............     19.0       22.1        16.5      18.2      19.9      20.5
 Other..................     14.6       17.9         1.3       1.2       3.1       3.0
                          -------    -------     -------   -------   -------   -------
 Total revenue..........    100.0      100.0       100.0     100.0     100.0     100.0
                          -------    -------     -------   -------   -------   -------
Cost of revenue:
 Product licenses.......      4.8        6.9         3.3       4.0       2.9       3.1
 Maintenance and
  services..............      3.8        3.5         2.5       2.1       2.2       2.3
                          -------    -------     -------   -------   -------   -------
 Total cost of revenue..      8.6       10.4         5.8       6.1       5.1       5.4
                          -------    -------     -------   -------   -------   -------
 Gross profit...........     91.4       89.6        94.2      93.9      94.9      94.6
Operating Expenses:
 Research and
  development...........     46.3       44.2        31.9      28.5      28.9      27.0
 Sales and marketing....     64.8       64.3        43.8      43.8      45.5      42.9
 General and
  administrative........     24.1       32.2        18.6      17.0      13.9      15.4
                          -------    -------     -------   -------   -------   -------
 Total operating
  expenses..............    135.2      140.7        94.3      89.3      88.3      85.3
                          -------    -------     -------   -------   -------   -------
Income (loss) from
 operations.............    (43.8)     (51.1)       (0.1)      4.6       6.6       9.3
Other income (expense),
 net....................     (1.9)      (1.5)       (0.5)     (1.3)     (1.1)      0.0
                          -------    -------     -------   -------   -------   -------
Income (loss) before
 income taxes...........    (45.7)     (52.6)       (0.6)      3.3       5.5       9.3
Income tax provision....      2.6        3.3         3.7       1.8       3.8       0.7
                          -------    -------     -------   -------   -------   -------
Net income (loss).......    (48.3)%    (55.9)%      (4.3)%     1.5%      1.7%      8.6%
                          =======    =======     =======   =======   =======   =======

  Since the first quarter of 1995, the Company's total revenue has increased in each subsequent quarter. The increase in revenue is primarily attributable to increased market acceptance of the SLDA product line that commenced shipment in the first quarter of 1994. The following table sets forth the revenue from the Company's SLDA and Design to Test products for each of the six quarters in the period ended June 30, 1996. The Company believes that product revenue for the interim periods is not necessarily indicative of future results.

                                            THREE MONTHS ENDED
                          ------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                            1995     1995     1995      1995     1996     1996
                          -------- -------- --------- -------- -------- --------
                                              (IN THOUSANDS)
PRODUCT
- -------
SLDA.....................  $  626   $1,138   $2,100    $2,207   $2,506   $2,589
Design to Test...........   1,195      710    1,125     1,282    1,041    1,055

  Effective June 1996, the Company is no longer required to pay the 10% withholding tax on its Japanese sales. As a result, the income tax provision for the quarter ended June 30, 1996 decreased significantly compared to prior quarters.

  In the quarters ended March 31 and June 30, 1995, the Company recognized other revenue of $350,000 and $500,000, respectively, related to the one-time sale of certain technology. In addition, cost of product licenses revenue for the second quarter of 1995 totaled $213,000, which includes a one-time write-off of $107,000 of prepaid royalty fees for software deemed unusable.

  Total operating expenses for the second quarter of 1995 increased as a result of increases in each of its components. Research and development expenses increased due to salary increases during the quarter, and were lower in the following quarters primarily as a result of the departure of research and development personnel associated with the development of technology which had been sold and the restructuring of certain additional personnel to increase efficiencies. Sales and marketing expenses increased in part due to the forgiveness of a loan to a sales officer and the one-time write-off of receivables deemed uncollectable. In addition, general and administrative expenses increased in part due to the write-off of approximately $270,000 primarily related to prepaid expenses deemed to have no future value and costs associated with the severance of a senior manager.

  The Company has experienced significant quarterly fluctuations in operating results and cash flows and it is likely that these fluctuations will continue in future periods. These fluctuations have been, and may in the future be, caused by a number of factors, including the rate of acceptance of new products, corporate acquisitions and consolidations, product, customer and channel mix, the size and timing of orders, lengthy sales cycles, the timing of new product announcements and introductions by the Company and its competitors, seasonal factors, rescheduling or cancellation of customer orders, the Company's ability to continue to develop and introduce new products and product enhancements on a timely basis, the level of competition, purchasing and payment patterns, pricing policies of the Company and its competitors, product quality issues, currency fluctuations and general economic conditions.

  The Company has generally recognized a substantial portion of its revenue in the last month of each quarter, with this revenue concentrated in the last weeks of the quarter. Any significant deferral of purchases of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations in any particular quarter, and to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. The Company's revenue is difficult to forecast for several reasons. The market for certain of the Company's software products is evolving. The Company's sales cycle is typically six to nine months and varies substantially from customer to customer. The Company operates with little product backlog because its products are typically shipped shortly after orders are received. In addition, a significant portion of the Company's sales are made through indirect channels and can be harder to predict. The Company establishes its expenditure levels for product development, sales and marketing and other operating activities based primarily on its expectations as to future revenue. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company's operating results for that quarter would be adversely affected. Based upon the factors described above, the Company believes that its quarterly revenue, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its results of operations are not necessarily meaningful and that, as a result, such comparisons should not be relied upon as indications of the Company's future performance. Moreover, although the Company's revenue has increased in recent periods, there can be no assurance that the Company's revenue will grow in future periods or that the Company will remain profitable on a quarterly or annual basis. Due to the foregoing or other factors, it is likely that the Company's results of operations may be below investors' and market analysts' expectations in some future quarters, which could have a severe adverse effect on the market price of the Company's Common Stock.

EFFECTIVE CORPORATE TAX RATES

  The Company is taxed in its jurisdictions of operations based on the extent of taxable income generated in each jurisdiction. For income tax purposes, revenue is attributed to the taxable jurisdiction where the sales transactions generating the revenue were initiated. All sales transactions by Summit Design
(EDA) Ltd., the Company's Israeli subsidiary, to the Company were recorded as arm's length transactions based on an intercompany pricing agreement. All sales transactions by the Company are to unrelated parties and are based upon prevailing market prices. There is no offset of taxes between the United States and Israel. The Israeli operations are performed entirely by Summit Design (EDA) Ltd., which is a separate taxable Israeli entity.

  The Company's future effective tax rate depends in part on the availability of United States and Israeli net operating loss ("NOLs") and credit carryforwards. As of June 30, 1996, the Company had recorded U.S. federal and state NOLs of approximately $9.6 million and $7.2 million, respectively and Israeli NOLs of approximately $5.7 million. To date, the Company has not generated taxable income, and neither the United States nor the Israeli taxing authorities have verified the accuracy or availability of the Company's NOLs and credit carryforward amounts. In addition, such amounts are subject to limitation in certain circumstances, including as a result of certain changes of ownership or operations. Thus, due to a change in ownership resulting from the Reorganization and a subsequent preferred stock financing, as of June 30, 1996, approximately $3.8 million and $2.5 million of the federal and state NOLs, respectively, are limited as to the timing of their availability for use. The portion of affected NOL that is available for use each year is approximately $1.7 million for federal purposes and $1.2 million for state purposes. The remaining portion of the NOLs (including all Israeli NOLs) is not subject to this limitation and is generally available for use against future taxable income, if any. There can be no assurance as to the amount of such NOLs or carryforwards that will be available to the Company, if any, or that the Company will be able to avail itself of such benefits.

  In addition to its NOLs and credit carryforwards, the Company is currently scheduled to receive tax benefits over the next several years under a tax holiday in Israel. The Company's existing Israeli production facility has been granted "Approved Enterprise" status under the Israeli Investment Law, which entitles the Company to reductions in the tax rate normally applicable to Israeli companies with respect to the income generated by its "Approved Enterprise" programs. In particular, the tax holiday covers the seven-year period beginning the first year in which Summit Design (EDA) Ltd. generates taxable income from its "Approved Enterprise" (after using any available
NOLs), provided that such benefits will terminate in 2006 regardless of whether the seven-year period has expired. The tax holiday provides that, during such seven-year period, a portion of the Company's taxable income from its Israeli operations will be taxed at favorable tax rates. The termination or reduction of the Company's Israeli tax benefits would have a material adverse effect on the Company's overall actual effective tax rate. The Company has recently applied for "Approved Enterprise" status with respect to a new project and intends to apply in the future with respect to additional projects. There can be no assurance that the Company will be granted any approvals and therefore there can be no assurance the Company will continue to receive favorable tax status, if at all. See "Risk Factors--Operations in Israel."

  The Company is also subject to the risk that United States and foreign tax laws and rates may change in a future period or periods, and that any such changes may materially adversely affect the Company's tax rate. As a result of the factors described above and other related factors, there can be no assurance that the Company will maintain a favorable tax rate in future periods. Any increase in the Company's effective tax rate, or variations in the effective tax rate from period to period, could have a material adverse effect on the Company's business, financial condition and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has financed its operations primarily through the private placement of approximately $15.4 million of capital stock, as well as capital equipment leases, borrowings under its bank line of credit, Israeli research and development grants and cash generated from operations. As of June 30, 1996, the Company had approximately $3.2 million in cash, cash equivalents and short term investments and a $2.0 million bank line of credit with U.S. National Bank of Oregon. The line of credit expires on April 30, 1997 and borrowings thereunder accrue interest at specified percentages above the prime lending rate based on the Company's ratio of debt to tangible net worth. Advances under the line of credit are limited to a specified percentage of eligible accounts receivable (as defined in the line of credit). Borrowings under the line of credit are secured by the Company's accounts receivable, inventory and general intangible assets, including its intellectual property rights. As of June 30, 1996, the Company had no borrowings outstanding under this line of credit. Additionally, as of June 30, 1996, the Company had approximately $309,000 outstanding under an equipment term loan. The loan matures in June 1998 and accrues interest at the prime rate plus 1% (9.25% at June 30, 1996).

  As of June 30, 1996, the Company had a working capital deficit of approximately $64,000. The accounts receivable balance, net of allowance for doubtful accounts, was $3.2 million, $5.5 million and $4.1 million at June 30, 1996 and December 31, 1995 and 1994, respectively. As of August 31, 1996, approximately 94% of the Company's accounts receivable outstanding as of March 31, 1996 had been collected. The average accounts receivable days' sales outstanding was 60 days, 115 days and 115 days as of June 30, 1996 and December 31, 1995 and 1994, respectively. The number of days' sales outstanding has varied significantly from quarter to quarter as a result of factors, including a significant percentage of international sales with payment terms ranging from 60 to 90 days and a large amount of sales in the last weeks of a quarter.

  Net cash generated by operating activities was approximately $4.1 million for the six months ended June 30, 1996. Net cash used by operating activities was approximately $3.0 million, $2.6 million and $673,000 for the years ended December 31, 1995, 1994 and 1993, respectively. For the six months ended June 30, 1996, cash generated by operating activities resulted primarily from improved collection of accounts receivable and profitability during the period. For 1995 and 1994, the use of cash from operations resulted primarily from the Company's net loss and the increase in accounts receivable. For 1993, the use of cash from operations resulted primarily from the Company's net loss.

  Net cash used in investing activities was approximately $398,000, $758,000, $552,000 and $129,000 for the six months ended June 30, 1996 and for the years ended December 31, 1995, 1994 and 1993, respectively. Net cash used in investing activities was related primarily to the acquisition of property and equipment.

  Net cash used by financing activities was $1.2 million for the six months ended June 30, 1996 and net cash provided by financing activities was approximately $3.1 million, $3.9 million and $1.0 million for the years ended December 31, 1995, 1994, and 1993, respectively. The cash used in the first six months of 1996 was primarily to repay amounts outstanding under the Company's line of credit. The cash provided in 1995, 1994 and 1993 was related primarily to the issuance of preferred stock and short-term borrowings, partially offset by debt payments and principal payments on capital lease obligations.

  The Company presently believes the net proceeds from the sale of the common stock offered by the Company hereby, together with existing funds and funds expected to be generated from operations, will satisfy the Company's anticipated working capital and other cash requirements for at least the next 12 months.

                                   BUSINESS

  The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

INTRODUCTION

  Summit Design, Inc. is a leading provider of graphical design entry and verification software tools and design to test software tools. The Company's products assist integrated circuit ("IC" or "chip") system, design and test engineers in meeting the market demands for rapid time to market, increased product functionality and lower product cost. Summit's graphical SLDA products enable IC systems and design engineers to create and verify IC designs using familiar graphical paradigms such as block diagrams, state machines, flow charts or truth tables rather than the less intuitive textual HDL code required by synthesis and simulation tools. The Company's SLDA products automatically generate optimized HDL descriptions from graphical designs, eliminating time consuming and error prone manual entry of HDL code. The Company's Design to Test products provide a graphical simulation test data creation, graphical simulation results analysis and automatic manufacturing test program generation.

BACKGROUND

  Electronic design automation ("EDA") software has played a critical role in accelerating the dramatic advances in the electronics industry over the past two decades. The need for EDA has resulted from the increasing complexity of ICs as well as the increasing number of new IC design starts and the scarcity of skilled IC design and test engineers. The increase in the complexity of ICs lengthens the development cycle while, at the same time, competitive pressures shorten product life cycles. The objectives of EDA are to reduce time to market and the costs associated with product design and verification while permitting the development of a greater number of designs of higher speed and density chips that can be reliably manufactured and tested.

  IC development productivity has increased through the evolution of EDA, but has significantly lagged fabrication technology in recent years. Fabrication technology has advanced from the ability to produce chips with over 1 thousand gates at 5 micron line-widths in the 1970s, to more than 10,000 gates in the 1980s, to greater than 1 million gates at sub 0.5 micron line-widths today. For example, the processor used in the original IBM PC in 1981 had approximately 10,000 gates and was manufactured using 3 micron process technology, whereas the Pentium Pro introduced in 1995 contains approximately 2 million gates and is manufactured using 0.35 micron process technology. This trend of higher levels of integration is expected to continue since the benefits include increasing speed and functionality at decreasing cost.

  In contrast to the progress in fabrication technology, the productivity of the average design engineer has not kept pace. For example, an average engineer would typically design approximately 8 gates per day in the mid-1970s, approximately 40 gates per day in the early 1980s and nearly 400 gates per day in the late 1980s and early 1990s. As a result, a greater number of engineering hours are required to produce many of today's more complex designs, leading to either longer development schedules or the need for larger design teams. To address this challenge, organizations with IC design capabilities continue to search for EDA tools that enable them to increase their productivity and meet the aggressive development schedules dictated by competitive forces.

 Advances in EDA

  EDA tools emerged in the early 1970s with the introduction of computer aided design ("CAD") software that permitted engineers to textually enter designs of several thousand gates, and in the early 1980s evolved to computer aided engineering ("CAE") software that enabled engineers to graphically enter designs of tens of thousands of gates. Despite the advantages of graphical CAE tools, design at the gate level became impractical and more error prone as design complexities and gate counts increased. To address these problems, textual HDLs, logic synthesis and functional level simulation tools were introduced in the late 1980s, allowing engineers to engage in high level design automation ("HLDA"). To use the HLDA methodology, engineers are required to describe their IC design in a textual HDL, such as VHDL or Verilog. After the design is coded in HDL, the HDL description can be executed using simulation software to emulate the operation of the desired IC, allowing the engineer to debug the design without building a hardware prototype. The HDL description can be automatically translated to a gate level description using a synthesis software tool.

 The Importance of Test

  Once the IC development process has been completed and verified, manufacturing can begin. As a part of the manufacturing process, millions of chips are tested to verify their quality and functionality prior to shipment. Manufacturing test must be both fast and exhaustive to allow high volume manufacturing of ICs that approach a zero defect level. Test plays such a critical role in the manufacturing process that chips are sometimes re-designed just to optimize testability. Manufacturing test typically involves multi-million dollar hardware test equipment running a software test program which utilizes millions of elements of timing and pattern data for each chip under test. The software test programs are typically produced after the design process is completed but before manufacturing can begin. Today, EDA suppliers provide automatic test program generation software tools that assist test engineers in acquiring vast amounts of timing and pattern data from gate level simulation tools. These tools then create a manufacturing test program by combining the data with program templates for specific hardware test equipment. Significant profits from the sale of ICs and related systems can be lost as a result of delays in the completion of an adequate manufacturing test program.

 Limitations of HLDA and Test

  HLDA tools have enabled engineers to accelerate IC development schedules and create more complex chips. However, these tools have significant limitations. First, the conventional design flow for IC engineers using HLDA tools is to represent a design in hand-drawn graphical paradigms such as block diagrams, state machines, flow charts or truth tables, and then laboriously translate their hand-drawn graphical designs into a textual HDL which resembles software program code. This process is time consuming and error prone, and requires the engineer to master a complex programming language. Second, the numerous lines of HDL code that comprise a design are very difficult for engineering teams to understand and communicate during design reviews and equally difficult for engineering management to understand and evaluate. Third, while it would be possible to accelerate time to market by reusing portions of HDL code where similar functions are needed, reuse of HDL code is difficult and often avoided because the complex HDL code complicates understanding the design's functional intent. Fourth, the HLDA methodology is further limiting because textual HDL code typically must be written in either Verilog or VHDL and according to strict rules unique to a specific synthesis tool. This limits the ability of engineers to increase synthesis efficiency by using various HDL languages and multiple synthesis tools. Finally, the lack of stylistic restrictions in HDLs often allows designers to express an IC functional design several different ways. As a result, an HDL design could comply with HDL programming constraints and yet not be able to be synthesized. As importantly, the lack of restrictions allows a designer to produce an HDL description that can be synthesized but that is not as efficient in terms of the resulting gate count or circuit timing. Further, the lack of programming consistency between engineers arising from the lack of stylistic restrictions complicates design team management and design integration. Primarily as a result of the above shortcomings, adoption of HLDA tools as of 1995 had been limited to approximately 11% of the estimated 285,000 IC design engineers worldwide.

  Although EDA suppliers today provide automatic test program generation software tools, test engineers are still required to spend substantial time debugging the test programs and the timing and pattern data on the actual manufacturing test equipment that will be used to test the ICs. This effort lengthens time to market and consumes valuable equipment process time that would otherwise be used for manufacturing test. The timing and pattern data required by these test programs is either hand coded or converted from the output of gate level simulators. As a result, the time required to develop a test program and the related data is often longer than the time required to complete the IC design. In addition, although the preparation of test data begins during design simulation, the lack of integration of HLDA and automatic test program generation tools forces the design process and the test preparation process to be separate and serial. The separate nature of design and test preparation often results in duplicative efforts of design and test engineers which can lead to delayed product introduction. The serial nature of design and test preparation can delay recognition of unacceptable testability characteristics of an IC which can result in chip redesign.

  In order to meet the market's demands for more powerful, higher density ICs and to reduce both time to market and cost, IC designers and manufacturers seek design and test tools that overcome the limitations of the current HLDA and test development methodologies.

THE SUMMIT SOLUTION

  Summit offers software products to assist design and test engineers in meeting the market demands for rapid time to market, increased product functionality and lower product cost. In 1994, Summit introduced Visual HDL for VHDL, its first graphical SLDA product, which accelerates the development, verification and documentation of single function ICs as well as complete systems on a chip. Summit's SLDA products automate manual design entry and verification by enabling IC systems and design engineers to create and verify IC designs using familiar graphical paradigms such as block diagrams, state machines, flow charts and truth tables, rather than less intuitive textual HDL code. The Company's Design to Test software tools allow the design or test engineer to graphically create simulation test data and compare simulation results. The Design to Test software also automatically generates manufacturing test programs. The Company's most recently introduced Design to Test product integrates the design and test processes and allows the design engineer and test engineer to cooperatively develop simulation and manufacturing test programs.

  The Company's software products enable organizations to more easily realize the benefits of HLDA by simplifying and automating IC design entry and verification and by linking manufacturing test to design.



(Diagram of                                        (Diagram of
The Conventional                                   The Summit
HLDA Top-Down                                      Design Process)
Design Process)

  The Company believes that its products provide the following benefits:

  Increased Design Productivity

  Summit's SLDA products enhance designers' ability to create, verify and document HDL designs while managing the HDL development environment. These products provide the ability to capture, analyze and verify a variety of high level graphical descriptions and automatically produce a synthesis-ready HDL design, thus eliminating the need to perform time-consuming and error-prone manual coding in an HDL. These familiar graphical descriptions are more easily debugged and more easily communicated among IC engineering team members. The descriptions also facilitate review and approval by engineering management.

  Design Reuse, Re-targeting and Consistency

  The Company's SLDA products enable engineers to use libraries of existing VHDL or Verilog code. This code can be used as HDL inputs or automatically converted into a graphical format. Due to the widespread ability of engineers to understand this graphical format, designs can be more easily modified and reused in future developments. In addition, Summit's products can optimize the design output for nearly all of the EDA industry's standard synthesis and simulation tools. In the event the designer requires a different synthesis or simulation tool, the design can be automatically re-targeted to optimize the HDL output for the desired tool set. Finally, because each engineer's work is implemented using the Company's software, which automatically generates the actual HDL code, design efficiency and consistency is maintained even when several engineers work on a project.

  Ensure Chip Functionality and Manufacturing Testability

  The Company's Design to Test tools provide design and test engineers with the capability to graphically develop simulation test pattern and timing data and assist the engineers in the analysis of the complex and voluminous simulation results. These graphical tools allow the engineer to check the IC under development for manufacturing testability prior to release from the design cycle, minimizing the need to re-design for improved manufacturing testability. Summit's Design to Test tools automate test program generation, thus reducing the need to debug test programs on expensive and highly utilized manufacturing test equipment.

  Reduced Test Development Time

  The Company's Visual Testbench product, released in the fourth quarter of 1995, integrates the efforts of design engineers and test engineers to reduce the time required for manufacturing test development. This product automatically converts the millions of elements of pattern and timing data from the graphically prepared simulation input and from simulation results. The converted information is then combined with tester specific templates to automatically generate manufacturing test programs. The Company believes that Visual Testbench can reduce manufacturing test preparation time significantly.

STRATEGY

  The Company's mission is to be the leading supplier of SLDA and Design to Test software and to achieve wide-spread acceptance of these technologies. The key elements of the Company's strategy to achieve this mission are as follows:

  Accelerate Market Adoption of SLDA

  Summit intends to expand market acceptance by focusing on key customer accounts to ensure their successful adoption of the SLDA methodology. The Company believes that successful adoption by certain key customers in various industries will promote adoption by other customers within those industries. The Company also believes that its joint development and marketing programs with industry leaders promote awareness and adoption of SLDA. In addition, Summit supports all of the industry's major synthesis, simulation, layout and test products and continues to support and complement new standards as they emerge. The Company also targets student engineers by introducing them to its SLDA products through programs with various universities.

  Integrate Design to Test Into SLDA Methodology

  The Company is leveraging its test expertise by integrating its Test Development Series technology into the SLDA design process. This integrated approach can significantly reduce users' time to market by permitting test design to occur in parallel with, and as part of, product design. The Company's first step in implementing this strategy was its recent introduction of Visual Testbench, a graphical tool that allows the design and test engineer to verify designs and automatically generate test programs. The Company intends to develop additional features and functionality in the areas of graphical user interface and parallel test development with the goal of reducing or eliminating manual test development.

  Leverage SLDA Technology Leadership

  The Company intends to continue to advance its technological leadership in graphical design entry and verification to meet the future needs of current users and to provide compelling reasons for adoption by new users. For example, the Company's addition of Visual HDL for Verilog in the fourth quarter of 1995 extended its graphical SLDA methodology to a new group of users. In the future, the Company intends to expand its support of other important modeling languages such as C and C++.

  Broaden the Scope of SLDA

  The Company will continue to identify challenges facing both IC systems engineers and IC design engineers in the areas of SLDA and Design to Test and to focus its development efforts on products to further increase productivity in the creation, verification, documentation and test of single function ICs and complete systems on a chip. The Company believes that power, timing, thermal and cost constraints management and analog circuit design will become increasingly significant bottlenecks, especially in the area of complete systems on a chip. Summit believes that in the future its SLDA products will provide a graphical means for both systems and design engineers to specify the functional intent and simulate the interoperability of hardware and software, as well as the capability to perform what-if analysis on constraints such as power, speed, temperature and cost at the front end of the development process.

PRODUCTS

  The Company's SLDA products, Visual HDL for VHDL and Visual HDL for Verilog, provide system design management, graphical design entry, graphical level simulation, HDL code generation and high speed compiled simulation. These products are the result of a focused five-year development effort of approximately 40 EDA software development experts, and today are in their third major release. The Company's Design to Test products, Test Development Series ("TDS") and Visual Testbench, provide graphical simulation test data creation, simulation results analysis and automatic manufacturing production test program generation. The TDS product has been developed over a 15 year period, and today is in its eighth major release. Visual Testbench has been under development since 1994 and was first released in the fourth quarter of 1995.

  The Company's products are constructed using modern software design methods and programming languages such as C and C++. All of the Company's products operate on the industry's most popular UNIX workstations, while Visual HDL for VHDL also operates on PCs running Windows 3.1, Windows 95 and Windows NT.

 System Level Design Automation

  Visual HDL for VHDL and Visual HDL for Verilog (together, "Visual HDL") are graphical entry and verification solutions designed to simplify and accelerate top-down design. Visual HDL can raise productivity by allowing system level, behavioral level and functional level design entry using graphical design methods such as block diagrams, state machines, flow charts and truth tables. As a result, engineers no longer need to textually program their designs in lines of VHDL or Verilog code. Once the design is graphically captured, Visual HDL can then automatically generate synthesizable HDL code that is optimized for specific synthesis tools.

  Set forth below is a depiction of a block diagram, state machine, flow chart and truth table created by design engineers using the Company's SLDA products.

                            [GRAPHIC APPEARS HERE]

  Visual HDL for VHDL uses VHDL as its internal data format and Visual HDL for Verilog uses Verilog as its internal data format, allowing both products to support all the hardware modeling features of both of these standard HDL languages. Competing products typically use proprietary internal languages making them more difficult to use because the design engineer must learn an additional textual language. Such products do not take full advantage of the functionality of VHDL or Verilog, thus limiting the level of integration that can be achieved with industry standard simulation and synthesis tools.

  The Visual HDL design environment offers several benefits to top-down designers, including: easier design entry, verification and reuse, and faster, more complete design debugging. Because Visual HDL represents HDL code graphically, designers can better communicate their ideas in a much more intuitive manner. This allows experienced and novice HDL designers to work together efficiently. Visual HDL automatically generates HDL code that is optimized for efficient synthesis. It can also import VHDL or Verilog code and automatically generate graphics from this source text. Utilizing the graphical representations generated by Visual HDL, designers are able to quickly determine the original design intent, allowing them to save time by reusing design components in future designs. An important aspect of Visual HDL is its graphical simulation and debug environment. This environment allows designers to view the path of simulation execution and the simulation results. This gives them the opportunity to shorten development time by focusing on debugging their circuits instead of debugging their HDL code. Visual HDL also provides point-and-click functionality which allows engineers to quickly determine the cause of a bug by highlighting the specific line of text and the related graphical representation where the error exists, thereby significantly shortening the time to debug a program.

  Visual HDL operates in both VHDL and Verilog on UNIX workstations and in VHDL on PCs. It supports a broad range of HLDA synthesis and simulation products, including products from Synopsys, Mentor Graphics, Cadence, VIEWlogic, Compass, IBM, Altera, Simplicity and Exemplar. Visual HDL for VHDL was first shipped in the first quarter of 1994, and Visual HDL for Verilog was first shipped in the fourth quarter of 1995. To date, the Company has licensed over 1,300 seats of Visual HDL. The fourth major release is scheduled for the second half of 1996.

  Visual HDL's single seat list price ranges from $12,500 to $46,800. The list price of the UNIX workstation version of Visual HDL for VHDL is higher than that for PCs. The actual price for a system also varies depending on the duration of the license and the simulation features included. For example, because Visual HDL for VHDL generally includes a Summit simulator, its price is higher than Visual HDL for Verilog, which uses the Verilog XL simulator sold by Cadence. Finally, the Visual HDL price for a floating license commands a premium over the node locked version since it offers multi-user flexibility.

 Design to Test Products

  Test Development Series is a vendor-independent test software development system with a comprehensive portfolio of tools designed to automatically convert gate-level simulation data to test programs that operate on automatic manufacturing test equipment. TDS provides simulation analysis, stimulus generation, simulation rules checking, tester resource checking, automatic manufacturing test equipment test program generation and test program conversion. TDS accepts data from more than 30 of the industry's leading gate level simulators and more than 20 automatic test pattern generators and produces test programs for more than 80 models of ATE equipment.

  Set forth below is a depiction of graphical simulation data created using the Company's TDS products.


                            [GRAPHIC APPEARS HERE]

  Test development engineers use TDS to convert design simulation data into optimized and debugged test programs. TDS can reduce test program development costs and can improve the quality of manufacturing test programs by providing a graphical environment to view, manage and manipulate the vast amounts of text-based test data. TDS provides simulation data converters and test program generators (wavebridges) through a central database. This can help engineers move test programs from one tester to another, providing greater flexibility in the use of manufacturing test equipment. In addition, TDS offers specialized timing data management tools that assist in the development of test programs that can help IC manufacturers efficiently sort parts by their operating speed. The ninth major release for TDS is scheduled for the fourth quarter of 1996.

  A typical fully configured TDS system would include graphical wave editors, a library of simulation data converters and a wavebridge and would have a list price of approximately $100,000. However, the components of a TDS system can be sold individually. For example, each of the Company's installed base of customers needs to purchase a new wavebridge for each new tester which the customer uses in its manufacturing process. The list prices for components range from approximately $15,000 for a simulation data converter to $40,000 for a wavebridge, excluding any additional development costs that may be charged to the customer in connection with customized or special orders.

  Visual Testbench provides a new methodology for creating simulation stimulus, validating device specifications and tying simulation results directly to test. Visual Testbench provides a structured solution to a task traditionally resolved by manually writing lines of HDL code. Visual Testbench is designed to raise productivity by providing graphical timing diagrams, specification spreadsheets and flowcharts for simulation stimulus creation. In addition, this product allows the designer to check that timing requirements have been met by the simulation. Unique to Visual Testbench is its ability to directly connect a Verilog simulation to ATE test equipment. In addition, the Company is currently developing a VHDL version of Visual Testbench. The Company believes that the market for Visual Testbench will be primarily design teams and, as a result, the test development function will, to an extent, be performed during the design phase. Visual Testbench's structured test program development process should allow design teams to spend less time explaining their test programs to test engineers or trying to put their devices into production. The second major release for Visual Testbench is scheduled for the second half of 1996.

  The list price for Visual Testbench ranges from $25,000 to $40,000 depending on the configuration. Visual Testbench provides a new methodology for creating IC test programs. The Company anticipates a lengthy period of test marketing for Visual Testbench. Accordingly, the Company cannot predict the extent, if any, to which it will realize revenue from this product.

  The Company's revenue is predominantly derived from two product lines, Visual HDL, which includes Visual HDL for VHDL and Visual HDL for Verilog, and TDS, and the Company believes that these products will continue to account for a substantial portion of its revenue in the future. The Company's future success depends primarily upon the market acceptance of its existing and future SLDA products. The Company's SLDA products incorporate certain unique design methodologies and thus represent a departure from industry standards for design entry and verification. The Company believes that broad market acceptance of its SLDA products will depend on several factors, including the ability to significantly enhance design productivity, ease of use, interoperability with existing EDA tools, price and the customer's assessment of the Company's financial resources and its technical, managerial, service and support expertise. Although demand for SLDA products has increased in recent years, the market for SLDA products is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will continue to purchase the Company's SLDA products. A decline in the demand for, or the failure to achieve broad market acceptance of, the Company's SLDA products will have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMERS

  The Company's end-user customers include companies in a wide range of industries, including semiconductor devices, semiconductor test equipment, telecommunications, computer/peripherals, consumer electronics, aerospace/defense and other electronics entities. The Company has installed more than 1,300 seats of its SLDA tools in more than 125 companies, of which more than 100 companies have entered into support contracts. In addition, the Company has more than 250 active installations of its Design to Test products. No single customer represented more than 10% of the Company's total revenue in 1995. The following table lists a representative sample of the Company's worldwide end-user customers that generated at least $25,000 in revenue for the Company in 1995 or 1996.

  SEMICONDUCTOR    SEMICONDUCTOR                         COMPUTER/     CONSUMER     AEROSPACE/
     DEVICES       TEST EQUIPMENT TELECOMMUNICATIONS    PERIPHERALS   ELECTRONICS     DEFENSE          OTHER
- -----------------  -------------- ------------------- --------------- ----------- --------------- ---------------
AMD                Advantest      Bay Networks        Compaq          Canon       Allied Signal   Anam
Level One          Credence       Bell Northern       Fujitsu         Honeywell   Hughes Aircraft Fuji/Xerox
Microchip          Teradyne       Ericsson            Hewlett-Packard Matsushita  Lockheed-Martin InFocus Systems
Motorola                          General Instruments Hitachi         Mitsubishi  Rockwell        Lucky Goldstar
National Semi.                    Hitachi             IBM             NEC         TRW             Sumitomo Metal
SGS-Thomson                       Lucent              OKI             Philips                     Xerox
Texas Instruments                 Nippon Denso        Seagate         Sharp                       Zenith
                                  Northern Telecom    Siemens         Sony
                                  Rohm                Storage Tech.

  The following examples illustrate the selection and use of the Company's products by certain of the Company's customers. There can be no assurance that new or existing customers will achieve any of the benefits described below.

  A supplier of networking products used Visual HDL to develop a twelve-port Ethernet switch with an integrated ATM port for backbone or server connectivity. For this customer, minimizing time-to-market was critical to meeting market-share and profit objectives. The design team coded the entire design in Visual HDL. The final chip consisted of graphical constructs representing 60,000 lines of VHDL code that synthesized into 115,000 gates. The ability to design and debug the chip using Visual HDL contributed to this customer meeting its design schedule.

  A workstation division of a computer supplier used Visual HDL to successfully re-target an 11,000 gate ASIC for a workstation graphics chip. The primary engineer had worked on the design for over two months targeting a specific ASIC process. When the design needed to be re-targeted to a second ASIC technology, the designer was able to retarget the design in less than one day using Visual HDL. The same task could have taken the engineer up to a month to complete using traditional re-targeting methods.

  A computer peripheral manufacturer designed a 10,000-gate interrupt/local bus controller using Visual HDL. The design team had to complete the new design in three to four months, and had differing levels of design experience. The engineer working on the most significant parts of the design had very little knowledge of HDL-based design. The team leader estimated that it would have taken up to two months to sufficiently familiarize the engineer with the HDL code. The graphical design environment of Visual HDL enabled the engineer to effectively communicate with the other team member and familiarize himself with the HDL code. The design was completed on schedule.

  A product line group at a semiconductor manufacturer purchased Test Development Series products to replace its prior older generation test manufacturing solution. The group thereafter has used TDS products in substantially all of its test development. For example, TDS products were used to create a different test program and translate Verilog scan vectors to a different environment for a battery pack power management chip. The translation was functionally correct and required little debug time.

MARKETING AND SALES

  The Company markets its products to customers worldwide who design or manufacture ICs for their own use or sale in a wide variety of industries. The primary objectives of the Company's marketing effort are to increase market awareness of the Company's products, to promote the adoption of SLDA and Design to Test methodologies, and to evaluate customer satisfaction and determine additional customer demands. To increase market awareness, the Company displays its SLDA and Design to Test products at all major industry trade shows, including the annual Design Automation Conference and International Test Conference. The Company also promotes its products through advertisements in trade journals and by sponsoring various seminar series. To promote the adoption of its methodologies, the Company offers its products at a reduced cost to design engineer programs at several universities so that engineering students may become familiar with Summit's products and design techniques.

  The Company's sales strategy is to employ its direct sales, independent and affiliated distributors and telesales distribution channels to efficiently and effectively target individual customer and product market segments. As of June 30, 1996, the Company had 28 employees in its sales organization and seven people in its marketing group.

  Direct Sales. The Company employs direct sales teams which combine technically proficient sales persons with skilled field applications engineers capable of serving the sophisticated needs of the management and engineering staff of its customers. The Company assigns selected direct sales personnel to target major accounts, such as vertically integrated systems design houses like Lucent, IBM, Motorola and Siemens that produce their own IC designs for their electronic products. Major accounts receive particular focus because of their size and influence as industry leaders.

  Following the release of Visual HDL for VHDL, the direct sales force concentrated on promoting that product, and sales efforts related to TDS products decreased. The Company recently has adopted a strategy of designating sales personnel as either SLDA or Design to Test specialists in an effort to ensure that each product line receives focused attention from members of Summit's direct sales force. The Company's direct sales force operates in the United States and portions of Europe, with offices in California, Oregon, Texas, Massachusetts, Florida, France and Germany. Approximately 52.8% and 58.0% of the Company's revenue for the first six months of 1996 and for the year ended December 31, 1995, respectively, were generated through Summit's direct sales force.

  Distributors. Distributors promote and distribute the Company's products in the Asia-Pacific region, the United Kingdom, France, Germany, Sweden, Italy and Israel. Approximately 47.2% and 42.0% of the Company's revenue in the first six months of 1996 and in the year ended December 31, 1995, respectively, were attributable to sales made through distributors. During the fourth quarter of 1995, the Company entered into a distribution agreement with ATE pursuant to which ATE was granted exclusive rights to sell, distribute and support all of Summit's Design to Test products within Japan until October 1998, subject to the Company's ability to terminate the relationship if ATE fails to meet quarterly sales objectives. The agreement may also be terminated by either party for breach. In addition, in the first quarter of 1996, the Company entered into a three-year, exclusive distribution agreement for its SLDA products in Japan with Seiko. In the event Seiko fails to meet specified quotas for two or more quarterly periods, exclusivity can be terminated by Summit, subject to Seiko's right to pay a specified fee to maintain exclusivity. The agreement is renewable for successive five-year terms by mutual agreement of the Company and Seiko and is terminable by either party for breach.

  In March 1996, to centralize management of the distribution of the Company's products in the Asia-Pacific region, excluding Japan, the Company entered into a joint venture with Anam, pursuant to which the joint venture corporation (Summit Asia) shall acquire exclusive rights to sell, distribute and support all of the Company's products in the Asia-Pacific region, excluding Japan, until June 1997. Summit Asia has acted in such capacity since April 1, 1996. Prior to that date, Anam was an independent distributor of the Company's products. The joint venture provides a direct sales force for the Company's products in Korea and facilitates management and support of the independent distributors that market the Company's products in Taiwan, Singapore, Hong Kong, Australia, Malaysia and India. Anam currently owns approximately 80% of the stock of Summit Asia. However, as payments are made by Summit Asia to Anam for the repurchase from Anam of certain rights related to the Company's products, and as stock options are exercised by employees and board members, the Company's percentage ownership can increase until it is equal to that of Anam. The Board of Directors of Summit Asia currently consists of two representatives from Anam, one from Summit Asia and one from Summit. Actions of the Board require approval of 75% of the directors.

  For the quarter ended June 30, 1996, all sales of the Company's products in the Asia-Pacific region were made through Summit Asia, ATE and Seiko. There can be no assurance the new relationships with Summit Asia, ATE and Seiko will be effective in maintaining or increasing sales relative to the levels experienced prior to such relationships.

  Telesales. Telesales is currently used to market the renewal of maintenance and technical support agreements for both SLDA and Design to Test products in North America, allowing the direct sales force to concentrate its efforts on new accounts. The Company expects its use of the telesales channel to grow in the future, in applications such as the marketing of product upgrades and add-on business.

  Approximately 52.3% and 53.1% of the Company's revenue for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, were attributable to sales made outside of the United States. In order to successfully expand international sales, the Company may need to establish additional foreign operations, hire additional personnel and recruit additional international distributors. This will require significant management attention and financial resources and could adversely affect the Company's operating margins. In addition, to the extent that the Company is unable to effect these additions in a timely manner, the Company's growth, if any, in international sales will be limited. There can be no assurance that the Company will be able to maintain or increase international sales of the Company's products, and failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's reliance on distributors involves certain risks. For example, the Company is dependent on the continued viability and financial stability of its distributors. Since the Company's products are used by skilled design engineers, distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of distributors possess these resources. In addition, Summit Asia, ATE and Seiko, as well as the Company's other distributors, may offer products of several different companies, including competitors of the Company. There can be no assurance that the Company's current distributors will continue to market or service and support the Company's products effectively, that any distributor will continue to sell the Company's products or that the distributors will not devote greater resources to products of other companies. The loss of, or a significant reduction in, revenue from the Company's distributors could have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER SERVICES

  Technical support is available to customers on both a pre-sale and post-sale basis. Pre-sale support involves the Company's application engineers working with the Company's direct sales force and distributors to provide on-site support during the end user's evaluation and implementation process. Post-sale support is provided through annual maintenance contracts which provide customers with a choice of two programs. The first program allows the customer to access the Company's technical support team via telephone and receive all minor enhancements and any major upgrades. This program is sold for 20% of the list price of the product. Under the second program, the customer purchases telephone technical support for 8% of the list price of the product and can purchase upgrades for between 15% and 20% of the list price depending on the technical content of the upgrade and the current version used by the customer. The Company provides its customers with a 90-day warranty that its products are free from defects.

  In addition to its maintenance, technical support and upgrade fees, the Company also conducts a variety of training programs ranging from introductory level courses to advanced training on full use of all of its products. Training is offered at the Company's facilities, at distributors' facilities and at customer locations worldwide. The Company intends to further expand its focus on customer training. For the six months ended June 30, 1996 and the year ended December 31, 1995, maintenance and services provided approximately 20.2% and 18.7% of the Company's total revenue, respectively.

COMPETITION

  The EDA industry is highly competitive and the Company expects competition to increase as other EDA companies introduce SLDA and Design to Test products. The Company faces different competitive dynamics in the markets for its SLDA and Design to Test products. In the SLDA market, the Company principally competes with Mentor Graphics and a number of smaller firms. Indirectly, the Company also competes with other firms that offer alternatives to SLDA and could potentially offer more directly competitive products in the future. Certain of these companies have significantly greater financial, technical and marketing resources and larger installed customer bases than the Company. Some of the Company's current and future competitors offer a more complete range of EDA products and may distribute products that directly compete with the Company's SLDA products by bundling such products with their core product line. In addition, the Company's products perform a variety of functions, certain of which are, and in the future may be, offered as separate products or discrete point solutions by the Company's existing and future competitors. For example, certain companies currently offer design entry products without simulators. There can be no assurance that such competition will not cause the Company to offer point solutions instead of, or in addition to, the Company's current software products. Such point solutions would be priced lower than the Company's current product offerings and could cause the Company's average selling prices to decrease, which could have a material adverse effect on the Company's business, financial condition and results of operations. In the Design to Test market, the Company competes primarily with the internal design groups of its existing and potential customers, many of which to date have designed and developed customized Design to Test tools for their particular needs, as well as smaller emerging companies.

  The Company competes on the basis of certain factors including product capabilities, product performance, price, support of industry standards, ease of use, first to market and customer technical support and service. The Company believes that it competes favorably overall with respect to these factors. However, in particular cases, the Company's competitors may offer SLDA or Design to Test products with functionality which is sought by the Company's prospective customers and which differs from that offered by the Company. In addition, certain competitors may achieve a marketing advantage by establishing formal alliances with other EDA vendors. Further, the EDA industry in general has experienced significant consolidation in recent years, and the acquisition of one of the Company's competitors by a larger, more established EDA vendor could create a more significant competitor. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, financial condition and results of operations. There can be no assurance that the Company's current and future competitors will not be able to develop products comparable or superior to those developed by the Company or to adapt more quickly than the Company to new technologies, evolving industry trends or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT DEVELOPMENT

  The Reorganization in early 1994 resulted in the joining of SEE
Technologies, a technological leader in graphical design entry and verification, with TSSI, a technological leader in production test products. Thus, development of SLDA products has been performed at the Company's offices in Israel and development of Design to Test products has been conducted at the Company's principal office in Beaverton, Oregon. As of

June 30, 1996, the Company's research and development team consisted of 62 software developers, including 39 dedicated to the Company's SLDA products and 23 focused on Design to Test products.

  For the six months ended June 30, 1996 and for the years ended December 31, 1995, 1994 and 1993, the Company's research and development expenditures were approximately $2.6 million, $5.1 million, $4.6 million and $2.4 million, respectively, which represent approximately 28.0%, 36.3%, 35.7% and 32.9% of revenue in each such period. The Company has to date expensed all research and development costs as incurred. In addition, the Company has received grants from the Israeli Chief Scientist. See "--Operations in Israel" and Consolidated Financial Statements.

  Summit's research and development strategy is to be proactive in determining customer needs and to develop new SLDA and manufacturing test products to meet these needs. The Company believes that system-level definition and design analysis will become increasingly significant bottlenecks in the IC development process and thus present product development opportunities. The Company's research and development efforts are focused on creating products to further increase productivity in the creation, verification, documentation and production test of both IC and system level designs. Accordingly, in addition to continued development of SLDA and TDS products, the Company is continuing to dedicate resources to integrating its TDS technology into the SLDA design process. Visual Testbench, first shipped in the fourth quarter of 1995, is a product of such efforts.

  The Company has actively sought to establish cooperative relationships with certain EDA industry leaders in order to gain early access to new product information and to better integrate the Company's products with those supplied by other vendors in the EDA market. For example, the Company maintains a relationship with Advantest in the Design to Test area through which the Company receives product information from Advantest from which the Company is developing a wavebridge for third-party customers. In addition, in the SLDA products area, the Company has a relationship with Cadence pursuant to which Cadence helps specify the integration between Summit's Visual HDL for Verilog and Cadence Verilog XL simulator. The Company believes that these relationships mutually benefit the Company and the EDA vendors by fostering development and facilitating interoperability of the Company's and vendors' complimentary products. These relationships are informal and may be terminated by either party with limited notice. In addition, such relationships are with companies that are current or potential future competitors of the Company. If any of these relationships were terminated and the Company was unable to obtain in a timely manner information regarding modifications of third party products necessary for modifying its software products to interoperate with these third party products, the Company could experience a significant increase in development costs, the development process would take longer, product introductions would be delayed and the Company's business, financial condition and results of operations could be materially adversely affected.

  The EDA industry is characterized by extremely rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. In addition, customers in the EDA industry require software products that allow them to reduce time to market, differentiate their products, improve their engineering productivity and reduce their design errors. The Company's future success will depend upon its ability to enhance its current products, develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to technological change or emerging industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. The Company has announced that it plans to release new versions of certain of its products in the second half of 1996. If the Company is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if such product releases have been pre-announced, the Company's business, financial condition and results of operations would be materially adversely affected.

  The Company's Design to Test products employ the Company's WGL format. The Company permits others to use this format without charge, and the Company believes that it has been widely adopted in the industry. An industry group in which the Company currently participates is formulating a new format, STIL, that it plans to present as a new industry standard. If this standard is adopted commercially, the Company would be required to provide products that operate with the STIL format. Development of such products would take significant effort and expense. Moreover, any delay in the availability of such products could materially adversely affect the Company's business, financial condition and results of operations.

  Software products as complex as those offered by the Company may contain errors that may be detected at any point in the products' life cycles. The Company has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to the Company's reputation or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPRIETARY RIGHTS

  The Company's success depends upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, licensing arrangements and technical means to establish and protect its proprietary rights. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to, and distribution of, its software, documentation and other proprietary information. In addition, the Company's products are protected by hardware locks and software encryption techniques designed to deter unauthorized use and copying. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain foreign countries.

  The Company provides its SLDA products to end-users primarily under "shrink-wrap" license agreements included within the packaged software. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in certain jurisdictions. The Company provides its Design to Test products to end-users under written license agreements, signed by each licensee at the time of purchase of a license. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

  The Company could be increasingly subject to infringement claims as the number of products and competitors in the Company's industry segment grows, the functionality of products in its industry segment overlaps and an increasing number of software patents are granted by the United States Patent and Trademark Office. Although the Company is not aware of any threatened litigation or infringement claims, there can be no assurance that a third party will not claim such infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product delays or require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all. Failure to protect its proprietary rights or claims of infringement could have a material adverse effect on the Company's business, financial condition and results of operations.

OPERATIONS IN ISRAEL

  The Company's research and development operations related to its SLDA products are located in Israel and may be affected by economic, political and military conditions in that country. Accordingly, the Company's business, financial condition and results of operations could be materially adversely affected if hostilities involving Israel should occur. This risk is heightened due to the restrictions on the Company's ability to manufacture or transfer outside of Israel any technology developed under research and development grants from the government of Israel. In addition, while all of the Company's sales are denominated in United States dollars, a portion of the Company's annual costs and expenses in Israel are paid in Israeli currency. These costs and expenses were approximately $4.3 million and $1.9 million in 1995 and the six months ended June 30, 1996, respectively. Payment in Israeli currency subjects the Company to foreign currency fluctuations and to economic pressures resulting from Israel's generally high rate of inflation, which has been approximately 15%, 8% and 7% during 1994 and 1995 and the six months ended June 30, 1996, respectively. The Company's primary expense which is paid in Israeli currency is employee salaries for research and development activities. As a result, an increase in the value of Israeli currency in comparison to the U.S. dollar could increase the cost of research and development expenses and general and administrative expenses. There can be no assurance that currency fluctuations, changes in the rate of inflation in Israel or any of the other aforementioned factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In addition, coordination with and management of the Israeli operations requires the Company to address differences in culture, regulations and time zones. Failure to successfully address these differences could be disruptive to the Company's operations.

  The Company's Israeli production facility has been granted the status of an "Approved Enterprise" under the Investment Law. Taxable income of a company derived from an "Approved Enterprise" is eligible for certain tax benefits, including significant income tax rate reductions for up to seven years following the first year in which the "Approved Enterprise" has Israeli taxable income (after using any available net operating losses). The period of benefits cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. The tax benefits derived from a certificate of approval for an "Approved Enterprise" relate only to taxable income attributable to such "Approved Enterprise" and are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, adjusted for inflation and interest. The Company believes that it operates in compliance with all the "Approved Enterprise" conditions and criteria applicable to it. However, there can be no assurance that the Company's Israeli production facility will continue to operate or qualify as an "Approved Enterprise" or that the benefits under the "Approved Enterprise" regulations will continue, or be applicable, in the future. The loss of or any material decrease in these income tax benefits could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effective Corporate Tax Rates."

  Israeli Research, Development and Marketing Grants. Summit's Israeli subsidiary has obtained research and development grants from the Chief Scientist in the Israeli Ministry of Industry and Trade of approximately $232,000 and $608,000 in 1993 and 1995, respectively. As of June 30, 1996, the
Company was obligated to pay back approximately $232,000 and $608,000 for the 1993 and 1995 grants, respectively. Such obligations are secured by all tangible and intangible assets of the Israeli subsidiary. The terms of the grants prohibit the manufacture of products developed under these grants outside of Israel and the transfer of the technology developed pursuant to these grants to any person, without the prior written consent of the Chief Scientist. The Company's Visual HDL for VHDL products have been developed under grants from the Chief Scientist and thus are subject to these restrictions. If the Company is unable to obtain the consent of the government of Israel, the Company would be unable to take advantage of potential economic benefits such as lower taxes, lower labor and other manufacturing costs and advanced research and development facilities that may be available if such technology and manufacturing operations could be transferred to locations outside of Israel. In addition, the Company would be unable to minimize risks particular to operations in Israel, such as hostilities involving Israel. See "Risk Factors--Operations in Israel." Although the Company is eligible to apply for additional grants from the Chief Scientist, it has no present plans to do so. The Company also received a Marketing Fund Grant from the Israeli Ministry of Industry and Trade for an aggregate of $379,000. The grant must be repaid at the rate of 3% of the increase in exports over the 1993 export level of all Israeli products, until repaid. As of June 30, 1996, approximately $351,000 was outstanding under the grant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Product Development" and Note 7 of Notes to Consolidated Financial Statements.

EMPLOYEES

  As of August 31, 1996, the Company had 119 employees, 62 of whom were engaged primarily in research and development and related operations, 39 of whom were engaged primarily in sales and marketing and 18 of whom were engaged primarily in corporate management and administration. A total of 73 of these employees were located in the United States, 41 in Israel and five in Europe. The Company's employees are not represented by any collective bargaining organization and the Company has never experienced a work stoppage. The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical, marketing and management personnel, who are in great demand.

LITIGATION

  The Company is not a party to any material litigation and is not aware of any pending or threatened litigation that could have a material adverse effect upon the Company's business, operating results or financial condition.

FACILITIES

  The Company's principal facility, located in Beaverton, Oregon, consists of approximately 31,000 square feet of office space leased pursuant to an agreement which terminates on December 31, 1999. The rent and common area fees payable on this facility are currently approximately $23,000 per month, and increase over the term of the lease to approximately $29,000 per month. This space is used for the Company's U.S. research and development, production, sales and marketing and administration. The Company also leases approximately 9,800 square feet of office space in Herzlia, Israel for research and development under a lease with DCL Technologies that expires on December 31, 1997. The rent payable on this office space is currently $13,750 per month, and increases over the term of the lease based on the Israeli consumer price index. The Company expects that its current facilities will be adequate to serve its needs for the foreseeable future.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the executive officers and directors of the Company as of August 31, 1996.

     NAME                           AGE                POSITION
     ----                           ---                --------
 Larry J. Gerhard.................   55 Chairman of the Board, President and
                                         Chief Executive Officer
 C. Albert Koob...................   42 Vice President--Finance and Chief
                                         Financial Officer and Secretary
 Zamir Paz........................   47 Vice President--Worldwide Engineering
                                         and Operations and Director
 Daniel C. Skilken................   37 Vice President--Worldwide Marketing
 D. Gregory Kott..................   36 Vice President--Worldwide Sales
 Roger A. Bitter..................   52 General Manager--TSSI Division
 Eric Benhayoun...................   42 Vice President, General Manager--
                                         European Operations
 Robert Meehl.....................   35 Corporate Controller
 Art Fletcher.....................   32 Treasurer and Director of Financial
                                         Planning
 Amihai Ben-David (1).............   47 Director
 John Grillos (1)(2)..............   54 Director
 Fred L. Hanson (2)...............   57 Director
 Jay B. Morrison..................   49 Director
 Mark Stevens (1).................   36 Director

- --------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Mr. Gerhard has served as President, Chief Executive Officer and Director of the Company since January 1993 and was elected Chairman of the Board in May 1996. From November 1991 to November 1992, Mr. Gerhard was the President and Chief Executive Officer of Enterprise Communications and Computing Inc., a communications products provider for the Unix-based virtual mainframe market. Mr. Gerhard was the President and Chief Executive Officer of Ventura Software, Inc. ("Ventura"), a desktop publishing company and a wholly-owned subsidiary of Xerox Corporation from November 1989 to November 1991. Prior to that time, Mr. Gerhard was employed for nine years with Decision Data, Inc., a supplier of peripherals and applications software for IBM System 3X and AS400, including the last three years as President and Chief Executive Officer.

  Mr. Koob has served as Vice President--Finance and Chief Financial Officer since October 1995 and Secretary since May 1996. From October 1989 to April 1994, Mr. Koob was the Vice President and Chief Financial Officer of Ventura. Mr. Koob was the Vice President and General Manager of Decision Business Solutions, an IBM midrange system reseller, from 1987 to 1989. Prior to 1987, Mr. Koob held various senior level financial management positions with technology companies.

  Mr. Paz has served as Vice President--Worldwide Engineering and Operations and Director of the Company since January 1994. From January 1991 to January 1994, Mr. Paz was President and Managing Director of SEE Technologies Software Environment for Engineers, Ltd. Prior to that time, Mr. Paz was employed for eight years at Daisy Systems Israel, an EDA provider, where he served as Director of Design Entry and Technical Marketing.

  Mr. Skilken has served as Vice President--Worldwide Marketing since December 1993. From June 1991 to December 1993, Mr. Skilken was the Director of Corporate Marketing at COMPASS Design Automation,

Inc. (a subsidiary of VLSI Technology) ("COMPASS"), an EDA supplier. From December 1989 to June 1991, Mr. Skilken was the Director of ASIC Marketing for the IC Group at Mentor Graphics, an EDA provider. From December 1988 to December 1989, Mr. Skilken worked at Daisy-Cadnetix, an EDA supplier, most recently as Director of Semiconductor Industry Marketing. From January 1983 to December 1988, Mr. Skilken worked at VLSI Technology, a semiconductor manufacturer, where his last position was Product Marketing Manager for the ASIC Division.

  Mr. Kott has served as Vice President--Worldwide Sales since June 1996 and as Vice President--North American Sales from August 1994 to June 1996. From June 1994 to August 1994, he served as Director, Major Accounts. From January 1994 to May 1994, Mr. Kott was the Western Area Sales Director for the Logic Modeling Division of Synopsys, an EDA provider. From January 1987 to January 1994, Mr. Kott held various sales positions at Mentor Graphics, most recently as Director of IC Sales.

  Mr. Bitter has served as General Manager--TSSI Division since March 1996. From January 1994 to February 1996, Mr. Bitter served as Vice President--Far East Sales Operations. From August 1991 to January 1994, Mr. Bitter was President of COMPASS Japan K.K. From August 1986 to June 1990, Mr. Bitter held various positions at Silicon Compiler Systems, an EDA supplier, where he served most recently as Vice President of Far East Operations. From October 1985 to August 1986, Mr. Bitter served as Vice President--Worldwide Sales for SDA, an EDA company. From August 1983 to October 1985, Mr. Bitter was the Western Regional Sales Manager for the Western U.S. sales offices of Mentor Graphics.

  Mr. Benhayoun has served as Vice President, General Manager--European Operations since June 1996 and as Vice President--European Sales Operations from November 1994 to June 1996. From June 1994 to November 1994, Mr. Benhayoun was the European Marketing Manager for the Modeling Product Division of Synopsys. From March 1990 to June 1994, Mr. Benhayoun was the General Manager and Director of Logic Modeling Corporation France, an SDA provider which was acquired by Synopsys in January 1994. Prior to that time, he held various European sales and marketing management positions with Cadnetix Corporation and Daisy Systems, each an EDA supplier.

  Mr. Meehl has served as Corporate Controller since March 1996. From February 1995 to March 1996, Mr. Meehl was Manager, Financial Planning and Analysis of TriQuint Semiconductor, Inc. ("TriQuint"), a semiconductor manufacturer. From January 1992 to February 1995, Mr. Meehl held various positions at the Oregon Department of Transportation, most recently as Manager, Financial and Economic Analysis. From March 1990 to January 1992, Mr. Meehl was employed as a Financial Analyst of Industrial Funding Corporation ("Industrial Funding"), an equipment leasing company.

  Mr. Fletcher has served as Treasurer and Director of Financial Planning since April 1996. From October 1995 to March 1996, Mr. Fletcher was Director of Business and Financial Planning. From April 1994 to September 1995, Mr. Fletcher was Manager of Financial Planning and Systems. From February 1992 to April 1994, Mr. Fletcher managed the financial planning and analysis function for TriQuint. Prior to that time, Mr. Fletcher was employed by Industrial Funding for three years in a finance and accounting position.

  Mr. Ben-David has served as a Director of the Company since January 1994. He has been the founder, Chief Executive Officer and Chairman of DCL Technologies Ltd., a public company located in Israel and traded on the Tel-Aviv Stock Exchange, since May 1982. DCL Technologies Ltd. specializes in the development of high technology companies in the areas of communications, computer telephony, expert systems and electronic design automation. From January 1991 until the Reorganization, Mr. Ben-David was Chairman of the Board of SEE Technologies.

  Mr. Grillos has served as a Director of the Company since February 1994. Mr. Grillos has been employed by Robertson, Stephens & Company LLC, an investment banking firm, in its venture capital group since August 1988. He is also a director of CBT Group, PLC and of several private companies.

  Mr. Hanson has served as a Director of the Company since September 1995. He has been President and Chief Executive Officer of Information Optics Corp., an optical memory company, since October 1995. From October 1994 to December 1995, Mr. Hanson was part owner and Chief Executive Officer of Acquisitions, Mergers and Reorganizations, Inc., a consulting company. From August 1992 to April 1993, he was President and Chief Executive Officer of Burr-Brown Corp., an electronic components company. He was President and Chief Executive Officer of Bipolar Integrated Technology, an integrated circuits company, from April 1990 to August 1992. Mr. Hanson started his career with Hewlett-Packard where his final position was General Manager of the Corvalis Division in Corvalis, Oregon.

  Mr. Morrison has served as a Director of the Company since May 1996. He has been a General Partner of Newbury Ventures, Inc., a venture capital investment firm, since January 1992. From July 1990 to December 1991, he was President of Berkeley International Capital Corp., which was a wholly-owned subsidiary of Govett & Co. Ltd. that specialized in private equity investments.

  Mr. Stevens has served as a Director of the Company since February 1994. He has been a General Partner of Sequoia Capital VI, a venture capital investment fund, since March 1993. Prior to that time, beginning in July 1989, Mr. Stevens was an associate at Sequoia Capital. Mr. Stevens currently serves on the Board of Directors of Aspect Development, a client/server applications software company, and several private companies. Prior to working at Sequoia Capital, Mr. Stevens held technical sales and marketing positions at Intel Corporation.

  The Company's Bylaws currently authorize eight directors, which number may be changed from time-to-time by the Board of Directors. All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Amended and Restated Bylaws, which will become effective upon consummation of this offering, authorize seven directors and provide that, beginning with the first annual meeting of stockholders following this offering, the Board of Directors will be divided into three classes, with each class serving staggered, three-year terms. Certain of the current directors of the Company were nominated and elected in accordance with voting rights provided to the various series of preferred stock, which voting rights will terminate when the preferred stock is automatically converted to common stock upon the closing of this offering. Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews the Company's internal audits. The Compensation Committee approves the compensation of executives of the Company and makes recommendations to the Board of Directors with respect to standards for setting compensation levels. The Compensation Committee also administers the Company's employee stock option and stock purchase plans. See "--Stock Plans."

DIRECTOR COMPENSATION

  Directors do not currently receive any cash compensation for their services as members of the Board of Directors or its committees, except for Fred Hanson. The Company entered into a one-year directorship agreement with Mr. Hanson in September 1995 pursuant to which he receives a salary of $17,500 per year as compensation for acting as a director and is entitled to reimbursement for expenses incurred in attending board meetings outside of the Oregon area. In addition, in September 1995, Mr. Hanson was granted an option to purchase 20,000 shares of the Company's Common Stock at an exercise price of $1.75 per share. In lieu of the quarterly salary payments, the Company, on Mr. Hanson's behalf, purchased 10,000 of the shares subject to the option for an aggregate purchase price of $17,500. Mr. Ben-David is reimbursed for travel costs incurred in attending board meetings. Effective as of the date of the first annual meeting of stockholders following the consummation of this offering, all non-employee directors will receive $20,000 per year and $1,000 per meeting (excluding committee meetings) as compensation for their services as members of the

Board of Directors. Members also will be reimbursed for all travel and related expenses incurred in connection with attending board and committee meetings. The Company recently established a director stock option plan that provides for nondiscretionary annual stock option grants to non-employee directors. The director stock option plan will become effective upon the effective date of this offering. See "--Stock Plans--1996 Director Option Plan" and "Certain Transactions."

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid to the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company whose salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company and its subsidiaries during the year ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                 COMPENSATION
                                   ANNUAL COMPENSATION              AWARDS
                             ----------------------------------- ------------
                                                                    NO. OF
                                     BONUS                        SECURITIES
NAME AND PRINCIPAL POSITION  SALARY   ($)         OTHER ANNUAL    UNDERLYING      ALL OTHER
            (1)              ($) (2)  (2)       COMPENSATION ($)   OPTIONS     COMPENSATION ($)
- ---------------------------  ------- ------     ---------------- ------------  ----------------
Larry J. Gerhard
 President and Chief
 Executive Officer......     240,000    --             --              --            6,589 (3)
Daniel C. Skilken
 Vice President--
 Worldwide Marketing....     125,000    --             --              --              --
D. Gregory Kott
 Vice President--
 Worldwide Sales........     116,042 25,000          1,200 (4)      52,500 (5)         342 (6)
Roger A. Bitter
 General Manager--TSSI
 Division...............     135,157    --             --              --          121,200 (7)
Eric Benhayoun
 Vice President, General
 Manager--European
 Operations.............     117,557 53,732 (8)        --              --  (9)         --

- --------

(1) Throughout the year ended December 31, 1995, Mr. Kott served as Vice President--North American Sales, Mr. Bitter served as Vice President--Far East Sales Operations and Mr. Benhayoun served as Vice President--European Sales Operations.

(2) Amounts shown include cash and noncash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(3) Includes $5,389 paid to Mr. Gerhard for moving expenses incurred in connection with completing his relocation from Southern California and $1,200 in medical expenses not covered by the Company's medical plan.

(4) Consists of a car allowance.

(5) Includes an option granted on March 1, 1995 to purchase 45,000 shares of Common Stock and an option granted on December 20, 1995 to purchase 7,500 shares of Common Stock. On September 13, 1995, in connection with a repricing of all outstanding options having an exercise price in excess of $1.75 per share, the Company canceled and replaced the option to purchase 45,000 shares of Common Stock at a purchase price of $2.50 per share with a new option to purchase the same number of shares of Common Stock at an exercise price of $1.75 per share. Such new option is not reflected in the above table.

(6) Contribution made by the Company on behalf of Mr. Kott pursuant to the Company's 401(k) Plan.

(7) Consists of reimbursements to Mr. Bitter for taxes and housing costs in Japan.

(8) Commissions earned during the fiscal year ended December 31, 1995, $9,625 of which was paid in 1996.

(9) On September 13, 1995, in connection with a repricing of all outstanding options having an exercise price in excess of $1.75 per share, the Company canceled and replaced the option granted to Mr. Benhayoun on October 25, 1994 to purchase 58,500 shares of Common Stock at a purchase price of $2.50 per share with a new option to purchase the same number of shares of Common Stock at an exercise price of $1.75 per share. Such new option is not reflected in the above table.

 Option Grants in Last Fiscal Year

  The following table sets forth information regarding stock options granted during the fiscal year ended December 31, 1995 to each of the Named Executive Officers.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1995

                                              INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                         ---------------------------------------------------------     VALUE AT ASSUMED
                           NO. OF   % OF TOTAL                                          ANNUAL RATES OF
                         SECURITIES  OPTIONS                   FAIR                       STOCK PRICE
                         UNDERLYING GRANTED TO                MARKET                     APPREICATION
                          OPTIONS   EMPLOYEES    EXERCISE    VALUE ON                  FOR OPTION TERM (3)
                          GRANTED    IN 1995       PRICE     DATE OF    EXPIRATION   ----------------------
          NAME              (1)        (2)       ($)/SHARE   GRANT($)      DATE         5% ($)    10% ($)
          ----           ---------- ----------   ---------   --------   ----------   ----------  ----------
Larry J. Gerhard........      --       --           --          --         --            --          --
Daniel C. Skilken.......      --       --           --          --         --            --          --
D. Gregory Kott.........   52,500      9.5% (4)    1.75 (5)    1.75 (5)  3/1/2005 (6)   592,261     997,497
Roger A. Bitter.........      --       --           --          --         --            --          --
Eric Benhayoun(7).......      --       --           --          --         --            --          --

- --------
(1) Options granted in 1995 are immediately exercisable and generally vest over four years, with 25% of the option shares becoming fully vested one year from the grant date and 1/48th vesting in each successive month, with full vesting occurring on the fourth anniversary date. The Company has a repurchase right for shares not vested. Under the terms of the 1994 Stock Plan, the administrator retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice outstanding options. The options have a term of 10 years, subject to earlier termination in certain situations related to termination of employment. See "Stock Plans" for a description of the material payment terms of the options.
(2) Based on a total of 551,187 options granted to all employees and consultants during 1995.

(3) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. The assumed initial public offering price of $8.00 per share was used as the base price for these calculations.
(4) On September 13, 1995, in connection with a repricing of all outstanding options having an exercise price in excess of $1.75 per share, 357,869 options were canceled and replaced. If such options were included in the number of options granted in 1995, the total number of options granted to all employees and consultants in 1995 would be 909,056, the total number of options granted to Mr. Kott would be 97,500 and Mr. Kott's percentage of total options granted in 1995 would be 10.7%.

(5) On September 13, 1995, in connection with a repricing of all outstanding options having an exercise price in excess of $1.75 per share, the Company canceled and replaced an option to purchase 45,000 shares of Common Stock at a purchase price of $2.50 per share with a new option to purchase the same number of shares of Common Stock at an exercise price of $1.75 per share. Such new option is not reflected in the above table.
(6) The expiration date for 7,500 of the options granted is 12/20/2005.
(7) On September 13, 1995, in connection with a repricing of all outstanding options having an exercise price in excess of $1.75 per share, the Company canceled and replaced the option granted to Mr. Benhayoun on October 25, 1994 to purchase 58,500 shares of Common Stock at a purchase price of $2.50 per share with a new option to purchase the same number of shares of Common Stock at an exercise price of $1.75 per share. Such new option is not reflected in the above table.

 Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

  There were no option exercises by the Named Executive Officers during the fiscal year ended December 31, 1995. The following table sets forth certain information with respect to the value of stock options held by such individuals as of December 31, 1995.

          AGGREGATED OPTION EXERCISES IN YEAR ENDED DECEMBER 31, 1995
                      AND DECEMBER 31, 1995 OPTION VALUES

                                                                                            VALUE OF UNEXERCISED
                                                  NUMBER OF SECURITIES UNDERLYING               IN-THE-MONEY
                           SHARES                 UNEXERCISED OPTIONS AT 12/31/95         OPTIONS AT 12/31/95($)(2)
                         ACQUIRED ON  VALUE    ---------------------------------------    -------------------------
          NAME            EXERCISE   REALIZED   EXERCISABLE(1)          UNEXERCISABLE     EXERCISABLE UNEXERCISABLE
          ----           ----------- --------  ----------------        ---------------    ----------- -------------
Larry J. Gerhard........     --        --                  --                   --              --          --
Daniel C. Skilken.......     --        --                  --                   --              --          --
D. Gregory Kott.........     --        --              82,500 (3)               --          553,125         --
Roger A. Bitter.........     --        --                  --                   --              --          --
Eric Benhayoun..........     --        --              58,500 (4)               --          365,625         --

- --------
(1) Unvested options are immediately exercisable, provided that any unvested shares are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service to the Company.

(2) There was no public trading market for the Common Stock at December 31, 1995. Accordingly, these values have been calculated based on an assumed initial public offering price of $8.00 per share, minus the exercise price.
(3) Includes 63,750 unvested shares of Common Stock that would have been subject to repurchase by the Company on December 31, 1995 if the options had been exercised.
(4) Includes 26,813 unvested shares of Common Stock that would have been subject to repurchase by the Company on December 31, 1995 if the options had been exercised.

EMPLOYMENT AGREEMENTS

  The Company entered into a five-year employment agreement with Mr. Gerhard effective January 14, 1993 pursuant to which he receives an annual base salary, an annual bonus of up to 25% of his base salary and all standard benefits accorded other executives of the Company. In addition, in the event Mr. Gerhard is terminated other than for cause, he is entitled to severance of $20,000 per month plus all insurance benefits until he accepts other full time employment, but in no event longer than 18 months (24 months in certain circumstances). Under the employment agreement and accompanying stock restriction agreement, Mr. Gerhard was granted the right to purchase 412,777 shares of Common Stock at a specified price per share, of which 294,840 shares are subject to vesting over a four-year period. Mr. Gerhard also received an option to purchase shares of preferred stock of TSSI at the same price and terms as other investors in such preferred stock. The employment agreement further provides that the Company would facilitate Mr. Gerhard's relocation to the Company's headquarters by arranging for the sale of Mr. Gerhard's prior residence. In the event Mr. Gerhard resigned within 36 months after the effective date of the agreement, he was obligated to resell to the Company up to 147,420 shares at $0.01 per share and assume certain liabilities associated with his relocation to Oregon. In the event Mr. Gerhard resigns or is terminated for cause at any time, any unvested options, and shares issued upon early exercise of such unvested options, may be repurchased by the Company at $0.01 per share. Upon consummation of this offering, all unvested options will automatically vest. See "Certain Transactions."

  In May 1996, the Board of Directors authorized the Company to enter into a new four-year employment agreement with Mr. Gerhard. The agreement will provide for an initial grant of options to purchase up to 75,000 shares (subject to a four-year vesting period) at an exercise price equal to the public offering price set forth on the cover of this Prospectus, an annual base salary and certain medical benefits and severance payments. The agreement also will provide for an annual bonus of $75,000 payable only if the Company achieves its annual revenue plan, which for 1998 and thereafter will be determined with reference to the two highest revenue plans forecasted by independent financial analysts, and an annual option to purchase up to 75,000 shares of Common Stock to be granted only if the Company's total revenue for the applicable year exceeds the total revenue for the previous year by at least 20%.

  On November 20, 1993, the Company entered into a four-year employment agreement with Mr. Skilken pursuant to which he receives an annual base salary, an annual bonus of up to 25% of his base salary, all standard benefits accorded other executives of the Company and relocation expenses. Under the agreement, Mr. Skilken was granted options to purchase up to 103,194 shares of Common Stock, subject to vesting over a four-year period, and the right to purchase preferred stock of TSSI on the same terms and conditions as other purchasers. In addition, in the event Mr. Skilken is terminated other than for cause, the options automatically vest and he is entitled to severance of $10,416 per month plus all insurance benefits until he accepts other full time employment, but in no event longer than 12 months. In the event Mr. Skilken resigns within 48 months after the date of the employment agreement, any unvested options, and shares issued upon early exercise of such unvested option, may be repurchased by the Company at the option exercise price.

  On March 1, 1995, the Company entered into a four-year employment agreement with Mr. Kott pursuant to which he receives an annual base salary, an annual bonus of up to 25% of his base salary and all standard benefits accorded other executives of the Company. Under the agreement, Mr. Kott was granted options to purchase up to 52,500 shares of Common Stock, subject to vesting over a four-year period. Such options automatically vest upon termination of Mr. Kott other than for cause and upon the sale of more than 50% of the assets or outstanding capital stock of the Company. In addition, in the event Mr. Kott is terminated other than for cause, he is entitled to severance of $10,000 per month plus all insurance benefits until he accepts other full time employment, but in no event longer than six months. In the event Mr. Kott resigns or is terminated for cause within 36 months after the date of the employment agreement, any vested and unvested options, and shares issued upon exercise of such options, may be repurchased by the Company at the option exercise price.

  On January 1, 1995, the Company entered into a four-year employment agreement with Mr. Bitter pursuant to which he receives an annual base salary, an annual bonus of up to 25% of his base salary, all standard benefits accorded other executives of the Company and relocation costs. In addition, pursuant to the agreement, the Company also reimbursed Mr. Bitter for certain living expenses while he resided in Japan and, subject to certain conditions, agreed to provide Mr. Bitter with a loan to repay his prior tax liabilities, which loan has been forgiven by the Company. The agreement also provides that options to purchase up to 103,194 shares of Common Stock previously granted to Mr. Bitter shall automatically vest upon termination of Mr. Bitter other than for cause and upon the sale of more than 20% of the assets or more than 50% of the outstanding capital stock of the Company. In addition, upon consummation of this offering, the four-year vesting schedule with respect to such options will accelerate by one year. In the event Mr. Bitter is terminated for other than cause, he is entitled to severance of $10,000 per month plus all insurance benefits until he accepts other full time employment, but in no event longer than nine months. In the event Mr. Bitter resigns or is terminated for cause within 48 months after the date of the employment agreement, the Company may cancel the options to purchase the 103,194 shares, whether vested or unvested, and any shares previously issued upon exercise of such options may be repurchased by the Company at the option exercise price. However, in certain circumstances, the Company's right to repurchase or cancel is limited to 67% of such options or shares issued in respect of options.

  Effective October 31, 1994, the Company entered into a four-year employment agreement with Mr. Benhayoun pursuant to which he receives an annual base salary, an annual bonus of 30% of his base salary if he meets specified revenue targets, and all standard benefits accorded other executives of the Company. Under the employment agreement, Mr. Benhayoun was granted options to purchase up to 58,500 shares of Common Stock, of which 15,000 vested immediately, 15,000 vested on October 31, 1995, and the remainder vest ratably over the 24 months following October 31, 1995. Such options also automatically vest upon termination of Mr. Benhayoun other than for cause and upon the sale of more than 50% of the assets or outstanding capital stock of the Company. In addition, upon the consummation of this offering, the two-year vesting schedule with respect to such options will accelerate by one year. In addition, in the event
Mr. Benhayoun is terminated other than for cause, he is entitled to severance of 52,083 French francs (approximately $10,111 as of July 1, 1996) per month plus all insurance benefits until he accepts other full-time employment, but in no event longer than nine months. In the event Mr. Benhayoun resigns within 36 months after the date of the employment agreement, any unvested options and any options which vested, and shares issued upon exercise of such options, within one year prior to such resignation or termination may be repurchased by the Company at the option exercise price.

STOCK PLANS

  1994 Stock Plan. The Company's 1994 Stock Plan (the "1994 Plan") was adopted by the Board of Directors and approved by the Company's stockholders in January 1994 and was amended by the Board in May 1996, subject to stockholder approval. The 1994 Plan is administered by the Board of Directors or a committee appointed by the Board (the "Administrator") and has a term of 10 years. Pursuant to the Plan, options to acquire an aggregate of 2,322,000 shares of Common Stock may be granted. The Plan provides for grants to employees (including officers and employee directors) and consultants of the Company and is intended to qualify as an "incentive stock option plan" under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

  Subject to the provisions of the 1994 Plan, the Administrator has the authority to determine the individuals to whom stock options are to be granted, the number of shares to be covered by each option, the exercise price, the fair market value, the type of option, the term of the option, the restrictions, if any, on the exercise of the option, the terms for the payment of the option price and other terms and conditions. Incentive stock options granted under the 1994 Plan must have an exercise price of at least 100% of the fair market value on the date of grant. Payments by optionholders upon exercise of an option may be made (as determined by the Administrator) in cash or such other form of payment as permitted under the 1994 Plan. In addition, an optionee may engage in a same day exercise of an option and sale of the underlying stock, using a portion of the proceeds from the sale of the stock to pay the exercise price. In the event of a proposed merger of the Company with or into another corporation or a sale of substantially all of the assets of the Company, outstanding options may be assumed or equivalent options substituted by such successor corporation or a parent or subsidiary of such successor corporation. In the event that such successor corporation does not agree to assume options or substitute equivalent options, optionees shall have the right to exercise their options as to all shares subject to such options, including shares as to which options would not otherwise be exercisable.

  1996 Employee Stock Purchase Plan. The material terms of the Company's 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan") were approved by the Board of Directors in May 1996. The 1996 Purchase Plan will be submitted to the Board of Directors for further approval, and to the stockholders of the Company for approval prior to consummation of this offering. The Company has reserved a total of 150,000 shares of Common Stock for issuance under the 1996 Purchase Plan. The 1996 Purchase Plan, which is intended to qualify under
Section 423 of the Code, permits eligible employees of the Company to purchase Common Stock through payroll deductions of up to 10% of their base salary, up to a maximum of $25,000 of Common Stock (determined as of the first day of the offering period) for all purchase periods ending within any calendar year. The price of Common Stock purchased under the 1996 Purchase Plan will be 85% of the lower of the fair market value of the Common Stock on the first day of each 24-month offering period or the last day of the applicable six-month purchase period. Employees may end their participation in the 1996 Purchase Plan at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company. Rights granted under the 1996 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan. The first offering period of the 1996 Purchase Plan will begin on the effective date of this offering and will end on the last trading day on or before October 31, 1998. The first purchase period will be approximately eight and one-half months, ending on the last trading day in the period ending April 30, 1997. Subsequent offering periods will last 24 months and will commence on the first trading day on or after May 1 and November 1 of each year during which the 1996 Purchase Plan is in effect, and will terminate on the last trading day in the periods ending 24 months later. Each 24-month offering period will consist of four purchase periods of approximately six months duration. The 1996 Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any designated subsidiary for at least 20 hours per week and for more than five months in any calendar year.

  1996 Director Option Plan. Non-employee directors are entitled to participate in the Company's 1996 Director Option Plan (the "Director Plan"). The material terms of the Director Plan were approved by the Board of Directors in May 1996. The Director Plan will be submitted to the Board of Directors for further approval, and to the stockholders of the Company for approval prior to consummation of this offering, but shall not become effective until the effective date of this offering. A total of 150,000 shares of Common Stock has been reserved for issuance under the Director Plan.

  The Director Plan provides for an automatic grant of an option (the "First Option") to purchase 7,500 shares of Common Stock to each non-employee director on the date on which the Director Plan becomes effective or, if later, an option to purchase 10,000 shares of Common Stock on the date on which the person first becomes a non-employee director. After the First Option is granted to the non-employee director, he or she shall automatically be granted an option to purchase 10,000 shares (a "Subsequent Option") on the date of the annual meeting of each subsequent year, provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the Board for at least six months. First Options and each Subsequent Option shall have terms of ten years. All of the shares subject to a First Option shall become vested and exercisable 12 months after the date of the grant, provided that the shares subject to the First Option granted on the effective date of the Director Plan shall become vested and exercisable one business day prior to the date of the Company's first annual meeting after the grant date. All of the shares subject to each Subsequent Option shall become vested and exercisable on the earlier of (i) 12 months after the date of the grant or (ii) one business day prior to the date of the Company's first annual meeting after the grant date. Vesting of the First Option and each Subsequent Option are subject to the optionee continuing to serve as a director on the vesting date. The exercise prices of the First Option and each Subsequent Option shall be 100% of the fair market value per share of the Company's Common Stock on the date of the grant of the option.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Amended and Restated Certificate, to be filed upon the closing of the offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

  The Company's Amended and Restated Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Amended and Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

  The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Company's Amended and Restated Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee was formed in August 1994 and is currently composed of Messrs. Ben-David, Grillos and Stevens. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

                             CERTAIN TRANSACTIONS

  In connection with the Reorganization, in December 1993, DCL Holding and Investments in Technology (1993), Ltd. ("DCL") and Zamir Paz, the former stockholders of SEE Technologies, exchanged all of their shares of SEE Technologies stock for an aggregate of 2,661,154 and 935,000 shares of Series A Preferred Stock of Summit, respectively. As a result, SEE Technologies became a wholly-owned subsidiary of Summit. In February 1994, DCL and Mr. Paz contributed an aggregate of 185,474 and 43,680 and shares of Series A Preferred Stock, respectively, to Summit. Also in connection with the Reorganization, a wholly-owned subsidiary of Summit merged with and into TSSI, with TSSI being the surviving corporation. As consideration, the former stockholders of TSSI received capital stock of Summit under the following conversion schedule: (i) holders of TSSI common stock received .5896815 shares of Common Stock of Summit for each TSSI share; (ii) holders of TSSI Series A, B and C Preferred Stock received .5896815 shares of Series B Preferred Stock of Summit for each such TSSI share; and (iii) holders of TSSI Series D Preferred Stock received 1.179363 shares of Series B Preferred Stock of Summit for each TSSI Series D share.

  On February 10, 1994, the Company sold $400,000 aggregate principal amount of convertible subordinated debentures (the "Convertible Debentures") in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The following directors, executive officers and beneficial holders of at least 5% of the capital stock of the Company (including members of their immediate family) purchased Convertible Debentures as follows:

                                                          PRINCIPAL AMOUNT OF
        PURCHASER                                        CONVERTIBLE DEBENTURES
        ---------                                        ----------------------
     Larry J. Gerhard (1)(2)(3).........................        $75,000
     Zamir Paz (1)(2)(3)................................         10,000
     Daniel C. Skilken (1)..............................         40,000
     Roger A. Bitter (1)................................         10,000
     DCL (3)............................................         30,000

- --------
(1) Executive officer of the Company.
(2) Director of the Company.
(3) Holder of more than 5% of the Company's outstanding capital stock. Amihai Ben-David is a director of both DCL and the Company.

Interest on the Convertible Debentures accrued at an annual rate of 5%. On November 11, 1994, all of the then outstanding Convertible Debentures were converted at the Company's option into an aggregate of 375,000 shares of Series C Preferred Stock. Prior to consummation of the offering, all outstanding shares of Series C Preferred Stock will convert into shares of Common Stock on a one-for-one basis.

  In May 1994, the Company sold 823,091 shares of Series D Preferred Stock at a price of $3.75 per share in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The following directors, executive officers and beneficial holders of at least 5% of the Company's capital stock purchased Series D Preferred Stock:

                                                              SHARES OF
      PURCHASER (1)                                    SERIES D PREFERRED STOCK
      -------------                                    ------------------------
     Entities affiliated with Robertson, Stephens &
      Company (2).....................................          26,665
     Entities affiliated with Sequoia Capital (3).....         400,000
     First Century Partnership III (4)................          68,622
     Daniel C. Skilken (5)............................          10,666
     Stuart Schube (6)................................          66,665
     Walter Cunningham (7)............................          57,332

- --------
(1) See note to table of beneficial ownership in "Principal and Selling Stockholders" for information relating to the beneficial ownership of such shares.
(2) Includes 13,736 shares and 12,929 shares held by Bayview Investors, Ltd. and RCS III, L.P., respectively. Mr. Grillos, a director of the Company, is employed by Robertson, Stephens & Company LLC in its venture capital group.
(3) Includes 376,000 shares and 24,000 shares acquired by Sequoia Capital Growth Fund and Sequoia Technology Partners III, respectively. Mr. Stevens, a director of the Company, is a General Partner of Sequoia Capital IV.
(4) Holder of more than 5% of the Company's capital stock.
(5) Executive officer of the Company.
(6) Includes 53,333 shares held by Genesis Fund Ltd. and 6,666 shares held by A.G. Edwards & Sons, Inc. as custodian for Stuart Schube IRA.
(7) Includes 53,333 shares held by Genesis Fund Ltd., of which Mr. Cunningham is a General Partner, and 1,333 shares held by Walter Cunningham, IRA.

Prior to consummation of the offering, all outstanding shares of Series D Preferred Stock will convert into shares of Common Stock on a one-for-one basis.

  In June and July 1995, the Company sold 600,000 shares of Series E Preferred Stock at a price of $4.52 per share in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. An aggregate of 122,675 shares were sold to an entity affiliated with Jay Morrison, a director of the Company. Prior to consummation of the offering, all outstanding shares of Series E Preferred Stock will convert into shares of Common Stock on a one-for-one basis.

  The Company has entered into employment agreements with certain officers. See "Management--Employment Agreements." The Company has also entered into indemnification agreements with each of its directors and executive officers. Such agreements require the Company to indemnify such individuals to the fullest extent permitted by Delaware law.

  In September 1995, the Company entered into a one-year directorship agreement with Fred Hanson, a non-employee director of the Company, pursuant to which Mr. Hanson receives a salary of $17,500 per year. The Company also issued Mr. Hanson an option to purchase 20,000 shares of the Company's Common Stock at an exercise price of $1.75 per share. In lieu of receiving quarterly salary payments, the Company, on Mr. Hanson's behalf, purchased 10,000 of the shares subject to the option for the aggregate purchase price of $17,500.

  At the time of the Reorganization, the Company and DCL entered into a one-year financial services agreement pursuant to which DCL, in exchange for an aggregate of $100,000, agreed to provide to the Company on an as-needed basis certain financial consulting services, including bookkeeping, tax filings, payroll, accounts payable and statutory filings. The agreement terminated on February 10, 1995.

  At the time of the Reorganization, the Company and DCL entered into a one-year agreement pursuant to which DCL agreed to provide to the Company certain engineering consulting services on an as-needed basis in exchange for an aggregate of $1.4 million. Similarly, at the same time, SEE Technologies and DCL entered into a one-year agreement pursuant to which SEE Technologies agreed to provide to DCL certain engineering consulting services on an as-needed basis in exchange for an aggregate of $1.3 million. No services were required by either party under such agreements and no payments were made thereunder. Each of the foregoing agreements terminated on February 10, 1995.

  At the time of the Reorganization, SEE Technologies entered into a four-year sublease pursuant to which SEE Technologies subleases space for its corporate offices from DCL on terms and conditions similar to those under which DCL leases such office space from the third-party owner of the office space. The Company believes that the terms of the foregoing lease are no less favorable to the Company than those that could have been obtained from unaffiliated third parties.

  On April 1, 1991, DCL and SEE Technologies entered into an agreement with Intergraph Corporation pursuant to which it agreed to perform certain engineering services for Intergraph. On February 10, 1994, DCL, Intergraph and SEE Technologies entered into an agreement which terminated the previous agreement and extinguished any rights or ownership interests of Intergraph in the Visual HDL technology developed by SEE Technologies. In connection with this termination, the Company issued 168,000 shares of common stock to Intergraph.

  To facilitate the relocation of Larry J. Gerhard to Beaverton, Oregon in October 1993, the Company agreed with a third-party real estate firm ("PHH") that PHH would purchase Mr. Gerhard's former residence in Southern California and thereafter undertake to resell such residence. The Company further agreed to reimburse PHH for all expenses and any loss incurred on resale. The residence was sold for $870,000 in August 1995 following a drop in the Southern California housing market and, as a result, in addition to payment of certain carrying costs, the Company issued to PHH a note in the aggregate principal amount of $441,705. The note matures on August 30, 1997 and accrues interest at an annual rate of prime plus 1%. However, the closing of this offering will cause the maturity date of the note to accelerate to ten business days after the closing date. As of June 30, 1996, an aggregate of $268,022 was outstanding under the note. The Company intends to use a portion of the net proceeds of this offering to repay all outstanding indebtedness under the note. See "Use of Proceeds."

  In February 1996, the Company agreed to forgive a loan of approximately $101,000 made to Roger Bitter, an executive officer of the Company, as part of Mr. Bitter's relocation back to the United States. The loan was originally made to Mr. Bitter to repay his prior tax liabilities while residing in Japan. The loan accrued interest at an annual rate of 6% and, prior to forgiveness, was repayable by Mr. Bitter upon demand by the Company. As of the date of forgiveness, the outstanding amount due on the loan was approximately $89,892.

  In September 1995, the Company loaned $87,056 to Zamir Paz, an executive officer of the Company, for the purchase of a primary residence pursuant to a promissory note that bore interest at the annual rate of prime plus 1%. The principal was repaid in October 1995 and the interest was repaid in June 1996.

  Robertson, Stephens & Company LLC ("Robertson, Stephens") is acting as lead underwriter of the offering. For acting in this capacity, Robertson, Stephens will be entitled to receive customary underwriting fees. John Grillos is an employee of Robertson, Stephens and a director of the Company. Certain affiliates of Robertson, Stephens will beneficially own approximately 7.8% of the outstanding Common Stock of the Company upon completion of the offering. See "Underwriting."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock, as of August 31, 1996, and as adjusted to reflect the sale of the shares of Common Stock pursuant to the offering by (a) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each of the Company's directors, (c) each of the Named Executive Officers, (d) each additional Selling Stockholder and (e) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes to the table, (i) the Company believes that the persons named in the table have sole voting and investing power with respect to all shares of Common Stock indicated as being beneficially owned by them and (ii) officers and directors can be contacted at the principal offices of the Company.

                           SHARES BENEFICIALLY
                                  OWNED                        SHARES BENEFICIALLY
                            PRIOR TO OFFERING      NUMBER OF          OWNED
                                   (1)            SHARES BEING AFTER OFFERING (2)
                           -----------------------  OFFERED    -----------------------
NAME OF BENEFICIAL OWNERS    NUMBER     PERCENT     FOR SALE     NUMBER     PERCENT
- -------------------------  ------------ ---------------------- ------------ ----------
DCL Technologies Ltd.
 (3).....................     2,305,680     20.4    250,000       2,055,680     15.4
P.O. Box 544
46105 Herzlia Israel

Robertson, Stephens &
Company (4).............      1,285,655     11.4    250,000       1,035,655      7.8
555 California Street
Suite 2600
San Francisco, CA 94104

Sequoia Capital (5).....      1,171,242     10.3         --       1,171,242      8.8
3000 Sand Hill Road
Building 4, Suite 280
Menlo Park, CA 94025

Stuart Schube (6).......        825,950      7.3    188,429         637,521      4.8
520 Post Oak Boulevard
Houston, TX 77027

STAR Venture Capital            797,659      7.0    240,017         557,642      4.2
 Management GmbH (7).....
9 Possartstr
81679 Munich, Germany

First Century Partners
 (8).....................       768,835      6.8    250,000         518,835      3.9
One Palmer Square
Princeton, NJ 08542

Fiering & Sjolie
 Handelsgesellschaft
 m.b.H. .................       601,320      5.3    100,000         501,320      3.8
A-1180 Wien
Ruhrhofergasse 12
Austria

Larry J. Gerhard (9)....        646,735      5.7     75,000         571,735      4.3
c/o Summit Design, Inc.
9305 S.W. Gemini Drive
Beaverton, OR 97008

C. Albert Koob (10).....         83,000        *      4,000          79,000        *

Zamir Paz (11)..........        601,320      5.3    100,000         501,320      3.8
c/o Summit Design, Inc.
9305 S.W. Gemini Drive
Beaverton, OR 97008

Daniel C. Skilken (12)..        153,860      1.4      6,666         147,194      1.1
D. Gregory Kott (13)....         90,500        *      5,000          85,500        *
Roger A. Bitter (14)....        125,194      1.1     10,000         115,194        *
Eric Benhayoun (15).....         66,500        *      1,000          65,500        *
Amihai Ben-David (16)...      2,305,680     20.4    250,000       2,055,680     15.4
John Grillos (17).......      1,285,655     11.4    250,000       1,035,655      7.8
Fred L. Hanson (18).....         20,000        *         --          20,000        *
Jay B. Morrison (19)....        265,886      2.3     80,000         185,886      1.4
Mark Stevens (20).......      1,171,242     10.3         --       1,171,242      8.8

                           SHARES BENEFICIALLY
                                  OWNED                             SHARES BENEFICIALLY
                            PRIOR TO OFFERING         NUMBER OF            OWNED
                                   (1)               SHARES BEING     AFTER OFFERING (2)
                           -----------------------     OFFERED     ----------------------
NAME OF BENEFICIAL OWNERS     NUMBER      PERCENT      FOR SALE      NUMBER      PERCENT
- -------------------------  -----------  -----------  -----------   -----------  ---------
ADDITIONAL SELLING
 STOCKHOLDERS:
Ilana Achimeir (21).....         27,484        *      9,984          17,500        *
Michael Bragg...........            766        *        766              --       --
Jerome J. Brown.........          7,622        *      7,622              --       --
Charles Burrows.........          2,948        *      2,948              --       --
Copley Partners I, L.P..         18,624        *     18,624              --       --
Crossroads Capital
 Limited Partnership....         37,249        *     37,249              --       --
William Den Beste (22)..          2,948        *      2,948              --       --
Lawrence Evans..........          2,594        *      2,594              --       --
David H. Flaningham.....         78,616        *     78,616              --       --
Norman Green............         19,179        *      1,784          17,395        *
Grenly, Rotenberg,
 Laskowski, Evans &
 Bragg, P.C. ...........          5,896        *      5,896              --       --
Moshe Guy (23)..........         95,000        *     10,000          85,000        *
Elkanon Herzog (24).....         92,500        *      9,850          82,650        *
How & Company...........         27,937        *     27,937              --       --
Intergraph Corporation..        168,000      1.5    168,000              --       --
Jerusalem Pacific
 Ventures (1994) LP.....        265,886      2.3     80,000         185,886      1.4
Charles McIntyre (25)...         24,323        *     24,323              --       --
David Moffenbeier (26)..         49,484        *     10,000          39,484        *
Quality Electronics,
 Inc. ..................        133,329      1.2     20,000         113,329        *
Norman Rickles..........            471        *        471              --       --
ROC Venture Company,
 Ltd. ..................        236,898      2.1     71,069         165,829      1.2
Ilan Regev (27).........         50,000        *     10,000          40,000        *
Stanley Rotenberg.......            707        *        707              --       --
Steve Tsubota...........         40,388        *     10,000          30,388        *
UNCO Ventures, Ltd......        363,863      3.2     28,429         335,434      2.5
Wesbanc Ventures, Ltd...        239,801      2.1    160,000          79,801        *
Kuo Wu (28).............         84,984        *      8,500          76,484        *
All directors and
 executive officers as a
 group (14 persons) (29)      6,857,879     59.2    781,666       6,076,213     44.7

- -------
 *   Represents less than 1% of the total.

 (1) Based on 11,318,704 shares of Common Stock outstanding prior to the offering. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentage of beneficial ownership assume the exercise by only the respective named stockholder of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days.

 (2) Assumes no exercise of the Underwriters' over-allotment option. If such option is exercised in full, RCS III, L.P. would sell an additional 350,000 shares and Robertson, Stephens & Company would then hold 685,655 shares (4.9%); Sequoia Capital Growth Fund would sell 51,700 shares, Sequoia Technology Partners III would sell 3,300 shares and Sequoia Capital would then hold 1,116,242 shares (8.0%); UNCO Ventures, Ltd. would sell an additional 43,946 shares and would then hold 291,488 shares (2.1%), Wesbanc Ventures, Ltd. would sell an additional 13,946 shares and would then hold 65,855 shares (*), and Stuart Schube would then hold 579,629 shares (4.2%); First Century Partnership III would sell an additional 132,108 shares and First Century Partners would then hold 386,727 shares (2.8%); and Roger Bitter would sell an additional 5,000 shares and would then hold 110,194 shares (*).

 (3) Includes 2,275,680 shares held by DCL Holding & Investments in Technology
     (1993) Ltd., a wholly-owned subsidiary of DCL Technologies Ltd., of which 250,000 shares are being sold in the offering. DCL Technologies Ltd. is an Israeli public company, the shares of which are traded on the Tel-Aviv stock exchange. The Company believes that the following shareholders own at least 5% of the outstanding shares of DCL Technologies Ltd.: Comverse Technologies Inc., ISCAL Holdings Ltd., Uri Melamed, Bank Hapoalim, Danbar Ltd. and Amihai Ben-David.
 (4) Includes 172,568 shares held by Bayview Investors, Ltd. and 1,113,087 shares held by RCS III, L.P. RCS III, L.P. is selling 250,000 shares in the offering.
 (5) Includes 68,376 shares held by Sequoia Technology Partners III, 1,071,255 shares held by Sequoia Capital Growth Fund, 20,445 shares held by Sequoia XVI and 11,166 shares held by Sequoia XVII.

 (6) Includes 10,204 shares held by A.G. Edwards & Sons, Inc. as Custodian for Stuart Schube, IRA, 2,599 shares held by Stuart Schube Money Purchase Plan, 184,813 shares held by The Genesis Fund, Ltd., 363,863 shares held by UNCO Ventures, Ltd. and 239,801 shares held by Wesbanc Ventures, Ltd. Wesbanc Ventures, Ltd. is selling 160,000 shares in the offering and UNCO Ventures, Ltd. is selling 28,429 shares. Mr. Schube is a General Partner of The Genesis Fund, Ltd., UNCO Ventures, Ltd. and Wesbanc Ventures, Ltd. and therefore may be deemed to be a beneficial owner of the shares.
     Mr. Schube disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (7) Includes 170,034 shares held by Dandana Ltd., 337,517 shares held by SVE STAR Ventures Enterprises No. 111 GbR ("SVE STAR No. 111 GbR"), 28,237 shares held by SVE STAR Ventures Enterprises No. 111a GbR ("SVE STAR No. 111a GbR"), 148,524 shares held by SVM STAR Ventures Managementgesellschaft mbH NR. 3 & Co. Beteiligungs KG ("SVM STAR mbH NR. 3") and 113,347 shares held by Yozma Venture Capital Ltd. The total number of shares offered for sale includes 51,164 shares to be sold by Dandana Ltd., 34,106 shares to be sold by Yozma Venture Capital Ltd., 101,559 shares to be sold by SVE STAR No. 111 GbR, 8,497 shares to be sold by SVE STAR No. 111a GbR and 44,691 shares to be sold by SVM STAR mbH NR. 3.
 (8) Includes 753,491 shares held by First Century Partnership III and 15,344 shares held by Omega Partners, L.P. First Century Partnership III is selling 250,000 in the offering.

 (9) Includes 65,000 shares held by Smith Barney, custodian for the IRA of Larry J. Gerhard and 10,000 shares held by Smith Barney, custodian for the IRA of Kathleen Gerhard, the spouse of Larry Gerhard, all of which are being sold in the offering.

(10) Includes 75,000 shares issuable upon exercise of options, all of which would be subject to the Company's right of repurchase if issued as of August 31, 1996.

(11) All shares are held by Fiering & Sjolie Handelsgesellschaft m.b.H. Mr. Paz may be deemed to be a beneficial owner of such shares, but disclaims beneficial ownership of such shares.

(12) Includes 34,399 shares subject to the Company's right of repurchase as of August 31, 1996.

(13) Includes 82,500 shares issuable upon exercise of options, of which 42,814 shares would be subject to the Company's right of repurchase if issued as of August 31, 1996.

(14) Includes 36,549 shares subject to the Company's right of repurchase, and 12,000 shares issuable upon exercise of options of which all would be subject to the Company's right of repurchase if issued as of August 31, 1996.

(15) Includes 58,500 shares issuable upon exercise of options, of which 16,625 shares would be subject to the Company's right of repurchase if issued as of August 31, 1996.

(16) Includes 2,275,680 shares held by DCL Holding & Investments in Technology
     (1993) Ltd. and 30,000 shares held by DCL Technologies Ltd. DCL Holding & Investments in Technology (1993) Ltd. is selling 250,000 shares in the offering. Mr. Ben-David is the Chief Executive Officer and Chairman of DCL Technologies Ltd. and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(17) Includes 172,568 shares held by Bayview Investors, Ltd. and 1,113,087 shares held by RCS III, L.P. RCS III, L.P. is selling 250,000 shares in the offering. Robertson, Stephens & Company Private Equity Group, LLC is the general partner of RCS III and Bayview Investors, Ltd. Mr. Grillos has been employed by Robertson, Stephens & Company LLC in its venture capital group and is a limited partner of Bayview Investors, Ltd. As such, Mr. Grillos may be deemed to have or to share investment control over the above shares. Mr. Grillos disclaims any beneficial interest in such shares in excess of his pecuniary interest as an employee of Robertson, Stephens & Company LLC in its venture capital group and as a limited partner of Bayview Investors, Ltd.

(18) Includes 10,000 shares issuable upon exercise of options, all of which would be subject to the Company's right of repurchase if issued as of August 31, 1996.

(19) These shares are owned by Jerusalem Pacific Ventures (1994) L.P., of which Mr. Morrison is affiliated with the General Partner of the fund that manages Jerusalem Pacific Ventures (1994) L.P. and as such may be deemed a beneficial owner of such shares. Mr. Morrison disclaims beneficial ownership of such shares.

(20) Includes 68,376 shares held by Sequoia Technology Partners III, 1,071,255 shares held by Sequoia Capital Growth Fund, 20,445 shares held by Sequoia XVI and 11,166 shares held by Sequoia XVII. Mr. Stevens is a special limited partner of Sequoia Capital Growth Fund and, as such, may be deemed to be a beneficial owner of such shares. Mr. Stevens disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(21) Includes 1,459 shares subject to the Company's right of repurchase and 3,500 shares issuable upon exercise of options, of which 2,261 would be subject to the Company's right of repurchase if issued as of August 31, 1996.

(22) Mr. Den Beste is a former executive officer of the Company and TSSI.

(23) Includes 8,856 shares subject to the Company's right of repurchase as of August 31, 1996.

(24) Includes 8,596 shares subject to the Company's right of repurchase as of August 31, 1996.

(25) Mr. McIntyre is a former executive officer of the Company and TSSI.

(26) Mr. Moffenbeier is a former director of the Company, TSSI and Summit Design (EDA) Ltd.

(27) Includes 2,917 shares subject to the Company's right of repurchase and 12,000 shares issuable upon excercise of options, of which 7,751 would be subject to the Company's right of repurchase if issued as of August 31, 1996.


(28) Includes 10,944 shares subject to the Company's right of repurchase as of August 31, 1996.

(29) Includes 70,948 shares subject to the Company's right of repurchase and 268,500 shares issuable upon exercise of options, of which 184,649 would be subject to the Company's right of repurchase if issued as of August 31, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of this offering, the authorized capital stock of the Company will consist of 30,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

  As of August 31, 1996, there were 11,318,704 shares of Common Stock outstanding (after giving effect to the conversion of all outstanding Preferred Stock) held of record by 180 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Subject to preferences that may be applicable to any Preferred Stock which may be outstanding, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

  Upon the closing of this offering, 5,000,000 shares of undesignated Preferred Stock will be authorized and no shares will be outstanding. The Board of Directors will have the authority to issue the shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series without any further vote or action by the stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock or the likelihood that such holders will receive dividend payments or payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  After this offering, the holders of approximately 8,366,314 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of an agreement between the Company and such holders, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other securityholders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein; provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. In addition, the securityholders benefiting from these rights may require the Company, beginning six months after the date of this Prospectus, on not more than two occasions to file a registration statement under the Securities Act with respect to such shares, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, holders of a specified percentage of shares may require the Company to file a registration statement on Form S-3 to register all or a portion of their shares when such form becomes available to the Company, subject to certain conditions and limitations. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable and could have an adverse effect on the market price for the Company's Common Stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), which prohibits a publicly held Delaware corporation from engaging in any "business combination" with an "interested stockholder" for three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

  Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholders. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation's voting stock.

  The Company's Restated Certificate, which will become effective upon consummation of this offering, will require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors or a committee of the Board. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The First National Bank of Boston has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, based on the number of shares outstanding as of August 31, 1996, the Company will have outstanding an aggregate of 13,318,704 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 4,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 9,318,704 shares of Common Stock held by existing stockholders are "restricted" securities within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

  Beginning 90 days after the effective date of the Registration Statement, approximately 124,400 shares of Common Stock will be eligible for sale pursuant to Rule 701 under the Securities Act ("Rule 701"). Upon the expiration of lock-up agreements between certain of the Company's stockholders and the Underwriters (the "Lock-up Agreements"), beginning 181 days after the effective date of the Registration Statement (the "Registration Statement") of which this Prospectus forms a part, 7,664,158 shares will be eligible for sale pursuant to Rule 701 and Rule 144, subject in certain cases to the volume, manner of sale and notice requirements of Rule 144. In addition, pursuant to lock-up provisions set forth in stock purchase agreements executed in connection with the Reorganization, the Investors' Rights Agreement, as amended, and under the Company's incentive stock option plan (the "Stand-Off Agreements"), an additional 297,435 shares will become eligible for sale pursuant to Rule 701 and Rule 144 beginning 181 days after the effective date of the Registration Statement. The remaining 1,232,711 shares outstanding will become eligible for sale from time to time more than 181 days after the effective date of the Registration Statement as the Company's rights to repurchase such shares expire.

  In addition to the foregoing, as of August 31, 1996, there were outstanding options to purchase an aggregate of 881,013 shares of Common Stock. If such options are exercised, 516,612 shares will be eligible for sale upon expiration of the lock-up provisions contained in the Stand-Off Agreements beginning 181 days after the effective date of the Registration Statement. The Company has agreed not to release shares from the lock-up provisions of the Stand-Off Agreements without the prior written consent of the representatives of the Underwriters.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years but less than three years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 13,319 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. In general, under Rule 701 under the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.

  The Company intends to file a Form S-8 registration statement under the Securities Act as soon as practicable after consummation of the offering to register the issuance of shares of Common Stock reserved for issuance upon exercise of options granted under its stock option and stock purchase plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject to compliance with the contractual provisions described above. Such registration statement will become effective immediately upon filing.

  After this offering, the holders of approximately 8,366,314 shares are entitled to certain registration rights with respect to such shares. If such registration rights are exercised, the shares can be sold without any holding period or sales volume limitation. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration the shares held by such holders pursuant to the exercise of their registration rights, such sales might have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock--Registration Rights of Certain Holders."

  Prior to this offering, there has been no public market for the Common Stock of the Company and no predictions can be made as to the effect, if any, that market sales of shares of Common Stock prevailing from time to time may have on the market price of the Common Stock. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market may adversely affect the market price of the Common Stock offered hereby and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC and Needham & Company, Inc. (the "Representatives"), have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the numbers of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                       NUMBER
        UNDERWRITER                                                   OF SHARES
        -----------                                                   ---------
Robertson, Stephens & Company LLC....................................
Needham & Company, Inc...............................................




                                                                      ---------
    Total............................................................ 4,000,000
                                                                      =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not
in excess of $    per share, of which $    may be reallowed to other dealers.
After the initial public offering, the offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  Certain Selling Stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock, at the same price per share as the Company and Selling Stockholders will receive for the 4,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 4,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 4,000,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

  Each officer and director of the Company, and certain other persons that beneficially own or have dispositive power over substantially all of the shares of the Company's Common Stock, have agreed with the Representatives for a period of 180 days after the effective date of the Registration Statement (the "Lock-Up Period"), subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC. Robertson, Stephens & Company LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Pursuant to pre-existing agreements, substantially all other holders of Common Stock and options to purchase Common Stock have agreed not to sell such shares or shares issuable upon the exercise of options for at least 180 days after the effective date of the Registration Statement without the prior written consent of the Company. In addition, the Company has agreed that during the Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company LLC, subject to certain exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sales of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options and the Company's issuance of options and stock under the 1994 Plan, the 1996 Purchase Plan and Director Plan.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock is being determined through negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors considered in such negotiations are prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

  The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  Certain venture funds affiliated with Robertson, Stephens & Company LLC beneficially owned 1,285,655 shares of the Company's Common Stock as of August 31, 1996. See "Management," "Certain Transactions" and "Principal and Selling Stockholders." In view of this relationship, the offering is being made in accordance with Schedule E of the By-Laws of the National Association of Securities Dealers, Inc., which provides, among other things, that the price of the Common Stock can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Needham & Company, Inc. is serving in such role and will recommend the maximum public offering price of the Common Stock. Needham & Company, Inc. has also participated in the preparation of the Registration Statement of which this Prospectus is a part and has performed due diligence with respect thereto.

  John Grillos, a director of the Company, is employed by Robertson, Stephens & Company LLC in its venture capital group.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. As of August 31, 1996, certain members and investment partnerships of Wilson Sonsini Goodrich & Rosati, P.C., beneficially owned an aggregate of 11,229 shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company as of December 31, 1994 and December 31, 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, which includes explanatory paragraphs with respect to a change in accounting method related to accounting for income taxes and restatements of the 1993 and 1994 financial statements, given on the authority of said firm as experts in auditing and accounting.

  On February 9, 1996, Coopers & Lybrand L.L.P. was engaged as the principal independent accountants for the Company and its subsidiaries, replacing KPMG Peat Marwick LLP ("KPMG"), which was dismissed in January, 1996. The change was approved by the audit committee of the Company's Board of Directors. In connection with the audits of the two fiscal years in the period ended December 31, 1995 and through the interim period ended January 31, 1996, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG's satisfaction would have caused them to make reference to the matter in their report. The audit reports of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 1993 and 1994 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty or audit scope. The audit report for the year ended December 31, 1993 was modified for the change in accounting method related to SFAS No. 109, "Accounting for Income Taxes." The audit report for the year ended December 31, 1994 was modified to include a discussion on the restatement of the Company's 1993 financial statements for the timing of when certain expenses were recognized in the financial statements. During the audit period ended December 31, 1994, and through the interim period ended January 31, 1996 there have been no reportable events.

  During the two fiscal years ended December 31, 1995, and through the interim period ended February 8, 1996, the Company had not consulted with Coopers & Lybrand L.L.P. on items which concerned the subject matter of a disagreement or reportable event with the former auditor.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedule filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. A copy of the Registration Statement, and the exhibits and schedule thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                              SUMMIT DESIGN, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30,
 1996 (unaudited)......................................................... F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1993, 1994 and 1995 and for the Six Months Ended June 30, 1995 and 1996
 (unaudited).............................................................. F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1993, 1994 and 1995 and for the Six Months Ended June 30,
 1996 (unaudited)......................................................... F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1993, 1994 and 1995 and for the Six Months Ended June 30, 1995 and 1996
 (unaudited).............................................................. F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Summit Design, Inc.

  We have audited the accompanying consolidated balance sheets of Summit Design, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Design, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the results of their consolidated operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As discussed in Note 9 of Notes to Consolidated Financial Statements, effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

  As discussed in Note 2 of Notes to Consolidated Financial Statements, the 1993 and 1994 financial statements have been restated.

                                          Coopers & Lybrand L.L.P.

Portland, Oregon
June 18, 1996

                              SUMMIT DESIGN, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                       JUNE 30,
                                                                         1996
                                         DECEMBER 31,                  UNAUDITED
                                       ------------------   JUNE 30,   PRO FORMA
                                         1994      1995       1996     (NOTE 1)
                                       --------  --------  ----------- ---------
                                                           (UNAUDITED)
               ASSETS
Current assets:
  Cash and cash equivalents..........  $  1,193  $    592   $  3,181
  Accounts receivable, less allowance
   for doubtful accounts of $355,
   $455 and $432.....................     4,144     5,521      3,159
  Prepaid expenses and other.........       324       319        395
                                       --------  --------   --------
    Total current assets.............     5,661     6,432      6,735
Furniture and equipment, net.........     1,449     1,790      1,724
Deposits and other assets............       926       681        828
                                       --------  --------   --------
    Total assets.....................  $  8,036  $  8,903   $  9,287
                                       ========  ========   ========
             LIABILITIES
Current liabilities:
  Note payable to bank...............  $  1,516  $  1,000   $    --
  Long-term debt, current portion....       411       854        844
  Capital lease obligation, current
   portion...........................       239       191        130
  Accounts payable...................     1,347       994        772
  Accrued liabilities................     1,496     2,247      2,279
  Deferred revenue...................     1,096     1,676      2,774
                                       --------  --------   --------
    Total current liabilities........     6,105     6,962      6,799
Long-term debt, less current
 portion.............................        60     1,065        924
Capital lease obligations, less
 current portion.....................       193       151        119
Deferred revenue, less current
 portion.............................       283        83        250
Other long-term liabilities..........       100        50        --
                                       --------  --------   --------
    Total liabilities................     6,741     8,311      8,092
                                       --------  --------   --------
Commitments and contingencies (Notes
 6 and 11)
        STOCKHOLDERS' EQUITY
Convertible preferred stock, $.01 par
 value. Authorized 9,334 shares in
 1995 and 1996 and 5,000 shares pro
 forma; issued and outstanding: 8,599
 shares in 1994, 9,103 shares in 1995
 and 1996, and no shares pro forma;
 aggregate liquidation preference of
 $19,315 at December 31, 1995........        86        91         91
Common stock, $.01 par value.
 Authorized 20,000 shares in 1995 and
 1996 and 30,000 shares pro forma;
 issued and outstanding 1,969 shares
 in 1994, 1,887 shares in 1995, 2,215
 shares in 1996 and 11,319 shares pro
 forma; liquidation preference of
 $189 at December 31, 1995 ..........        20        19         22   $    113
Additional paid-in capital...........    12,993    15,437     15,550     15,550
Accumulated deficit..................   (11,804)  (14,955)   (14,468)   (14,468)
                                       --------  --------   --------   --------
    Total stockholders' equity.......     1,295       592      1,195   $  1,195
                                       --------  --------   --------   ========
    Total liabilities and
     stockholders' equity............  $  8,036  $  8,903   $  9,287
                                       ========  ========   ========

     The accompanying notes are integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                 SIX MONTHS
                                                                   ENDED
                                    YEAR ENDED DECEMBER 31,       JUNE 30,
                                    -------------------------  ---------------
                                     1993     1994     1995     1995     1996
                                    -------  -------  -------  -------  ------
                                                                (UNAUDITED)
Revenue:
  Product licenses................  $ 4,693  $ 9,143  $10,383  $ 3,669  $7,191
  Maintenance and services........    2,547    2,323    2,637    1,202   1,895
  Other...........................      --     1,516    1,050      950     284
                                    -------  -------  -------  -------  ------
    Total revenue.................    7,240   12,982   14,070    5,821   9,370
Cost of revenue:
  Product licenses................      440      681      651      347     278
  Maintenance and services........      330      390      400      210     211
                                    -------  -------  -------  -------  ------
    Total cost of revenue.........      770    1,071    1,051      557     489
                                    -------  -------  -------  -------  ------
Gross profit......................    6,470   11,911   13,019    5,264   8,881
Operating expenses:
  Research and development........    2,381    4,632    5,113    2,626   2,619
  Sales and marketing.............    3,673    5,867    7,370    3,757   4,138
  General and administrative......    1,919    2,309    3,112    1,653   1,373
  In-process technology...........      --       647      --       --      --
                                    -------  -------  -------  -------  ------
    Total operating expenses......    7,973   13,455   15,595    8,036   8,130
                                    -------  -------  -------  -------  ------
Income (loss) from operations.....   (1,503)  (1,544)  (2,576)  (2,772)    751
Other income (expense), net.......     (119)    (100)    (176)    (101)    (55)
                                    -------  -------  -------  -------  ------
Income (loss) before income
 taxes............................   (1,622)  (1,644)  (2,752)  (2,873)    696
Income tax provision..............      --       402      399      173     209
                                    -------  -------  -------  -------  ------
Net income (loss).................  $(1,622) $(2,046) $(3,151) $(3,046) $  487
                                    =======  =======  =======  =======  ======
Pro forma net income (loss) per
 share............................  $ (0.14) $ (0.17) $ (0.26) $ (0.26) $ 0.04
                                    =======  =======  =======  =======  ======
Pro forma number of shares used in
 per share calculation............   11,569   11,870   11,900   11,890  11,979

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended December 31, 1993, 1994 and 1995,

            and the six months ended June 30, 1996 (unaudited)
                         (In thousands, except shares)

                             CONVERTIBLE                                                   NOTE
                           PREFERRED STOCK       COMMON STOCK    ADDITIONAL             RECEIVABLE      TOTAL
                          -------------------  -----------------  PAID-IN   ACCUMULATED    FROM     STOCKHOLDERS'
                            SHARES    AMOUNT    SHARES    AMOUNT  CAPITAL     DEFICIT   STOCKHOLDER    EQUITY
                          ----------  -------  ---------  ------ ---------- ----------- ----------- -------------
BALANCE, DECEMBER 31,
 1992 ..................   4,840,894  $ 6,878  1,170,970   $ 80   $   --     $ (8,136)     $ --        $(1,178)
Issuance of Series D
 preferred stock net of
 issuance costs.........     800,000    1,181        --     --        --          --         --          1,181
Conversion of bridge
 loan into preferred
 stock..................     200,000      300        --     --        --          --         --            300
Issuance of common
 stock..................         --       --     750,000      8       --          --          (7)            1
Issuance of common stock
 under stock option
 plan...................         --       --     128,807     14       --          --         --             14
Net loss................         --       --         --     --        --       (1,622)       --         (1,622)
                          ----------  -------  ---------   ----   -------    --------      -----       -------
BALANCE, DECEMBER 31,
 1993...................   5,840,894    8,359  2,049,777    102        --      (9,758)        (7)       (1,304)
Recapitalization........  (1,806,973)  (8,319)  (841,061)   (89)    8,408         --         --            --
Issuance of Series A
 preferred stock in
 merger.................   3,367,000       34        --     --      1,077         --         --          1,111
Conversion of Series C
 Debentures into Series
 C preferred stock......     375,000        4        --     --        371         --         --            375
Issuance of Series D
 preferred stock, net of
 issuance costs.........     823,091        8        --     --      3,079         --         --          3,087
Payments from
 stockholder............         --       --         --     --        --          --           7             7
Issuance of common
 stock..................         --       --     188,048      1         4         --         --              5
Exercise of warrants....         --       --      47,174      1       --          --         --              1
Repurchase of common
 stock..................         --       --      (3,898)   --         (1)        --         --             (1)
Issuance of common stock
 under stock option
 plan...................         --       --     528,550      5        55         --         --             60
Net loss................         --       --         --     --        --       (2,046)       --         (2,046)
                          ----------  -------  ---------   ----   -------    --------      -----       -------
BALANCE, DECEMBER 31,
 1994...................   8,599,012       86  1,968,590     20    12,993     (11,804)       --          1,295
Issuance of Series E
 preferred stock........     600,000        6        --     --      2,575         --         --          2,581
Repurchase of Series C
 preferred stock........     (65,000)      (1)       --     --        (64)        --         --            (65)
Repurchase of Series D
 preferred stock........     (30,666)     --         --     --       (115)        --         --           (115)
Issuance of common stock
 under stock option
 plan...................         --       --      71,757      1        49         --         --             50
Repurchase of common
 stock..................         --       --    (153,705)    (2)       (1)        --         --             (3)
Net loss................         --       --         --     --        --       (3,151)       --         (3,151)
                          ----------  -------  ---------   ----   -------    --------      -----       -------
BALANCE, DECEMBER 31,
 1995...................   9,103,346       91  1,886,642     19    15,437     (14,955)       --            592
Issuance of common stock
 under stock option plan
 and other..............         --       --     341,230      3       115         --         --            118
Repurchase of common
 stock..................         --       --     (12,551)   --         (2)        --         --             (2)
Net income..............         --       --         --     --        --          487        --            487
                          ----------  -------  ---------   ----   -------    --------      -----       -------
BALANCE, JUNE 30, 1996
 (UNAUDITED)............   9,103,346  $    91  2,215,321   $ 22   $15,550    $(14,468)     $ --        $ 1,195
                          ==========  =======  =========   ====   =======    ========      =====       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                 SIX MONTHS
                                                                    ENDED
                                    YEAR ENDED DECEMBER 31,       JUNE 30,
                                    -------------------------  ----------------
                                     1993     1994     1995     1995     1996
                                    -------  -------  -------  -------  -------
                                                                 (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss)...............  $(1,622) $(2,046) $(3,151) $(3,046) $   487
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
    Depreciation..................      197      457      588      430      413
    (Gain) loss on disposal of
     assets.......................      150       15       (1)     --       --
    Gain on sale of subsidiary....      (72)     --       --       --       --
    In-process technology.........      --       647      --       --       --
    Changes in assets and
     liabilities:
      Accounts receivable.........      385   (2,599)  (1,377)   1,087    2,362
      Prepaid expenses and other..       38     (230)       6       16      (76)
      Accounts payable............      (97)     787     (353)    (847)    (222)
      Accrued liabilities.........      311       (2)     751      781       32
      Deferred revenue............      183      357      380      183    1,265
      Other, net..................     (146)     (14)     195      (91)    (123)
                                    -------  -------  -------  -------  -------
        Net cash provided by (used
         in) operating
         activities...............     (673)  (2,628)  (2,962)  (1,487)   4,138
                                    -------  -------  -------  -------  -------
Cash flows from investing
 activities:
  Additions to furniture and
   equipment......................      (62)    (937)    (773)    (281)    (300)
  Cash acquired in merger.........      --       212      --       --       --
  Cash included in sale of
   subsidiary.....................      (67)     --       --       --       --
  Investment in joint venture.....      --       --       --       --      (100)
  Proceeds on asset dispositions..      --       173       15      --         2
                                    -------  -------  -------  -------  -------
        Net cash used in investing
         activities...............     (129)    (552)    (758)    (281)    (398)
                                    -------  -------  -------  -------  -------
Cash flows from financing
 activities:
  Issuance of preferred stock.....    1,181    3,087    2,581      --       --
  Issuance of common stock........       15       72       50       12      118
  Proceeds from notes payable and
   long-term debt.................      --     1,052    3,260    2,331       53
  Repurchase of preferred stock...      --       --      (180)    (100)     --
  Repurchase of common stock......      --       --        (3)      (3)      (2)
  Principal payments of debt
   obligations....................     (120)     (67)  (2,329)    (687)  (1,204)
  Principal payments of capital
   lease obligations..............     (112)    (200)    (260)     (97)    (116)
                                    -------  -------  -------  -------  -------
        Net cash provided by (used
         in) financing
         activities...............      964    3,944    3,119    1,456   (1,151)
                                    -------  -------  -------  -------  -------
        Increase (decrease) in
         cash and cash
         equivalents..............      162      764     (601)    (312)   2,589
Cash and cash equivalents,
 beginning of period..............      267      429    1,193    1,193      592
                                    -------  -------  -------  -------  -------
Cash and cash equivalents, end of
 period...........................  $   429  $ 1,193  $   592  $   881  $ 3,181
                                    =======  =======  =======  =======  =======
Supplemental disclosure of cash
 flow information:
  Cash paid during the period for:
    Interest......................  $   109  $   144  $   195  $    70  $    82
    Income taxes..................  $     3  $     3  $     1  $    12  $     1
Supplemental disclosure of noncash
 investing and financing
 activities:
  Equipment acquired under capital
   leases.........................  $   292  $   232  $   170  $   --   $    23
  Net assets acquired in merger...  $   --   $ 1,111  $   --   $   --   $   --
  Conversion of debt to preferred
   stock..........................  $   300  $   375  $   --   $   --   $   --
  Note received in sale of
   subsidiary.....................  $   586  $   --   $   --   $   --   $   --

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 is unaudited)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Summit Design, Inc. (Summit or the Company) is a provider of graphical design entry and verification software tools and design to test software tools. North American sales are principally made by the Company's direct sales force. Sales in Europe and Asia are primarily made through distributors. Approximately 42% and 47.2% of the Company's revenue for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, were attributable to sales made through distributors.

  The Company produces two main product lines--SLDA and Design to Test. Each of these product lines contributed approximately 50% to the Company's revenue in 1995.

  Summit Design (EDA) Ltd., a wholly-owned subsidiary of the Company (formerly SEE Technologies Software Environment for Engineers Ltd., hereafter SEE Technologies), provides product research and development as well as sales and support of certain product lines.

  Summit Design, Inc. is headquartered in Beaverton, Oregon. Summit Design
(EDA) Ltd. is located in Herzlia, Israel, near Tel Aviv.

  The following is a summary of the Company's significant accounting policies:

 Basis of Consolidation

  The 1994, 1995 and 1996 consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Test System Strategies, Inc. (TSSI) and Summit Design (EDA) Ltd. The 1993 consolidated financial statements include the accounts of TSSI and its wholly-owned subsidiary, TSSI-Japan, which was sold in December 1993. Upon consolidation, all intercompany accounts, transactions and profits have been eliminated.

  The Company was formed to accomplish the recapitalization and merger of TSSI and SEE Technologies (the Reorganization). Under the terms of the merger agreement which was effective January 1, 1994, all outstanding shares of stock of TSSI and SEE Technologies were exchanged for approximately 60% and 40% ownership in the Company, respectively. The Series A, B, C and D preferred stockholders of TSSI received Summit Series B preferred stock at conversion rates of .5896815 or 1.179363, resulting in 4,033,921 shares of Summit Series B preferred being issued. Approximately 2 million outstanding shares of TSSI common stock were converted at the rate of one share of TSSI common stock into
 .5896815 shares of Summit common stock. The stockholders of SEE Technologies received Summit Series A preferred stock totaling 3,367,000 shares. The acquisition was accounted for under the purchase method of accounting with the Company acquiring SEE Technologies for approximately $1.1 million. The operations of SEE Technologies have been included commencing January 1, 1994.

                              SUMMIT DESIGN, INC.

  The approximate fair value of assets and liabilities acquired at the date of merger are as follows (in thousands):

       Cash............................................................. $  212
       Accounts receivable..............................................    178
       Prepaids and other assets........................................    663
       Inventories......................................................     12
       Marketable securities............................................    101
       Furniture and equipment..........................................    150
       In-process technology............................................    647
       Accrued and other liabilities....................................   (504)
       Chief Scientist grant............................................   (348)
                                                                         ------
                                                                         $1,111
                                                                         ======

  The amount allocated to in-process technology was determined based upon known valuation techniques in the high technology industry. The technological feasibility of in-process technology had not been established and had no alternative future use at the time of merger. Accordingly, the entire amount of approximately $647,000 was charged to operations in the first quarter of 1994.

 Revenue Recognition

  Product licenses revenue is derived from the sale of products to distributors and end-users. Revenue from the sale of product licenses is recognized upon delivery of the product if remaining vendor obligations are insignificant and collection of the resulting receivable is probable. The Company provides a ninety-day warranty on certain products. Estimated sales returns and provisions for insignificant vendor obligations and estimated warranty costs are recorded upon delivery of the product.

  Maintenance and services revenue includes software maintenance and other service revenue, primarily from training. Software maintenance revenue is deferred and recognized ratably over the life of the maintenance contract. Other service revenue is recognized as the related service is performed.

  Fees received for granting distribution rights are deferred and recognized ratably over the term of the distribution agreement.

 Research and Development Costs

  Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general resale to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

 Cash Equivalents

  The Company considers all highly liquid debt instruments with a remaining maturity of three months or less when purchased to be cash equivalents.

 Furniture and Equipment

  Furniture and equipment, consisting primarily of computer equipment and office furniture, are stated at cost, net of related depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is

                              SUMMIT DESIGN, INC.

computed using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Amortization of equipment under capital leases is provided using the straight-line method over the shorter of the related lease terms or economic life of the leased assets. Upon disposal of an asset subject to depreciation, the cost and related accumulated depreciation are removed from the accounts and resulting gains and losses are reflected in operations.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of change. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts expected to be realized.

 Concentration of Credit Risk

  The Company sells its products primarily to commercial end-users across many industries directly and through independent and affiliated distributors in North America, Europe and Asia. The Company's end-user customers include companies in a wide range of industries, including semiconductor devices, semiconductor test equipment, telecommunications, computer/peripherals, consumer electronics, aerospace/defense and other electronics entities. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains allowances for potential losses, and such losses have been within management's expectations.

  At December 31, 1995, substantially all of the Company's cash and cash equivalents are invested in interest-bearing deposits with a major bank.

 Foreign Currency Translation

  The Company's subsidiary in Israel uses the U.S. dollar as its functional currency for financial reporting purposes. The Company's sales to foreign distributors and customers are denominated in U.S. dollars.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Disclosure of Fair Value of Financial Instruments

  The carrying amount of financial instruments including cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities approximated fair value as of December 31, 1995 because of the relatively short maturity of these instruments. The carrying value of note payable and long-term debt approximated fair value as of December 31, 1995, based upon the interest rates available for the same or similar loans.

                              SUMMIT DESIGN, INC.

 Pro Forma

  Upon the closing of an initial public offering of the Company's common stock, all convertible preferred stock outstanding will convert into an aggregate of 9,103,346 shares of common stock. The unaudited pro forma stockholders' equity at June 30, 1996, is adjusted for the conversion of the convertible preferred stock outstanding at June 30, 1996, as disclosed on the face of the consolidated balance sheets.

 Computation of Net Income (Loss) Per Share

  Historical net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options are excluded from the computation when their effect is antidilutive, except that, pursuant to the Securities Exchange Commission Staff Accounting Bulletins, common and common equivalent shares, issued at prices below the anticipated public offering price during the twelve months immediately preceding the initial filing date of the Company's initial public offering, have been included as if they were outstanding for all periods presented using the treasury stock method and the assumed initial public offering price of $8.00. Pro forma net income (loss) per share includes common shares issuable upon the conversion of the outstanding preferred stock (using the if-converted method) as if they were outstanding for all periods ending prior to the Company's initial public offering.

  The historical net income (loss) per share of the Company and the shares used in the calculation of historical net income (loss) per share are as follows (shares in thousands):

                                                   YEAR ENDED         SIX MONTHS
                                                  DECEMBER 31,          ENDED
                                              ----------------------   JUNE 30,
                                               1993    1994    1995      1996
                                              ------  ------  ------  ----------
Net income (loss) per share.................. $(1.05) $(1.11) $(1.68)   $ 0.04
                                              ======  ======  ======    ======
Shares used in per share calculation.........  1,542   1,842   1,873    11,970

 Interim Financial Data (Unaudited)

  The consolidated financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited; however, these financial statements have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows in accordance with generally accepted accounting principles. Results of the interim periods are not necessarily indicative of results for the entire year.

 Accounting for Stock Options

  During October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS 123) which established a fair value based method of accounting for stock based compensation plans. While the Company is studying the impact of the pronouncement, it continues to account for employee stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123 will be effective for fiscal years beginning after December 15, 1995.

2. RESTATEMENT:

  The Company has restated its 1993 and 1994 financial statements to charge software development costs incurred prior to technological feasibility to research and development expense. The 1994 financial statements have also been restated to adjust for misstatements of 1994 distribution rights fees and depreciation expense.

                              SUMMIT DESIGN, INC.

The effect of these restatements was to increase net loss and pro forma per share net loss by $738,000 and $0.07 in 1993 and $2,030,000 and $0.18 in 1994,
respectively. The increase in 1993 net loss is comprised of $738,000 related to software development costs. The increase in 1994 net loss is comprised of $1,265,000, $483,000 and $282,000 related to software development costs, distribution rights fees and depreciation, respectively.

3. FURNITURE AND EQUIPMENT:

  Furniture and equipment consists of the following (in thousands):

                                                     DECEMBER 31,
                                                    ----------------  JUNE 30,
                                                     1994     1995      1996
                                                    -------  -------  --------
Office furniture and equipment..................... $   262  $   261  $   180
Computer equipment.................................   1,415    1,969    2,306
Leasehold improvements.............................      35       38       38
Vehicles...........................................      39       14       14
Capital leases.....................................     711      682      705
                                                    -------  -------  -------
                                                      2,462    2,964    3,243
Less accumulated depreciation and amortization.....  (1,013)  (1,174)  (1,519)
                                                    -------  -------  -------
                                                    $ 1,449  $ 1,790  $ 1,724
                                                    =======  =======  =======

4. NOTE PAYABLE TO BANK:

  The Company has available a $2 million line of credit with U.S. National Bank of Oregon, which matures April 30, 1997 and is collateralized by accounts receivable, inventory, chattel paper, general intangibles, patents, trademarks, copyrights and products and proceeds of the foregoing. Maximum borrowings under the line shall not exceed 75% of eligible accounts receivable. Interest on the unpaid balance accrues at a rate that ranges from prime plus 1.25% to prime plus 2.0%, depending on the debt to tangible net worth ratio maintained by the Company, and is payable monthly. Prime at December 31, 1995 was 8.25%. At December 31, 1995, approximately $1 million was outstanding under the Company's line of credit. There was no amount outstanding at June 30, 1996.

  The line of credit agreement contains financial covenants, including covenants relating to the ratio of current assets to current liabilities, working capital, net worth, the ratio of debt to net worth and dividend restrictions.

5. ACCRUED LIABILITIES:

  Accrued liabilities consist of the following (in thousands):

                                                          DECEMBER 31,
                                                          ------------- JUNE 30,
                                                           1994   1995    1996
                                                          ------ ------ --------
Commissions payable...................................... $  194 $  340  $  120
Payroll and related benefits.............................    722  1,384   1,315
Accrued management relocation costs......................    400     47      60
Accounting and legal.....................................    --      80     161
Sales and state income taxes payable.....................     84     42       5
Other....................................................     96    354     618
                                                          ------ ------  ------
                                                          $1,496 $2,247  $2,279
                                                          ====== ======  ======

                              SUMMIT DESIGN, INC.

6. LEASES:

  The Company is obligated under capital leases for equipment that expire at various dates during the next five years. The leased assets are included in equipment at a capitalized amount of $682,000 at December 31, 1995. Related accumulated amortization of $398,000 at December 31, 1995, is included in accumulated depreciation and amortization.

  The Company has entered into a noncancelable operating lease for the use of a building. Rental expense was approximately $179,000, $193,000, $261,000, $132,000 and $151,000 for the three years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996. In addition, Summit Design (EDA) Ltd. entered into a sublease with a related party for its premises. The lease expires in 1997. Annual rental is contingent on the Israeli consumer price index and is approximately $165,000 annually.

  Future minimum lease payments under these operating leases and capital leases for the years ending December 31 are as follows (in thousands):

                                                              CAPITAL OPERATING
                                                              LEASES   LEASES
                                                              ------- ---------
1996........................................................   $ 208   $  454
1997........................................................      65      347
1998........................................................      48      324
1999........................................................      48      344
                                                               -----   ------
  Total minimum lease payments..............................     369   $1,469
                                                                       ======
Less amount representing interest (at rates ranging from 5%
 to 15%)....................................................     (27)
                                                               -----
  Present value of minimum capital lease payments...........     342
Less current installments of obligations under capital lease
 payments...................................................    (191)
                                                               -----
  Obligations under capital leases, excluding current
   installments.............................................   $ 151
                                                               =====

7. LONG-TERM DEBT:

  Long-term debt consists of the following (in thousands):

                                                           DECEMBER 31,
                                                           ------------ JUNE 30,
                                                           1994   1995    1996
                                                           ----- ------ --------
Equipment note, payable in monthly installments of $14
 plus interest at prime plus 1% (9.25% at December 31,
 1995), collateralized by the equipment financed, due
 June 1998...............................................  $ --  $  381  $  309
Note payable to a corporation, payable in monthly
 installments of $19 plus interest at the prime rate plus
 1% (9.25% at December 31, 1995), due September 1997.....    --     391     268
Marketing grant payable to the Israeli government........     60    298     351
Chief Scientist grant payable to the Israeli government..    348    849     840
Other....................................................     63    --      --
                                                           ----- ------  ------
                                                             471  1,919   1,768
Current portion..........................................    411    854     844
                                                           ----- ------  ------
Noncurrent portion.......................................  $  60 $1,065  $  924
                                                           ===== ======  ======

                              SUMMIT DESIGN, INC.

  The Chief Scientist grant represents research and development funding of approximately $232,000 in 1993 and $608,000 in 1995 received from the Israeli government which is to be repaid at the rate of 3% to 5% of the sale of Visual HDL for VHDL until 150% and 100% of the 1993 and 1995 grants, respectively, are repaid in full. The 1993 grant is reflected at 150% of the original grant received. The Company has entered into an agreement with the Israeli government whereby the amount under the 1995 grant will be unconditionally repaid no later than July 31, 2000.

  The Company received a Marketing Fund grant of $379,000 from the Israeli Ministry of Industry and Trade through June 30, 1996. This grant is to be repaid at the rate of 3% of the increase in export sales of all Israeli products over the base year until repaid.

  Future principal payments of debt outstanding for the years ending December 31 are as follows (in thousands):

       1996.............................................................. $  854
       1997..............................................................    638
       1998..............................................................    230
       1999..............................................................    197
                                                                          ------
                                                                          $1,919
                                                                          ======

8. STOCKHOLDERS' EQUITY:

 Preferred Stock

  Preferred stock is summarized as follows (dollar amounts in thousands):

                                                       DECEMBER 31,    JUNE 30,
                                                       --------------  --------
                                                        1994    1995     1996
                                                       ------  ------  --------
Series A -- $.01 par; 3,367,000 shares authorized,
 issued and outstanding; liquidation preference of
 $4,411 at December 31, 1995.........................  $   34  $   34    $34
Series B -- $.01 par; 4,033,949 shares authorized and
 4,033,921 shares issued and outstanding; liquidation
 preference of $7,584 at December 31, 1995...........      40      40     40
Series C -- $.01 par; 400,000 shares authorized,
 375,000 shares in 1994 and 310,000 shares in 1995
 and 1996 issued and outstanding; liquidation
 preference of $310 at December 31, 1995.............       4       3      3
Series D -- $.01 par; 933,334 shares authorized,
 823,091 shares in 1994 and 792,425 shares issued and
 outstanding in 1995 and 1996; liquidation preference
 of $2,972 at December 31, 1995......................       8       8      8
Series E -- $.01 par; 600,000 shares authorized,
 issued and outstanding; liquidation preference of
 $4,038 at December 31, 1995.........................     --        6      6
                                                       ------  ------    ---
                                                       $   86  $   91    $91
                                                       ======  ======    ===

  Each share of preferred stock has voting rights and is convertible (subject to anti-dilutive adjustments in certain circumstances) into one share of common stock at the option of the holder, or automatically upon the sale of the Company's common stock pursuant to a public offering with aggregate net cash proceeds to the Company of at least $10 million and a price to the public of at least $5.50 per share.

                              SUMMIT DESIGN, INC.

  In the event of a liquidation, which includes a merger or sale of substantially all of the Company's assets, the holders of Series E preferred stock receive preference in the amount of $6.73 per share, plus all declared but unpaid dividends, over all other outstanding shares of stock. Holders of Series D preferred stock have a liquidation priority over holders of Series A-C preferred stock up to a liquidation preference of $3.75, plus all declared but unpaid dividends. Holders of Series A and Series B preferred stock, treated as one class, have a liquidation priority over holders of Series C preferred stock and common stock up to a liquidation preference of $1.31 and $1.88 per share, respectively, plus all declared but unpaid dividends. Holders of Series C preferred stock have liquidation priority over holders of common stock up to a liquidation priority of $1.00 per share. Common stockholders have a liquidation preference up to $.10 per share upon satisfaction of the Series A, Series B, Series C, Series D and Series E preferred preferences. Any remaining assets shall be shared equally among all outstanding stockholders.

  If, in the event of liquidation, the Company's assets are insufficient to pay the holders of any particular series of preferred stock their full preferential amount, then legally available assets of the Company will be distributed ratably among holders of that series of preferred stock after payment of the full preferential amount has been made to all series of preferred stock having a senior liquidation preference.

  Each share of preferred stock has a dividend rate of $.10. Dividends are not cumulative and none have been declared or paid to date.

 1994 Stock Plan

  The Company has a stock plan pursuant to which the Company may grant options to employees and consultants. Under the terms of the plan, the option price is determined by the Board of Directors at the time the option is granted. Under the plan, 1,687,000 shares of common stock are authorized for issuance. Options granted are immediately exercisable, and ownership generally vests 25% twelve months after the date of grant and the remainder at 1/48 of the grant amount in each successive month thereafter. Shares issued are subject to repurchase until vested. Options expire no later than 10 years after the date of grant.

                              SUMMIT DESIGN, INC.

  At December 31, 1995, options to purchase 612,282 shares were vested. Options outstanding and transactions were as follows:

                                                                    EXERCISE
                                                       OPTIONS    PRICE RANGE
                                                      ---------  --------------
Balance, December 31, 1992...........................   213,615  $0.25 -- $0.51
  Options granted....................................   370,024  $0.01 -- $0.20
  Options exercised..................................   (75,955) $0.25 -- $0.51
  Options canceled...................................   (32,726) $0.20 -- $0.51
                                                      ---------  --------------
Balance, December 31, 1993...........................   474,958  $0.01 -- $0.51
  Options granted.................................... 1,035,796  $0.02 -- $2.50
  Options exercised..................................  (528,550) $0.02 -- $0.51
  Options canceled...................................  (108,747) $0.01 -- $1.75
                                                      ---------  --------------
Balance, December 31, 1994...........................   873,457  $0.02 -- $5.00
  Options granted....................................   551,187      $1.75
  Options exercised..................................   (71,757) $0.02 -- $0.51
  Options canceled...................................  (192,075) $0.02 -- $2.50
                                                      ---------  --------------
Balance, December 31, 1995........................... 1,160,812  $0.02 -- $2.50
  Options granted....................................   110,595  $1.75 -- $7.50
  Options exercised..................................  (320,002) $0.02 -- $1.75
  Options canceled...................................   (68,465) $0.35 -- $2.50
                                                      ---------  --------------
Balance, June 30, 1996...............................   882,940  $0.02 -- $7.50
                                                      =========  ==============

  Effective September 13, 1995, the Board of Directors of the Company approved an adjustment to the exercise price of the Company's outstanding stock options with an exercise price in excess of $1.75. All outstanding options subject to the adjustment were repriced to $1.75, the fair market value at that date as determined by the Board. Participation by each option holder was voluntary. The weighted average exercise price per share of options outstanding at June 30, 1996 is $1.93.

 Right to Repurchase Stock

  The Company has the right of first refusal to repurchase common stock issued to employees or common stock issued upon exercise of warrants. This right terminates 90 days after the first sale of Company common stock pursuant to a Registration Statement filed with the Securities and Exchange Commission.

 Common Shares Reserved

  As of December 31, 1995, the Company has reserved shares of common stock for issuance as follows:

   Conversion of preferred stock.....................................  9,103,346
   Exercise of common stock options..................................  1,160,812
                                                                      ----------
                                                                      10,264,158
                                                                      ==========

                              SUMMIT DESIGN, INC.

9. INCOME TAXES:

  The Company adopted the provisions of Statement of Financial Accounting Standards No. 109 on a prospective basis effective January 1, 1993. The adoption did not have a significant impact on the Company's financial statements. The provision for income taxes consists of the following (in thousands):

                                                                   SIX MONTHS
                                         YEAR ENDED DECEMBER 31, ENDED JUNE 30,
                                         ----------------------- ---------------
                                          1993    1994    1995    1995    1996
                                         ------- ------- ------- ------- -------
Current:
  Federal............................... $   --  $   --  $   --  $   --  $   --
  State.................................     --      --        1     --      --
  Foreign...............................     --      402     398     173     209
                                         ------- ------- ------- ------- -------
                                         $   --  $   402 $   399 $   173 $   209
                                         ======= ======= ======= ======= =======

  The difference between the effective income tax rate and the statutory U.S. federal income tax rate is as follows (in thousands):

                                                                 SIX MONTHS
                                    YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                    -------------------------  ----------------
                                     1993     1994     1995     1995     1996
                                    -------  -------  -------  -------  -------
Tax provision (benefit) at
 statutory rate...................  $  (551) $  (334) $  (907) $  (977) $  237
Foreign withholding taxes.........      --       402      398      173     209
Deferred taxes, primarily increase
 in valuation allowance and
 utilization of net operating
 losses...........................      551      334      907      977    (237)
State.............................      --       --         1      --      --
                                    -------  -------  -------  -------  ------
                                    $   --   $   402  $   399  $   173  $  209
                                    =======  =======  =======  =======  ======

  At June 30, 1996, the Company had net operating loss carryforwards for federal and state income tax purposes which can be used to offset future income subject to taxes. In addition, there are unused research and experimentation and foreign tax credits which may be available for offset against future federal income taxes after use of the loss carryforwards. Such loss carryforwards and tax credits are summarized below (in thousands):

                                                                     EXPIRATION
                                                             AMOUNT    DATES
                                                             ------ ------------
Loss carryforwards:
  Federal................................................... $9,622 2001 -- 2010
  State.....................................................  7,174 2001 -- 2010
Research and experimentation credits (federal only).........    263 2001 -- 2011
Foreign tax credits (federal only)..........................    693 1998 -- 1999

  Due to changes in the Company's ownership structure which occurred as a result of the Reorganization and a subsequent preferred stock financing, the federal and state net operating loss carryforwards are limited in use to approximately $1.7 million and $1.2 million annually, respectively. The tax credit carryforwards are also subject to limitation due to the change in ownership.

  In addition, the Company has foreign income tax net operating losses of approximately $5.7 million. These foreign losses were generated in Israel over several years and have not yet received final assessment

                              SUMMIT DESIGN, INC.

from the Israeli government. Consequently, management is uncertain as to the continued availability of a substantial portion of such foreign loss carryforwards.

  The approximate effects of temporary differences which give rise to deferred tax assets and liabilities are as follows (in thousands):

                                                      DECEMBER 31,
                                                     ----------------  JUNE 30,
                                                      1994     1995      1996
                                                     -------  -------  --------
Deferred tax assets:
  Federal and state net operating loss
   carryforwards.................................... $ 2,710  $ 3,836  $ 3,519
  Foreign operating loss carryforwards..............   1,062    1,134    1,026
  Research and experimentation credit
   carryforwards....................................     263      263      263
  Foreign tax credit carryforwards..................      77      486      694
  Other deferred tax items..........................     873      735      943
                                                     -------  -------  -------
    Total gross deferred tax assets.................   4,985    6,454    6,445
  Less valuation allowances.........................  (4,479)  (5,982)  (5,932)
                                                     -------  -------  -------
    Net deferred tax assets.........................     506      472      513
                                                     -------  -------  -------
Deferred tax liabilities:
  Other deferred tax items..........................    (506)    (472)    (513)
                                                     -------  -------  -------
    Total gross deferred tax liabilities............    (506)    (472)    (513)
                                                     -------  -------  -------
    Net deferred taxes.............................. $   --   $   --   $   --
                                                     =======  =======  =======

  The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates on a quarterly basis the recoverability of the deferred tax assets and the level of the valuation allowance. The net change in the valuation allowance for the years ended December 31, 1994 and 1995 was an increase of approximately $900,000 and $1.5 million, respectively. The valuation allowance at January 1, 1994 was approximately $3.6 million. Approximately $1.1 million of the increase in the valuation allowance for the year ended December 31, 1995 resulted from the operating loss generated in such year.

10. 401(K) PLAN:

  The Company has a 401(k) plan (the Plan) covering substantially all employees meeting minimum service requirements. The Plan allows for the Company to make discretionary matching contributions as determined by a committee of the Board of Directors. The Company provided a discretionary contribution of $6,000 and $10,000 in 1994 and 1995, respectively.

11. COMMITMENTS AND CONTINGENCIES:

  Summit Design (EDA) Ltd. has registered floating charges on all its assets as security for compliance with the terms attached to Israeli investment grants received.

  The Company has entered into employment agreements with certain of its executive officers. These agreements provide for base annual compensation and certain incentive bonuses and stock options on various vesting schedules as well as severance compensation in the event of termination without cause.

                              SUMMIT DESIGN, INC.

12. BUSINESS SEGMENTS, EXPORTS AND MAJOR CUSTOMERS:


  The Company operates in a single industry segment comprising the electronic design automation industry. Net revenue by geographic region (in thousands) and as a percentage of total revenue for each region outside the United States that constitutes more than 10% of the Company's total revenue is as follows:

                                                                    SIX MONTHS
                                                   YEARS ENDED      ENDED JUNE
                                                  DECEMBER 31,         30,
                                               ------------------- ------------
                                               1993   1994   1995  1995   1996
                                               ----- ------ ------ ----- ------
  Europe...................................... $ 671 $1,164 $1,893 $ 624 $1,274
  Asia Pacific................................ 2,089  3,850  5,447 2,618  3,454
As a Percentage of Total Revenue:
  Europe......................................  9.3%   9.0%  13.5% 10.7%  13.6%
  Asia Pacific................................ 28.9%  29.6%  38.7% 45.0%  36.9%

  During 1993, 1994, 1995 and the six months ended June 30, 1995 and 1996, other than the purchaser of certain technology in a one-time transaction, no single customer accounted for more than 10% of total revenue. Foreign operations of Summit Design (EDA) Ltd. accounted for less than 10% of total revenue of the Company in each of the three years in the period ended December 31, 1995. Identifiable assets of the Company's subsidiary were $1.3 million at December 31, 1995.

13. RELATED PARTIES:

  At the time of the Reorganization, the Company entered into a one-year financial services agreement with a significant stockholder pursuant to which the stockholder provided the Company certain financial consulting services related to its subsidiary in Israel. The Company entered into an agreement to pay $100,000 to this stockholder in 1994 in conjunction with this agreement. Additionally, Summit Design (EDA) Ltd. leases its corporate offices from the stockholder under a four-year sublease agreement on the same terms and conditions that the stockholder leases such space.

14. SUBSEQUENT EVENTS:

  In May 1996, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. Also in May 1996, the Board of Directors approved an Amended and Restated Certificate of Incorporation to be filed upon the completion of this offering. The Amended and Restated Certificate of Incorporation, among other things, authorizes 5,000,000 shares, $0.01 par value of Preferred Stock and increased the authorized number of shares of Common Stock, par value $0.01 per share, from 20,000,000 shares to 30,000,000 shares. Additionally, the Board authorized increases in the number of shares issuable under the 1994 Stock Plan to 2,322,000.

  The Company entered into an agreement with Seiko Instruments, Inc. (Seiko) during the first quarter of 1996, which granted to Seiko an exclusive right to distribute and support certain Summit products in Japan. Under the terms of the agreement, Seiko will pay the Company a distribution rights fee of $1,100,000 during the period of the agreement which is three years ending February 1999. The Company will receive payments from Seiko of $800,000, $200,000 and $100,000 in 1996, 1997 and 1998, respectively. In the six months ended June 30, 1996, the Company recognized revenue of $184,000 associated with this agreement.

  Effective April 1, 1996, the Company invested $100,000 for a 20% interest in a joint venture corporation which shall acquire the exclusive rights to manufacture, sell, distribute and support all of the Company's products in the Asia-Pacific region, excluding Japan.

VISUAL HDL

VISUAL HDL CAN RAISE DESIGNER PRODUCTIVITY by allowing system level, behavioral level and functional level design entry using graphical design methods such as block diagrams, state machines, flow charts and truth tables. Summit has installed more than 1,300 seats of its SLDA tools in more than 125 companies, of which more than 100 companies have entered into support contracts.

   [GRAPHIC SHOWING SCREEN SHOTS OF SLDA BLOCK DIAGRAMS, STATE MACHINES, FLOW
                            CHARTS AND TRUTH TABLES]

TDS

TEST DEVELOPMENT ENGINEERS USE TDS to convert design simulation data into optimized and debugged test programs. Summit has more than 250 active installations of its TDS products.

               [GRAPHIC SHOWING SCREEN SHOTS OF SIMULATION DATA]

                             [GRAPHIC OF MOUNTAIN]


                                               [SUMMIT DESIGN LOGO APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale and distribution of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                                       AMOUNT
                                                                     TO BE PAID
                                                                     ----------
     Registration fee............................................... $   15,665
     NASD filing fee................................................      5,560
     Printing expenses..............................................    150,000
     Legal fees and expenses........................................    300,000
     Accounting fees and expenses...................................    300,000
     Blue Sky fees and expenses.....................................      5,000
     Transfer Agent and Registrar fees and expenses.................     10,000
     Nasdaq Application and listing fees............................     50,000
     Directors and Officers Insurance Premium.......................    240,000
     Miscellaneous..................................................    123,775
                                                                     ----------
       Total........................................................ $1,200,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to Article Eighth of the Certificate of Incorporation of the Company, filed herewith as Exhibit 3.1; Article VI of the Bylaws of the Company, filed herewith as Exhibit 3.3; Section 145 of the Delaware General Corporation Law; and the form of indemnification agreement filed herewith as
Exhibit 10.1 which, among other things, and subject to certain conditions, authorize the Company to indemnify, or indemnify by their terms, as the case may be, the directors and officers of the Company against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

  See the form of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement for certain provisions relating to indemnification of the Company and its officers and directors.

  The Company has obtained directors and officers insurance providing indemnification for certain of the Company's directors, officers, affiliates, partners or employees for certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since December 29, 1993, the date of its incorporation, the Company has sold unregistered securities in the amounts, at the time, and for the aggregate amounts of consideration listed as follows:

    (a) In December 1993, the Company issued 3,596,154 shares of its Series A Preferred Stock to the two stockholders of SEE Technologies in exchange for 3,390,900 Ordinary Shares of SEE Technologies. The two stockholders subsequently contributed 229,154 shares of the Series A Preferred Stock to Summit.

    (b) In February 1994, the Company entered into an agreement with Test Systems Strategies, Inc. ("TSSI") whereby the Company acquired (i) all of the outstanding Common Stock of TSSI in exchange for 1,806,340 shares of the Company's Common Stock which were issued to 112 stockholders and
  (ii) all of the outstanding Preferred Stock of TSSI in exchange for 4,033,921 shares of the Company's Series B Preferred Stock which were issued to 27 stockholders.

    (c) In February 1994, the Company issued $400,000 aggregate principal amount of convertible subordinated debentures to 16 persons and entities. On November 11, 1994, all of the then outstanding convertible subordinated debentures were converted into 375,000 shares of Series C Preferred Stock of the Company.

    (d) In May 1994, the Company sold to 21 stockholders an aggregate of 823,091 shares of its Series D Preferred Stock at $3.75 per share, for an aggregate purchase price of $3,085,845.

    (e) In June and July 1995, the Company sold to 7 stockholders an aggregate of 600,000 shares of its Series E Preferred Stock at $4.52 per share, for an aggregate purchase price of $2,711,048.

    (f) From January 1994 through August 31, 1996, the Registrant has granted stock options to purchase 2,305,492 shares of the Company's Common Stock at exercise prices ranging from $0.02 to $7.50 per share to employees, consultants and directors pursuant to its 1994 Stock Plan.

  The transactions listed in Item 15 were made in reliance upon the exemptions from registration under the Securities Act of 1933, as amended, contained in
Section 4(2) thereof. No underwriters were involved in any of the foregoing transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

   1.1**  Form of Underwriting Agreement.
   3.1**  Certificate of Incorporation, as amended.
   3.2 Form of Amended and Restated Certificate of Incorporation to be filed promptly after the closing of the offering.
   3.3**  Bylaws, as amended.
   3.4    Amended and Restated Bylaws.
   4.1    Specimen Common Stock Certificate of Company.
   4.2** Investors' Rights Agreement between the Registrant and the parties named therein dated February 10, 1994, as amended.
   5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
  10.1** Form of Indemnification Agreement between Registrant and its executive officers and directors.
  10.2**  1994 Stock Plan, as amended.
  10.3    1996 Employee Stock Purchase Plan.
  10.4    1996 Director Option Plan.
  10.5** Employment Agreement between the Registrant and Larry J. Gerhard dated December 13, 1993.
  10.6**  Employment Agreement between the Registrant and C. Albert Koob dated
          October 21, 1995.
  10.7**  Employment Agreement between the Registrant and Zamir Paz dated
          January 1, 1996.
  10.8**  Employment Agreement between the Registrant and Dan Skilken dated
          November 20, 1993.
  10.9**  Employment Agreement between the Registrant and Roger Bitter dated
          November 22, 1993, as amended.
  10.10   Employment Agreement between the Registrant and Eric Benhayoun dated
          October 31, 1994.
  10.11** Employment Agreement between the Registrant and David Greg Kott dated
          March 1, 1995.
  10.12** Board of Directors Directorship Agreement between the Registrant and
          Fred L. Hanson dated October 9, 1995.
  10.13** Lease Agreement between the Registrant and Petula Associates Ltd. and
          Koll Creekside Associates II dated October 26, 1993, as amended.
  10.14** Sublease Agreement, dated as of January 1993 between DCL
          Technologies, Ltd. and SEE Technologies, Ltd.
  10.15** Bank Line of Credit Agreement between Registrant and U.S. National
          Bank of Oregon dated May 1, 1996.

 10.16+** Joint Venture Agreement between Summit Design Israel, Inc. and Anam
          S&T Co., Ltd. dated March 21, 1996.

 10.17+** Distributor Agreement between the Registrant and Seiko Instruments,
          Inc., dated February 1, 1996.

 10.18+** Distributor Agreement between the Registrant and ATE Service Co.,
          Ltd., dated October 23, 1995, and amended as of April 9, 1996.

  11.1    Statement regarding computation of the Company's per share earnings.

  16.1**  Letter re Change in Certifying Accountant.

  21.1**  List of Subsidiaries.

  23.1    Consent of Coopers & Lybrand L.L.P.

  23.2    Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in
          Exhibit 5.1).

  24.1**  Powers of attorney (See page II-4).

  27.1    Financial Data Schedule.

- --------

** Previously filed.
- --------------------

+ Documents for which confidential treatment has been requested.

  (B) FINANCIAL STATEMENT SCHEDULES

    Schedule II--Valuation and Qualifying Accounts.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or shown in the Consolidated Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beaverton, State of Oregon, on the 16th day of September, 1996.

                                          SUMMIT DESIGN, INC.

                                          By:      /s/ C. Albert Koob
                                             ----------------------------------
                                                       C. Albert Koob
                                                  Vice President and Chief
                                                      Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    SIGNATURE                   TITLE                    DATE
    ---------                   -----                    ----
        *           President, Chief Executive    September 16, 1996
- ------------------  Officer and Director
 Larry J. Gerhard   (Principal Executive Officer)

/s/ C. Albert Koob  Vice President and Chief      September 16, 1996
- ------------------  Financial Officer (Principal
  C. Albert Koob    Financial and Accounting
                    Officer)

        *                     Director            September 16, 1996
- ------------------
    Zamir Paz

        *                     Director            September 16, 1996
- ------------------
 Amihai Ben-David

        *                     Director            September 16, 1996
- ------------------
   John Grillos

        *                     Director            September 16, 1996
- ------------------
  Fred L. Hanson

        *                     Director            September 16, 1996
- ------------------
   Jay Morrison

        *                     Director            September 16, 1996
- ------------------
   Mark Stevens

*By:        /s/ C. Albert Koob                    September 16, 1996
     -----------------------------------
                C. Albert Koob
             as Attorney-In-Fact

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

  In connection with our audits of the consolidated financial statements of Summit Design Inc. and its subsidiaries as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16b herein.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          Coopers & Lybrand L.L.P.

Portland, Oregon
June 18, 1996